AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 1996


                                                      REGISTRATION NO. 333-08175
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 2


                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                             PINNACLE BRANDS, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            2752                           75-2406170
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of incorporation or           Classification Code Numbers)          Identification No.)
         organization)

                               924 AVENUE J EAST
                           GRAND PRAIRIE, TEXAS 75050
                                 (214) 601-7000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                                 JERRY M. MEYER
                           CHAIRMAN OF THE BOARD AND
                            CHIEF EXECUTIVE OFFICER
                             PINNACLE BRANDS, INC.
                               924 AVENUE J EAST
                           GRAND PRAIRIE, TEXAS 75050
                                 (214) 601-7000
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                              -------------------

                                   COPIES TO:

                  NANCY E. FUCHS                                   ROHAN S. WEERASINGHE
                JOEL I. GREENBERG                                  SHEARMAN & STERLING
             KAYE, SCHOLER, FIERMAN,                               599 LEXINGTON AVENUE
               HAYS & HANDLER, LLP                               NEW YORK, NEW YORK 10022
                 425 PARK AVENUE                                      (212) 848-4000
             NEW YORK, NEW YORK 10022
                  (212) 836-8000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 30, 1996

PROSPECTUS
                                4,000,000 SHARES

                             PINNACLE BRANDS, INC.

                                  COMMON STOCK
                              -------------------

    The 4,000,000 shares of Common Stock of Pinnacle Brands, Inc. (the "Company") offered hereby are being offered by the Company. Prior to this offering there has been no public market for any securities of the Company. It is currently estimated that the initial offering price per share will be between $14 and $16. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting."


    The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange ("NYSE") under the symbol "PNE".


SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT
  SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK
                                OFFERED HEREBY.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                        PRICE TO          UNDERWRITING        PROCEEDS TO
                                         PUBLIC           DISCOUNT (1)        COMPANY (2)
Per Share.........................          $                  $                   $
Total (3).........................          $                  $                   $


(1) The Company and the Company's principal stockholder (the "Selling Stockholder") have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $         .


(3) The Selling Stockholder has granted the several Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public and Underwriting Discount, and the proceeds to the Selling
    Stockholder will be $        , $        , and $         , respectively. See
    "Underwriting." Approximately $33.0 million of the proceeds to be received by the Company in this offering will be used to repay indebtedness held by the Selling Stockholder. See "Use of Proceeds."


                              -------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or
about       , 1996.
                              -------------------

         MERRILL LYNCH & CO.                           CS FIRST BOSTON

                              -------------------

                  The date of this Prospectus is       , 1996.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

ARTWORK DESCRIPTIONS

INSIDE FRONT COVER ARTWORK

    Picture of a baseball player swinging a baseball bat with inset pictures of the Company's trading card boxes and card packs.

FOLD OUT ARTWORK

    Copy of Pinnacle advertisement showing a boy standing next to a bicycle which has a football trading card in the spokes on one side of the page and the back of one of the Company's card packs on the other side of the page. The caption says "If it's one of your Pinnacles, ground him for life."











    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) included elsewhere in this Prospectus. Unless the context otherwise requires, as used in this Prospectus, the term "Pinnacle" means Pinnacle Brands, Inc., and the term "Company" means Pinnacle and its direct and indirect wholly-owned subsidiaries. "SCMA" means the Sports Card Manufacturers Association, Inc., which is a trade organization comprising the Company and its three principal competitors: Fleer/Skybox, Topps and Upper Deck. As used in this Prospectus, references to SCMA data or net sales mean net sales, defined as the aggregate wholesale gross sales of the four SCMA members less the dollar value of product returns the four members actually received during the reporting period. SCMA net sales are reported for baseball, football, hockey and basketball trading cards. The Company believes that SCMA data represent approximately 90% of wholesale net sales of the sports trading card industry.

                                  THE COMPANY


    The Company is one of the nation's leading designers, producers and distributors of sports trading cards. The Company offers premium value products under numerous brands and sub-brands--differentiated by product feature, price point, sport and distribution channel--including such well-established brands as Score, Select, Pinnacle, Donruss, Leaf, Action Packed, Racer's Choice and Sportflix. Based on SCMA data, for 1995 the Company had an aggregate 37% market share in the three major team sports categories in which it competes (consisting of a 26% market share for the Company and an 11% market share related to products sold under licenses acquired by the Company in May 1996). The Company believes that it has the leading market share in each of those three team sports--baseball, football and hockey. The Company is also a NASCAR licensee and a leading producer of auto racing cards. In addition to its sports trading card business, the Company sells collectible and similar picture products to consumer and food product companies for their promotional purposes.


    According to SCMA data, the 1995 sports trading card market was approximately $560 million, which equates to approximately $900 million in retail sales. Sales of sports trading cards are significantly influenced by the popularity of the related sport. The Company and other producers of sports trading cards operate pursuant to licenses with the owners' and players' association in each relevant team sport or, in the case of auto racing, with National Association for Stock Car Auto Racing, Inc.


    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

("NASCAR") and the relevant drivers, team owners and sponsors. The major sports organizations have generally limited the number of licensed sports trading card competitors. Sports trading cards are sold to consumers through a variety of distribution channels, including approximately 5,000 specialty hobby stores and over 80,000 retail outlets such as mass merchandisers, convenience stores, grocery and drug stores and toy stores. Sport trading cards are a highly attractive category for retailers because of their relatively high profit margins per square foot of shelf space.

    The Company has positioned itself as a leader in the industry through an emphasis on collectibility and continual product innovation, with a reputation for high quality products and service. Each of the Company's sports trading card brands has its own positioning in the marketplace and is designed to appeal to a targeted group of consumers. Marketing studies commissioned by the Company indicate that the Company's average collector is approximately 31 years old and owns a collection valued at over $4,000. The Company produces different products utilizing a variety of production technologies and distinctive features and sells these products through multiple distribution channels at a wide range of price points. The Company believes that it is an industry leader in innovative card design and production technologies. The Company's sports trading card products consistently have among the industry's highest aftermarket trading values, based on aftermarket prices published in Beckett Monthly (the most widely circulated sports trading card publication).


    As a result of the business strategy implemented by the Company beginning in 1993, the Company's net sales more than doubled from $62.5 million in 1993 to $130.2 million in 1995, despite a decline in overall sports trading card industry sales during that period. The Company's net sales have increased 19% from $41.9 million for the first six months of 1995 to $49.9 million for the comparable 1996 period. The Company's historical losses were $56.1 million, $44.0 million and $2.5 million in 1993, 1994 and 1995, respectively. For the first six months of 1995 and 1996, respectively, the Company had net losses of $7.2 million and $9.6 million. The Company's historical losses include unusual charges that the Company does not expect to be recurring, including charges related to the write-off of amounts due from an acquired company in connection with the acquisition thereof in 1993 and the write-off of goodwill in 1994. Historical losses also include non-cash interest expense on indebtedness that is being repaid or converted into Common Stock concurrently with the Offering. Pro forma as adjusted for the Offering, net income (loss) for the year ended December 31, 1995 and for the six month periods ended June 30, 1995 and June 30, 1996 was $8.2 million, $0 and ($1.5) million, respectively. See "-- Summary Consolidated Financial Data" and the notes thereto and "Business--Seasonality."


    Historically, the Company relied on multiple-product brokers to sell its products. In 1996, however, the Company established an in-house, field sales force to market its trading card products more effectively by providing a higher level of customer service to retail and hobby dealers. The field sales force educates the customer about the Company's products, helps to tailor the customer's product selection, and shares product placement and merchandising techniques with the customer, all with the goal of enhancing the customer's sell-through of the Company's products.

    The Company utilizes what it believes to be an aggressive, cost-effective marketing strategy concentrating on public relations events and targeted advertising to maximize brand awareness. To increase its visibility in the sports market, the Company has entered into multi-year commitments to be the exclusive title sponsor of the premiere fan events for hockey and baseball, which include the Pinnacle NHL FANtasy held in conjunction with the National Hockey League All-Star game and the Pinnacle All-Star FanFest held in conjunction with the Major League Baseball All-Star game. The Company is also the exclusive sports trading card sponsor of the NFL Quarterback Club's Quarterback Challenge. These events serve both to increase fan interest in the relevant sport and to provide an opportunity to introduce the Company's sports trading cards to a large number of fans who may not be familiar with the Company's products. In addition, these events provide significant brand exposure, including national television and print media coverage, to a sports-conscious target audience at a substantially lower cost than conventional media advertising.

    The Company continually seeks to improve its profitability and the quality and predictability of its earnings and cash flows by managing the return of unsold product and controlling costs. The Company believes that it has been an industry leader in the effort to minimize returns, which has historically been a concern for the industry. The Company has increased the percentage of its sales to the hobby distribution channel, which traditionally does not have return privileges, and has also negotiated with some major mass market retailers to eliminate return privileges. As a result, since 1992 the Company has tripled the percentage of its sales made on a non-returnable basis, to more than 50%. In addition, the Company continually evaluates cost control opportunities. The Company has successfully identified and reduced certain significant costs through investments in design technology and identification of more cost-efficient vendors and sources of raw materials. In addition, since 1993 the Company has shifted its focus from being a manufacturer of sports trading cards to being a flexible designer, marketer and distributor of collectible products. The Company now outsources substantially all of its production processes other than design and artwork.

STRATEGY


    The Company's strategy is to position its sports trading card products principally as collectibles which are likely to have superior value in the secondary market. This strategy has led the Company to increase its sales to specialty retail outlets, consisting mainly of trading card hobby stores, the retailer of choice for the serious collector/consumer. The Company believes that success within this hobby channel, in turn, drives demand within the broader, general retail channel. Since 1993, by consistently executing this strategy, the Company has experienced a significant increase in net sales, as well as in the proportion of its sales attributable to the key hobby channel. The Company's strategy encompasses the following elements:

   . Continual product innovation, both technological and artistic, to stimulate collector interest;

   . Managed production quantity and quality, making less than the market demands, to promote collectibility; and

   . Tailored product distribution, packaging and sales support, customized to each individual channel of distribution to maximize sell-through.


    In order to implement its strategy, the Company intends to: (i) continue to enhance highly recognizable brands; (ii) further enhance hobby channel distribution; (iii) selectively expand general retail distribution; (iv) continually evaluate and reposition products to meet both customers' and consumers' demands and preferences; (v) maximize profitability of recent acquisitions; (vi) pursue opportunities in promotional and related markets; and
(vii) position the Company as a strong contender for additional licensing opportunities. In addition, the Company will continue to seek strategic acquisitions which would complement its existing business and/or take maximum advantage of the Company's core competencies. These competencies include, among other things, retail and specialty distribution, product development, licensing and knowledge of collectibles markets. The Company believes that the continued implementation of its strategy will enable it to maintain its leadership position in the sports trading card market and achieve future growth.

RECENT ACQUISITION

    In May 1996, the Company acquired from Donruss Trading Cards, Inc. ("Donruss/Leaf"), a subsidiary of Leaf, Inc., its baseball and hockey trading card licenses, as well as certain inventory and intangibles, for an aggregate purchase price of approximately $41.0 million (the "Donruss License Acquisition"), which comprised a $32.5 million cash payment to Donruss/Leaf plus the assumption of certain liabilities. In 1995, based on data reported to its licensors, Donruss' gross shipments of products sold pursuant to the purchased licenses (without deduction for returns) exceeded $50 million. The Company believes that the Donruss License Acquisition significantly enhances the Company's strategic position in the sports trading card industry. Management believes that the Donruss products have distinctive features and brand recognition that appeal to certain collectors/consumers and therefore intends to maintain the distinctiveness of these products. The Company's strategy to maximize net sales and profitability of the Donruss licensed products includes:
(i) leveraging the Company's existing infrastructure to maximize the contribution of the Donruss products; (ii) repositioning Donruss products for targeted market segments; (iii) marketing Donruss products using the Company's more effective field sales force and aggressive marketing techniques; (iv) extending Donruss brands into football trading cards; and (v) applying the Company's return policies to sales of Donruss products.


    Except as otherwise indicated, all information in this Prospectus (i) has been adjusted to reflect a 103.96-for-1 stock split of the outstanding Common Stock to be effected immediately prior to the consummation of this Offering,
(ii) gives effect to the conversion of certain subordinated indebtedness and all outstanding shares of Redeemable Preferred Stock, par value $.01 per share ("Redeemable Preferred Stock"), into shares of Common Stock and (iii) assumes no exercise of the Underwriters' over-allotment option.


    Score, Select, Pinnacle, Donruss, Action Packed, Racer's Choice, Sportflix and Optigraphics are among the Company's trademarks. Leaf is a trademark of Leaf, Inc.

                                  THE OFFERING


Common Stock offered by the Company(a).......  4,000,000 shares

Common Stock to be outstanding after the
Offering(b)..................................  11,689,726 shares

Use of Proceeds..............................  Of the estimated net proceeds to the Company of $55.0 million, approximately $22.0 million
                                               will be used to reduce indebtedness under the
                                               Credit Agreement (as defined herein) and
                                               $33.0 million will be used to retire a
                                               portion of the Subordinated Notes (as defined
                                               herein). The Company will not receive any of
                                               the proceeds from the sale of shares subject
                                               to the over-allotment option.

Proposed New York Stock Exchange Symbol......  PNE


- ------------

(a) Excludes shares subject to the over-allotment option which are being offered by the Selling Stockholder.


(b) Excludes 1,386,652 shares of Common Stock subject to options granted under the Company's 1992 Option Plan and 123,621 shares of Common Stock subject to other options. Excludes 1,168,973 shares reserved for issuance under the 1996 Incentive Stock Option Plan and 33,837 shares reserved for issuance under the 1996 Restricted Stock Plan.


                              -------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA:

                                                                                                 FOR THE SIX
                                  FOR THE THREE                                                    MONTHS
                                  MONTHS ENDED         FOR THE YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                  DECEMBER 31,    -----------------------------------------   -----------------
                                     1991(A)        1992       1993       1994       1995      1995      1996
                                  -------------   --------   --------   --------   --------   -------   -------
                                                                 (IN THOUSANDS)
Net sales(b)....................     $35,511      $108,881   $ 62,501   $117,965   $130,183   $41,879   $49,905
Cost of sales...................      25,810        73,264     41,000     78,013     90,388    29,548    34,503
                                  -------------   --------   --------   --------   --------   -------   -------
Gross profit....................       9,701        35,617     21,501     39,952     39,795    12,331    15,402
Selling, general and
 administrative expenses........       5,119        20,222     20,972     23,506     26,310    11,480    15,659
Unusual charges(c)(d)...........      --             --        41,435     47,366      --        --        --
                                  -------------   --------   --------   --------   --------   -------   -------
Operating income (loss).........       4,582        15,395    (40,906)   (30,920)    13,485       851      (257)
Interest expense--subordinated
 notes payable..................        (777)       (4,298)    (7,198)    (9,307)   (11,526)   (5,524)   (6,034)
Interest expense--other.........        (839)       (5,792)    (4,180)    (4,509)    (5,068)   (2,581)   (3,521)
Other income (expense), net.....        (795)          252         72        730        657        42       195
                                  -------------   --------   --------   --------   --------   -------   -------
Income (loss) before income
taxes...........................       2,171         5,557    (52,212)   (44,006)    (2,452)   (7,212)   (9,617)
Income tax provision............       1,074         2,431      --         --         --        --        --
                                  -------------   --------   --------   --------   --------   -------   -------
Net income (loss)(e)............     $ 1,097      $  3,126   $(52,212)  $(44,006)  $ (2,452)  $(7,212)  $(9,617)
                                  -------------   --------   --------   --------   --------   -------   -------
                                  -------------   --------   --------   --------   --------   -------   -------

PRO FORMA, AS ADJUSTED, STATEMENT OF OPERATIONS DATA(F):


                                                                                                    FOR THE SIX
                                                                                  FOR THE YEAR        MONTHS
                                                                                     ENDED        ENDED JUNE 30,
                                                                                  DECEMBER 31,   -----------------
                                                                                    1995(G)      1995(H)   1996(I)
                                                                                  ------------   -------   -------
                                                                                     (IN THOUSANDS, EXCEPT PER
                                                                                            SHARE DATA)

Net sales......................................................................     $130,183     $41,879   $49,905
Cost of sales..................................................................       90,388      29,548    34,503
                                                                                  ------------   -------   -------
Gross profit...................................................................       39,795      12,331    15,402
Selling, general and administrative expenses...................................       24,325      10,930    15,509
                                                                                  ------------   -------   -------
Operating income (loss)........................................................       15,470       1,401      (107)
Interest expense...............................................................       (2,888)     (1,490)   (2,431)
Other income (expense), net....................................................          657          42       195
                                                                                  ------------   -------   -------
Income (loss) before income taxes..............................................       13,239         (47)   (2,343)
Income tax provision (benefit).................................................        5,031         (18)     (890)
                                                                                  ------------   -------   -------
Net income (loss)..............................................................     $  8,208     $   (29)  $(1,453)
                                                                                  ------------   -------   -------
                                                                                  ------------   -------   -------
Net income (loss) per share(j).................................................     $   0.63     $ --      $ (0.11)
Weighted average number of shares of common stock and equivalents(j)...........       13,091      13,091    13,091


BALANCE SHEET DATA:


                                                                             AS OF JUNE 30, 1996
                                                                          -------------------------
                                                                                      PRO FORMA, AS
                                                                           ACTUAL     ADJUSTED(F)(K)
                                                                          ---------   -------------
                                                                               (IN THOUSANDS)
Net working capital...................................................... $  11,471     $  11,471
Total assets.............................................................   129,296       147,396
Long-term debt, including current maturities.............................   197,666        74,318
Stockholders' equity (deficit)...........................................  (102,492)       38,956


                                                       (Notes on following page)

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA


 (a)  The Company was formed by a group of investors to effect the September 28, 1991 acquisition of Optigraphics, Inc. Therefore, the 1991 period includes results of operations for the three months ended December 31, 1991.
 (b)  Net sales for 1992 includes sales related to "collector's sets" that were discontinued
      after 1992. The Company's reported SCMA net sales for these "collector's sets" for 1992 were $17.0 million. Unlike the data contained in the table above, which reports sales of products shipped less a provision for estimated returns of such products, reported SCMA net sales are based on sales of products shipped less the dollar value of returns actually received during the period.
 (c)  Included in operating loss for 1993 is an unusual charge of $41.4 million resulting from events that led to the MLM Acquisition related to (i) the write-off of a $30.2 million pre-acquisition receivable from MLM and (ii) incremental sales returns, write-offs of unsalable inventory and other operating expenses aggregating $11.2 million.
 (d)  Included in operating loss for 1994 are unusual charges of $47.4 million related to (i)
      a $40.0 million writedown of goodwill and (ii) incremental sales returns and write-offs of unsalable inventory related to the Major League Baseball and National Hockey League
      work stoppages.
 (e)  For the year ended December 31, 1993, net income (loss) as reported herein is prior to the effect of the adoption of a new accounting principle.
 (f)  Presented on a pro forma basis (as if the following transactions had occurred on the first day of the period presented, and in the case of the Balance Sheet Data, as if such transactions had occurred on June 30, 1996) to give effect to the conversion of a portion of the Acadia subordinated notes and all of the Redeemable Preferred Stock; plus options granted prior to the Offering to purchase Common Stock at $2.49 per share and shares of Common Stock to be awarded under the Restricted Stock Plan (assuming all such Common Stock was outstanding for all periods presented); and as adjusted for the Offering assuming the issuance and sale of 4,000,000 shares of Common
      Stock and application of the assumed net proceeds. Of the net proceeds from the sale of shares of Common Stock offered by the Company in the Offering, approximately $22.0 million will be used to repay senior bank indebtedness and $33.0 million will be used to repay Acadia subordinated notes.
 (g)  Pro forma, as adjusted, results for the year ended December 31, 1995 give effect to (i)
      decreased interest expense of $13.7 million (which consists of $2.0 million related to senior bank borrowings, $11.5 million related to subordinated notes to Acadia, and $0.2 million related to amortization of deferred loan costs with respect to senior bank borrowings), (ii) decreased selling, general and administrative expenses of $2.0 million
      (which consists of $2.3 million of management and consulting fees that will no longer be incurred offset by an increase of $0.3 million in compensation expense for new employment agreements with members of senior management), and (iii) a tax provision of
      $5.0 million.
 (h)  Pro forma, as adjusted, results for the six months ended June 30, 1995 give effect to
      (i) decreased interest expense of $6.6 million (which consists of $1.0 million related to senior bank borrowings, $5.5 million related to subordinated notes to Acadia, and
      $0.1 million related to amortization of deferred loan costs with respect to senior bank borrowings), (ii) decreased selling, general and administrative expenses of $0.6 million
      (which consists of $0.8 million of management and consulting fees that will no longer be incurred offset by an increase of $0.2 million in compensation expense for new employment agreements with members of senior management), and (iii) a tax benefit of
      $18,000.
 (i)  Pro forma, as adjusted, results for the six months ended June 30, 1996 give effect to
      (i) decreased interest expense of $7.1 million (which consists of $1.0 million related to senior bank borrowings, $6.0 million related to subordinated notes to Acadia, and
      $0.1 million related to amortization of deferred loan costs with respect to senior bank borrowings), (ii) decreased selling, general and administrative expenses of $0.2 million
      (which consists of $0.3 million of management and consulting fees that will no longer be incurred offset by an increase of $0.1 million in compensation expense for new employment agreements with members of senior management), and (iii) a tax benefit of
      $0.9 million.
 (j)  For purposes of pro forma, as adjusted, net income (loss) per share, weighted average shares outstanding is 13,090,714, which is comprised of 2,156,026 shares currently outstanding, 5,499,863 shares to be issued to give effect to the conversion of a portion of the Acadia subordinated notes and all of the Redeemable Preferred Stock, 1,400,988 options (net of 122,237 options granted by Acadia from its existing holdings) granted prior to the Offering to purchase Common Stock at $2.49 per share and 33,837 shares to be awarded under the Restricted Stock Plan, and 4,000,000 million shares to be issued in the Offering.
 (k)  Gives effect to the Offering and includes (i) a charge of $0.4 million (net of taxes of
      $0.2 million) related to a write-off of a portion of deferred financing costs with respect to the early payment of a portion of senior bank indebtedness, (ii) a non-cash operating expense of $10.6 million (net of taxes of $6.5 million) in connection with the grant of options to purchase Common Stock prior to the Offering at $2.49 per share and shares of Common Stock to be awarded under the Restricted Stock Plan, and (iii)
      a credit of $12.0 million related to the reversal of a portion of the deferred tax asset valuation allowance. See "Management's Discussion and Analysis of Results of
      Operation and Financial Condition--General." These nonrecurring charges are not considered in the pro forma, as adjusted, statement of operations data.

                                  RISK FACTORS

    Prospective investors should carefully consider the risk factors set forth below, as well as other information set forth in this Prospectus, before purchasing the shares of Common Stock offered hereby.

DEPENDENCE UPON NON-EXCLUSIVE LICENSE AGREEMENTS

    The Company's ability to market its sports trading cards, from which the Company derived approximately 89% of its gross sales in 1995, is dependent upon its non-exclusive licenses from professional sports leagues, players associations and other licensors. The Company currently has four baseball licenses (two each with the professional sports league and the players' association), three football licenses (one with the professional sports league and two with the players' association), four hockey licenses (two each with the professional sports league and the players' association), a license with NASCAR and over 100 licenses with NASCAR drivers, owners and sponsors. The team sport licenses typically have durations of two to five years. One of the Company's professional sports league baseball licenses expired on December 31, 1994, one of its professional sports league football licenses expired on March 31, 1995 and one of its professional sports league hockey licenses expired on June 30, 1996. The Company has entered into letters of intent with Major League Baseball Properties and National Football League Properties with respect to the material terms of replacement three-year licenses and is in the process of negotiating definitive license agreements. The Company is also in the process of negotiating a new license agreement with National Hockey League Enterprises. The Company continues to operate under the terms of its expired licenses. The remainder of the Company's material licenses expire between December 31, 1997 and June 30, 1999. Although each of these licenses is subject to termination for cause by the respective licensors and to non-renewal at the expiration of its term, the Company believes its relationships with its sports licensors to be strong, and anticipates that it will be able to renew its sports trading card licenses on acceptable terms. However, there can be no assurance that these licenses will not be terminated for cause, that these licenses will be renewed upon their expiration or that the terms of future sports trading card licenses will not be materially less favorable to the Company than those currently in effect. The loss of any baseball, football or hockey license could have a material adverse effect on the Company's results of operations and financial condition. See "Business--License Agreements and Trademarks."

COMPETITION

    The sports trading card industry is competitive. The Company competes with three major competitors and numerous smaller competitors. The sports trading card industry experienced significant growth between the early 1980s and 1991. Between 1991 and 1993, however, a substantial industry contraction occurred resulting in an increasingly competitive environment in the sports trading card industry. Moreover, 1994 labor disputes in baseball and hockey caused even further contraction and greater competition. If contractions in the sports trading card market continue to occur, the resulting increased competition could materially affect the Company's results of operations and financial condition. In addition, the licensors retain the ability to grant additional sports trading card licenses which, if granted, could increase competition in the sports trading card industry. The Company also competes with sports memorabilia and collectibles producers, as well as companies that market small toys, comic books and other similar products. Certain of the Company's competitors are significantly larger and have greater resources than the Company. See "Business--Competition."

DEPENDENCE ON POPULARITY OF RELATED SPORTS

    Sales of sports trading cards are influenced by the popularity of the sports to which the cards relate. During 1994, Major League Baseball experienced a strike and the National Hockey League experienced a work stoppage. These labor disputes resulted in a loss of interest in these sports by many fans, which in turn triggered a significant and immediate reduction in the Company's baseball and hockey card sales as well as substantial product returns. Although the National Hockey League resolved its dispute and commenced its season in January 1995, and Major League Baseball resumed operations in

April 1995 (but without a written contract between the owners and the players union), industry sales have been slow to rebound and remain well below pre-strike levels. There can be no assurance that the industry's gross sales will return to pre-strike levels. In addition, there can be no assurance that similar labor disputes will not occur again or that the popularity of the sports for which the Company holds sports trading card licenses will not decline for other reasons. Further labor disputes or any such decline in popularity could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Sports Trading Card Industry."


RETURNS

    Historically, retailers' returns of unsold sports trading cards have been a significant factor affecting profitability of companies in the sports trading card industry. During each of the contractions in the sports trading card industry since 1991, the industry experienced very high product returns resulting in the need to increase financial provisions for returns as well as write off excess inventory. For example, in 1994 the Company wrote off $2.3 million of unsalable inventory and took a charge of $5.1 million relating to excess returns. Although less than 50% of the Company's sports trading card net sales currently are subject to return privileges and the Company has implemented business practices to reduce return occurrences, product returns that significantly exceed the Company's estimates could have a material adverse effect on the Company's results of operations and financial condition. In addition, actions taken by the Company to eliminate or reduce a retailer's return privileges may accelerate returns of products previously sold to that retailer. See "Business--Returns."


HISTORY OF LOSSES; ACCUMULATED DEFICIT



    The Company has incurred net losses since 1993. Although the Company does not expect certain unusual charges incurred in prior periods to be recurring and is significantly reducing its indebtedness in connection with this Offering (which will reduce accordingly interest expense), there can be no assurance that the Company will not continue to incur net losses in the future. As a result of such losses, the Company's accumulated deficit was $108.0 million as of June 30, 1996, which is a component of stockholders' equity. On a pro forma basis, as of June 30, 1996 stockholders' equity was $39.0 million (after giving effect to the Offering, based on the midpoint of the filing range, and the recapitalization). See "Selected Financial and Operating Data" and the Company's Consolidated Financial Statements.



GOODWILL AND OTHER INTANGIBLES



    A majority of the Company's assets comprise goodwill and value associated with its sport trading card licenses, trademarks and tradenames. Realization of these intangible assets is dependent on the future successful operations of the Company. There can be no assurance that the value of such intangible assets will be realized.



LITIGATION



    The Company is a defendant in a purported class action filed in August 1996 in Dallas in the United States District Court for the Northern District of Texas. This action is directed against standard business practices in the sports trading card industry, including the practice of randomly inserting chase cards in packages of sports trading cards, and alleges that these practices constitute illegal gambling activity in violation of state and federal law, including the Racketeer Influenced and Corrupt Organizations Act. Inherently, the outcome of litigation is uncertain. It is not possible at the early stage of this case to predict the outcome with certainty. In the opinion of the Company, the action lacks substantial merit and the Company intends to defend it vigorously. See "Business--Legal Proceedings."


DEPENDENCE ON KEY PERSONNEL

    The operations of the Company currently depend, to a great extent, on the abilities and continued services of its senior executives, particularly Jerry M. Meyer, chairman of the board and chief executive officer of the Company. The Company has entered into employment agreements with Mr. Meyer and other key executives. There can be no assurance that the Company will be able to retain the services of such executives. The extended loss of the services of Mr. Meyer or the other key executives could have a material adverse effect on the Company's results of operations and financial condition. See "Management--Employment Agreements."

CONTROL OF THE COMPANY


    Upon completion of the Offering and the recapitalization, Acadia Partners, L.P. and its affiliates (collectively, "Acadia") will own approximately 65% of the outstanding Common Stock (or 57% on a fully diluted basis) or 60% if the over-allotment option is exercised in full (or 53% on a fully diluted basis). As a result, Acadia will effectively control the affairs of the Company and will have the ability to determine the outcome of most corporate actions requiring stockholder approval, including, among other things, the election of the board of directors of the Company, the adoption of amendments to the Company's certificate of incorporation and the approval of mergers and sales of all or substantially all of the Company's assets. Approximately $33.0 million of the proceeds of the Offering will be used to retire subordinated indebtedness payable to Acadia. See "The Company--Acadia Partners, L.P." and "The Company--Recapitalization."


SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offering, 11,689,726 shares of the Company's Common Stock will be outstanding. The Common Stock offered hereby will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")) without restriction or registration under the Securities Act. All remaining shares may be sold under Rule 144 under the Securities Act, subject to the volume limitations and manner of sale and other restrictions of Rule 144. In addition, Acadia and certain of the Company's other stockholders have the right to require registration of their shares for public sale. However, the Company and its directors, officers, affiliates and the current stockholders have, subject to certain exceptions, agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any capital stock of the Company, or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing, for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch & Co. ("Merrill Lynch"). Sales of substantial amounts of the Common Stock or the perception that such sales may occur in the public market after the Offering could adversely affect the market price of the Common Stock.


ABSENCE OF PRIOR TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of Common Stock will be able to be resold at or above the initial public offering price following the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the trading prices of the Common Stock after the Offering. See "Underwriting" for a description of certain factors to be considered in determining the initial public offering price for the Common Stock. Trading prices for the Common Stock following the Offering may be influenced by many factors, including the depth of the market for the Common Stock, investor perception of the Company, fluctuations in the Company's operating results and changes in conditions or trends in the Company's industry, changes in any securities analysts' estimates of the Company's future performance or that of its competitors or general market conditions. In addition, future sales of substantial amounts of Common Stock by existing stockholders could also adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

DILUTION


    The initial public offering price will be substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will, therefore, incur immediate and substantial dilution of $17.74 in the net tangible book value per share of Common Stock from the midpoint of the initial public offering price range set forth on the cover page of this Prospectus. See "Dilution."

                                  THE COMPANY

GENERAL

    The Company is one of the nation's leading designers, producers and distributors of sports trading cards. The Company offers premium value products under numerous brands and sub-brands--differentiated by product feature, price point, sport and distribution channel--including such well-established brands as Score, Select, Pinnacle, Donruss, Leaf, Action Packed, Racer's Choice and Sportflix. Based on SCMA data, for 1995 the Company had an aggregate 37% market share in the three major team sports categories in which it competes (consisting of a 26% market share for the Company and an 11% market share related to products sold under licenses acquired by the Company in May 1996). The Company believes that it has the leading market share in each of those three sports--baseball, football and hockey. The Company is also a NASCAR licensee and a leading producer of NASCAR auto racing cards. In addition to its sports trading card business, the Company sells collectible and similar picture products to consumer and food product companies for their promotional purposes.

    The Company was incorporated in Texas in 1991 and was reincorporated in Delaware the same year. The Company's principal executive offices are located at 924 Avenue J East, Grand Prairie, Texas 75050, and its telephone number is (214) 601-7000.

BACKGROUND

    The Company was formed in September 1991 by a group of investors led by Acadia Partners, L.P. to effect the acquisition of Optigraphics, Inc., a manufacturer of baseball, football and hockey sports trading cards under the Score brand name. At the time of the acquisition, all creative processes, sales and marketing of the Company's products were managed under an exclusive, perpetual contract with Major League Marketing, Inc. ("MLM"). The Company's cutting, collating and packaging functions were performed under an exclusive contract with Wrap-It-Corporation, an affiliate of the sellers. Finally, the Company's distribution and customer service functions were performed by a Wm. Wrigley Jr. Company subsidiary. Following the 1991 acquisition, MLM and Wrap-It-Corporation continued to be responsible for the functions performed by them prior to the acquisition and MLM assumed responsibility for the distribution and customer service functions. The Company determined that the division of functions among the various entities provided disparate objectives and that coordination of such activities through consolidation of the MLM operations was essential to the efficient design, sales, marketing and distribution of its sports trading cards. Accordingly, in 1993 the Company acquired MLM and gained control over the creative processes, sales, marketing and distribution of its sports trading cards. In September 1994, the Company and a printing company formed Performance Packaging, LLC, in which the Company holds a 49% interest, to perform, at cost, the packaging functions previously provided by Wrap-It Corporation. In addition, over time, the Company has outsourced all of its production functions other than the design and artwork of its products. As a result of these actions, the Company has been able to (i) complete consolidation of the design, production, sales, marketing and distribution functions for its sports trading card products under a single management team,
(ii) reduce operating expenses connected to such activities, (iii) formulate and implement its marketing strategy and (iv) shift its focus from being a manufacturer of sports trading cards to being a flexible designer, marketer and distributor of collectible products. The Company believes that these actions, together with the acquisitions described below have enabled it to gain an increased share of the sports trading card market. See "Business--Strategy."

    In April 1995, the Company acquired licenses and certain intangibles of LBC Sports, Inc., a company which produced and distributed football and NASCAR auto racing trading cards principally under the name Action Packed (the "Action Packed License Acquisition"). Through this acquisition, the Company entered the growing motor sports card market, increased its already strong presence in the football trading card market and acquired innovative technologies.

    In May 1996, the Company acquired the Donruss/Leaf baseball and hockey trading card licenses together with certain trademarks and work-in-process inventory needed to continue uninterrupted production of Donruss products under the Donruss and Leaf names. The Company believes that the Donruss License Acquisition significantly enhances the Company's competitive position in the trading card industry.

ACADIA PARTNERS, L.P.


    Acadia Partners, L.P. is a $1.8 billion investment partnership established in 1987 by a group of institutional investors, including commercial banks, insurance companies and money managers, to invest in leveraged acquisitions as well as selected public and private securities. Since its inception, Acadia Partners, L.P. has sponsored or co-sponsored over 20 leveraged acquisitions with a combined value in excess of $7 billion. These investments include American Savings Bank, Bell & Howell Company, CapStar Hotel Company, Holophane Corporation, Ivex Packaging Corporation, Multi-Local Media Corporation, Musicland, National Reinsurance Corporation and Specialty Foods Corporation. Oak Hill Partners, Inc. serves as Acadia's exclusive investment advisor.


RECAPITALIZATION


    Immediately prior to the consummation of this Offering, the Company will consummate a 103.96-for-1 stock split of the outstanding Common Stock. Except as otherwise stated, all information in this Prospectus has been adjusted to reflect this stock split. In addition, simultaneously with the closing of this Offering (i) the Company will repay approximately $33.0 million of subordinated indebtedness held by Acadia and (ii) the remaining subordinated indebtedness and all of the 4,025 shares of Redeemable Preferred Stock held by Acadia will be converted into 5,499,863 shares of Common Stock, based on an assumed initial public offering price of $15, the midpoint of the initial public offering price range. See "Use of Proceeds."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the four million shares of Common Stock offered hereby, after deducting underwriting discounts and estimated offering expenses payable by the Company, are estimated to be approximately $55.0 million, based on an assumed initial public offering price of $15 per share, the midpoint of the initial public offering price range.

    Approximately $22.0 million of the estimated net proceeds of this Offering will be used to pay principal and interest outstanding under the Credit Agreement dated as of May 29, 1996 among Pinnacle Trading Card Company, as Borrower, Pinnacle Brands, Inc. and GSAC Holdings, Inc., as Parent Guarantors, the Subsidiary Guarantors, the lenders named therein, Merrill Lynch & Co., as Arranger and Syndication Agent, and Wells Fargo Bank, N.A., as Administrative and Collateral Agent (the "Credit Agreement"), an estimated $4.0 million of which will be used to pay down the revolving credit facility portion of the Credit Agreement. Amounts repaid under the revolving credit facility may be reborrowed in the future subject to the terms of such facility. Merrill Lynch & Co. is the managing underwriter for this Offering. See "Underwriting." The proceeds of the Credit Agreement were used to refinance existing indebtedness of the Company and to consummate the Donruss License Acquisition. See "The Company--Background." The remainder of the estimated net proceeds of this Offering, approximately $33.0 million, will be used to retire a portion of the principal and interest outstanding under subordinated indebtedness of the Company held by Acadia (the "Subordinated Notes").

    Amounts outstanding under the Credit Agreement bear interest at various floating rates. The effective rate was 8.5% per annum as of June 30, 1996. The term loan portions of the Credit Agreement are payable in installments, with the final installment due on May 28, 2001 with respect to $40.0 million of indebtedness and on May 28, 2002 with respect to $48.0 million of indebtedness. The final maturity date for the revolving credit facility portion of the Credit Agreement is May 27, 2001, subject to a one-year extension under certain circumstances. As of June 30, 1996, the Company had outstanding approximately $88.0 million under the term loan facility of under the Credit Agreement and approximately $7.5 million under the revolving loan facility thereunder. See "Description of Indebtedness."

    The Subordinated Notes bear interest at 12% per annum, which interest is payable through the issuance of additional Subordinated Notes. All amounts outstanding under the Subordinated Notes mature on December 31, 2001. As of June 30, 1996, approximately $101.3 million was outstanding under the Subordinated Notes. See "Capitalization." Simultaneously with the closing of this Offering, the subordinated indebtedness not repaid with the proceeds of the Offering will be converted into 5,107,467 shares of Common Stock, at an assumed initial public offering price of $15 per share, the midpoint of the initial public offering price range. See "The Company--Recapitalization."

                                DIVIDEND POLICY

    The Company has not paid any dividends on its Common Stock. The Company presently intends to retain future earnings to finance its growth and development and therefore does not anticipate the payment of any cash dividends in the foreseeable future. In addition, the Credit Agreement restricts the payment of cash dividends by the Company. See "Description of Indebtedness." Payment of future dividends, if any, will depend upon future earnings and capital requirements of the Company and other factors which the Company's Board of Directors considers appropriate.

                                    DILUTION


    The actual net tangible book value (deficit) of the Common Stock at June 30, 1996 was approximately $(173.5) million, or $(80.48) per share. Pro forma net tangible book value (deficit) of the Common Stock reflecting the conversion of the Subordinated Notes not repaid with the proceeds of this Offering and the Redeemable Preferred Stock (the "Conversion"), was approximately $(105.2) million, or $(13.74) per share. After giving effect to the sale of the 4,000,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $15 per share, the midpoint of the initial public offering price range, and the application of the net proceeds therefrom, and after deducting the underwriting discount and estimated offering expenses payable by the Company, the adjusted pro forma net tangible book value of the Company at June 30, 1996, would have been $(32.1) million, or $(2.74) per share. This represents an immediate increase in pro forma net tangible book value per share of $11.00 to existing stockholders and an immediate dilution per share of $17.74 to new investors purchasing Common Stock in the Offering.


    The following table illustrates the per share dilution described above:


Assumed initial public offering price per share.......                 $15.00
Actual net tangible book value (deficit) per share at
  June 30, 1996(a)....................................    (80.48)
Increase per share attributable to the Conversion.....     66.74
                                                         -------
Pro forma net tangible book value (deficit) per share
  at June 30, 1996....................................    (13.74)
Increase in net tangible book value per share
  attributable to the Offering(b)(c)..................     11.00
                                                         -------
Adjusted pro forma net tangible book value per share
after the Offering(c).................................                  (2.74)
                                                                       ------
Net tangible book value per share dilution to new
investors(c)..........................................                 $17.74
                                                                       ------
                                                                       ------


    ----------------


      (a)  Includes $3.0 million, or $1.39 per share, of Common Stock and common stock equivalents subject to a put right. See "Management--Employment Agreements."
      (b)  Includes effect of a $11.0 million non-cash operating expense (net of a tax benefit of $6.7 million), or $0.94 per share, in connection with (i) options granted prior to the Offering (including options granted by Acadia), (ii) shares awarded under the Restricted Stock Plan and (iii) the write-off of deferred loan costs in connection with the repayment of senior bank indebtedness; and the effect of $12.0 million, or $1.03 per share, related to the estimated amount of the reversal of a portion of the Company's deferred tax asset valuation allowance.
      (c)  Excludes 1,510,273 shares subject to issuance under the 1992 Stock Option Plan and other arrangements. See "Management--1992 Stock Option Plan."



    The following table sets forth, after giving effect to the recapitalization of the Company, the number of shares of Common Stock purchased from the Company within the last five years, the total cash consideration paid for such shares and the average consideration paid per share by existing stockholders of the Company and by new investors. The following computations are based on an assumed initial public offering price of $15 per share, the midpoint of the initial public offering price range, before deduction of the underwriting discount and estimated offering expenses payable by the Company.


                         SHARES PURCHASED         TOTAL CONSIDERATION
                       ---------------------    -----------------------
                                                                           AVERAGE PRICE
                         NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                       ----------    -------    ------------    -------    -------------
Existing
stockholders........    7,689,726      65.8%    $ 72,239,000      54.6%       $  9.39
New investors(a)....    4,000,000      34.2       60,000,000      45.4          15.00
                       ----------    -------    ------------    -------
      Total(b)......   11,689,726     100.0%    $132,239,000     100.0%
                       ----------    -------    ------------    -------
                       ----------    -------    ------------    -------


    ----------------


      (a)  If the over-allotment option is exercised in full, sales by the Selling Stockholder will reduce the number of shares held by existing stockholders to 7,089,726, or
           60.7%, and will increase the number of shares held by new investors to 4,600,000, or
           39.3%, of the total number of shares of Common Stock outstanding after the Offering.
           See "Principal and Selling Stockholders."
      (b)  Excludes shares of Common Stock purchased by existing stockholders who are not officers, directors or affiliates of the Company.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company, on an unaudited basis, as of June 30, 1996 and as adjusted to give effect to (i) the issuance of 4,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds to the Company therefrom ($22.0 million to repay secured bank borrowings and $33.0 million to repay subordinated notes to Acadia) and (ii) the conversion of the outstanding Subordinated Notes not repaid with the net proceeds of this Offering and all of the outstanding Redeemable Preferred Stock to Common Stock. See "The Company--Recapitalization."

                                                                         AS OF JUNE 30, 1996
                                                                       ------------------------
                                                                                    PRO FORMA,
                                                                        ACTUAL      AS ADJUSTED
                                                                       ---------    -----------

                                                                            (IN THOUSANDS)

Long-term debt (including current portion):
    Subordinated notes payable to Acadia............................   $ 101,348    $   --
    Long-term debt--all other.......................................      96,318         74,318
                                                                       ---------    -----------
        Total long-term debt........................................     197,666         74,318

Common stock and common stock equivalents subject to put
agreement...........................................................       3,000          3,000

Stockholders' equity:
    Preferred Stock; $.01 par value; $1,000 per share liquidation preference; 2,000,000 shares authorized; 4,025 issued and
outstanding (0 pro forma, as adjusted)..............................      --            --
    Common Stock; $.01 par value; 80,000 shares authorized
      (20,000,000 adjusted for Charter Amendment); 2,156,026 issued
and outstanding (11,689,726 pro forma, as adjusted).................      --                117
    Paid-in capital.................................................       5,498        145,829(a)
    Accumulated deficit.............................................    (107,990)      (106,990)(a)(b)
                                                                       ---------    -----------
        Total stockholders' equity (deficit)........................    (102,492)        38,956
                                                                       ---------    -----------
            Total capitalization....................................   $  98,174    $   116,274
                                                                       ---------    -----------
                                                                       ---------    -----------


- ------------


 (a)  Adjusted for $17.1 million of compensation expense related to options granted prior to the Offering to purchase 1,523,225 shares (of which 122,237 were granted by Acadia) of
      Common Stock at an exercise price of $2.49 per share and for 33,837 shares of Common
      Stock awarded under the Restricted Stock Plan.

 (b)  Adjusted for $6.7 million related to the tax effect of the $17.1 million compensation charge and $0.6 million write-off of deferred loan costs and for $12.0 million related to the estimated amount of the reversal of a portion of the Company's deferred tax asset valuation allowance.

                     SELECTED FINANCIAL AND OPERATING DATA

    The historical selected financial data presented below as of and for the years ended December 31, 1992, 1993, 1994 and 1995, and as of and for the three months ended December 31, 1991 are derived from, and are qualified by reference to, the financial statements that have been audited by Arthur Andersen LLP, independent public accountants. The historical selected financial data presented below for the six months ended June 30, 1995 and 1996 are derived from unaudited interim financial statements of the Company and, in the opinion of management, reflect a fair presentation of the Company's financial information. Results for the six months ended June 30, 1996 are not necessarily indicative of the results which may be expected for any other interim period or for the fiscal year ending December 31, 1996. The data presented below should be read in conjunction with the Company's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information included elsewhere in this Prospectus.


                                      FOR THE THREE                                               FOR THE SIX MONTHS
                                      MONTHS ENDED         FOR THE YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                      DECEMBER 31,    -----------------------------------------   -------------------
                                         1991(A)        1992       1993       1994       1995       1995       1996
                                      -------------   --------   --------   --------   --------   ---------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales (b).......................     $35,511      $108,881   $ 62,501   $117,965   $130,183   $  41,879   $49,905
Cost of sales.......................      25,810        73,264     41,000     78,013     90,388      29,548    34,503
                                          ------      --------   --------   --------   --------   ---------   -------
Gross profit........................       9,701        35,617     21,501     39,952     39,795      12,331    15,402
Selling, general and administrative
expenses............................       5,119        20,222     20,972     23,506     26,310      11,480    15,659
Unusual charges (c)(d)..............      --             --        41,435     47,366      --         --         --
                                          ------      --------   --------   --------   --------   ---------   -------
Operating income (loss).............       4,582        15,395    (40,906)   (30,920)    13,485         851      (257)
Interest expense--subordinated notes
payable.............................        (777)       (4,298)    (7,198)    (9,307)   (11,526)     (5,524)   (6,034)
Interest expense--other.............        (839)       (5,792)    (4,180)    (4,509)    (5,068)     (2,581)   (3,521)
Other income (expense), net.........        (795)          252         72        730        657          42       195
                                          ------      --------   --------   --------   --------   ---------   -------
Income (loss) before income taxes...       2,171         5,557    (52,212)   (44,006)    (2,452)     (7,212)   (9,617)
Income tax provision................       1,074         2,431      --         --         --         --         --
                                          ------      --------   --------   --------   --------   ---------   -------
Net income (loss) (e)...............     $ 1,097      $  3,126   $(52,212)  $(44,006)  $ (2,452)  $  (7,212)  $(9,617)
                                          ------      --------   --------   --------   --------   ---------   -------
                                          ------      --------   --------   --------   --------   ---------   -------
Pro forma, as adjusted, net income
(loss) (f)(g)(h)(i).................                                                   $  8,208   $     (29)  $(1,453)
                                                                                       --------   ---------   -------
                                                                                       --------   ---------   -------
Pro forma, as adjusted, net income
 (loss) per share (j)...............                                                   $   0.63   $  --       $ (0.11)
Pro forma, as adjusted, weighted
 average shares outstanding ........                                                     13,091      13,091    13,091



                                      FOR THE THREE
                                      MONTHS ENDED               AS OF DECEMBER 31,
                                      DECEMBER 31,    -----------------------------------------    AS OF JUNE 30,
                                          1991          1992       1993       1994       1995           1996
                                      -------------   --------   --------   --------   --------   -----------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Net working capital (deficit).......     $(9,737)     $  3,651   $(18,173)  $  4,967   $  7,350       $  11,471
Total assets........................     104,130       134,814    111,736     70,320     88,121         129,296
Long-term debt, including current
maturities..........................      55,942       100,115    122,327    135,714    150,672         197,666
Stockholders' equity (deficit)......       3,821         8,114    (46,417)   (90,423)   (92,875)       (102,492)


                                                       (Notes on following page)

                 NOTES TO SELECTED FINANCIAL AND OPERATING DATA


 (a)  The Company was formed by a group of investors to effect the September 28, 1991 acquisition of Optigraphics, Inc. Therefore, the 1991 period includes results of operations for the three months ended December 31, 1991.
 (b)  Net sales for 1992 includes sales related to "collector's sets" that were discontinued
      after 1992. The Company's reported SCMA net sales for these "collector's sets" for 1992 were $17.0 million. Unlike the data contained in the table above, which reports sales of products shipped less a provision for estimated returns of such products, reported SCMA net sales are based on sales of products shipped less the dollar value of returns actually received during the period.
 (c)  Included in operating loss for 1993 is an unusual charge of $41.4 million resulting from events that led to the MLM Acquisition related to (i) the write-off of a $30.2 million pre-acquisition receivable from MLM and (ii) incremental sales returns, write-offs of unsalable inventory and other operating expenses aggregating $11.2 million.
 (d)  Included in operating loss for 1994 are unusual charges of $47.4 million related to (i)
      a $40.0 million writedown of goodwill and (ii) incremental sales returns and write-offs of unsalable inventory related to the Major League Baseball and National Hockey League
      work stoppages.
 (e)  For the year ended December 31, 1993, net income (loss) as reported herein is prior to the effect of the adoption of a new accounting principle.
 (f)  Presented on a pro forma basis (as if the following transactions had occurred on the first day of the period presented, and in the case of the Balance Sheet Data, as if such transactions had occurred on June 30, 1996) to give effect to the conversion of a portion of the Acadia subordinated notes and all of the Redeemable Preferred Stock; plus options granted prior to the Offering to purchase Common Stock at $2.49 per share and shares of Common Stock to be awarded under the Restricted Stock Plan (assuming all such
      Common Stock was outstanding for all periods presented); and as adjusted for the
      Offering assuming the issuance and sale of 4,000,000 shares of Common Stock and application of the assumed net proceeds. Of the net proceeds from the sale of shares of
      Common Stock offered by the Company in the Offering, approximately $22.0 million will be used to repay senior bank indebtedness and $33.0 million will be used to repay Acadia subordinated notes.
 (g)  Pro forma, as adjusted, results for the year ended December 31, 1995 give effect to (i)
      decreased interest expense of $13.7 million (which consists of $2.0 million related to senior bank borrowings, $11.5 million related to subordinated notes to Acadia, and $0.2 million related to amortization of deferred loan costs with respect to senior bank borrowings), (ii) decreased selling, general and administrative expenses of $2.0 million
      (which consists of $2.3 million of management and consulting fees that will no longer be incurred offset by an increase of $0.3 million in compensation expense for new employment agreements with members of senior management), and (iii) a tax provision of
      $5.0 million.
 (h)  Pro forma, as adjusted, results for the six months ended June 30, 1995 give effect to
      (i) decreased interest expense of $6.6 million (which consists of $1.0 million related to senior bank borrowings, $5.5 million related to subordinated notes to Acadia, and
      $0.1 million related to amortization of deferred loan costs with respect to senior bank borrowings), (ii) decreased selling, general and administrative expenses of $0.6 million
      (which consists of $0.8 million of management and consulting fees that will no longer be incurred offset by an increase of $0.2 million in compensation expense for new employment agreements with members of senior management), and (iii) a tax benefit of
      $18,000.
 (i)  Pro forma, as adjusted, results for the six months ended June 30, 1996 give effect to
      (i) decreased interest expense of $7.1 million (which consists of $1.0 million related to senior bank borrowings, $6.0 million related to subordinated notes to Acadia, and
      $0.1 million related to amortization of deferred loan costs with respect to senior bank borrowings), (ii) decreased selling, general and administrative expenses of $0.2 million
      (which consists of $0.3 million of management and consulting fees that will no longer be incurred offset by an increase of $0.1 million in compensation expense for new employment agreements with members of senior management), and (iii) a tax benefit of
      $0.9 million.
 (j)  For purposes of pro forma, as adjusted, net income (loss) per share, weighted average shares outstanding is 13,090,714, which is comprised of 2,156,026 shares currently outstanding, 5,499,863 shares to be issued to give effect to the conversion of a portion of the Acadia subordinated notes and all of the Redeemable Preferred Stock, 1,400,988 options (net of 122,237 options granted by Acadia from its existing holdings) granted prior to the Offering to purchase Common Stock at $2.49 per share and 33,837 shares to be awarded under the Restricted Stock Plan, and 4,000,000 shares to be issued in the
      Offering.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following is a discussion of the financial condition and results of operations of the Company for the years ended December 31, 1993, 1994 and 1995 and for the six month periods ended June 30, 1995 and 1996. This discussion should be read in conjunction with the audited consolidated financial statements of the Company and the related notes thereto and other financial information included elsewhere in this Prospectus.

GENERAL

    The Company's revenues are derived from the sale of sports trading cards and similar picture products. Sports trading cards are sold principally to specialty and mass market retailers for resale to individual consumers; other picture products are sold generally to corporations who use the products for premium or promotional purposes.

    Sales are reported when the products are shipped. For those customers for which return privileges exist, a provision for estimated returns of sports trading cards (net of refundable royalties) is made in the period in which the related sale is recorded. Because the actual amount of sports trading card returns may differ from management's estimates, the Company's recorded liability for estimated returns may be revised periodically to reflect actual return experience.

    Cost of sales includes both the costs to produce the products and also, in the case of sports trading cards, royalties paid to the organizations which represent the professional sports teams and players depicted on the Company's sports trading cards. Costs to produce the products include materials, printing, subcontract services, slitting, packaging and variable freight charges.

    As noted elsewhere in this Prospectus, the level of sports trading card net sales achieved by the Company is dependent, among other things, upon the popularity of the sports for which the Company holds licenses. During 1994, Major League Baseball canceled the last portion of its season as a consequence of a disagreement between the league's owners and players' union. Also in 1994 the National Hockey League delayed, for approximately three months, the start of its 1994-1995 season in order to resolve differences between the league's players' union and team ownership. After considering the market contraction caused by these work stoppages, as well as the 1991-1993 market correction described elsewhere in this Prospectus, the Company determined that the carrying value of goodwill, as reported in the Company's balance sheet, had been impaired and recorded a $40.0 million write-down of goodwill in 1994 results of operations. The Company also recorded other charges to 1994 results of operations aggregating $7.4 million as a consequence of these work stoppages.


    Upon consummation of the Offering, the Company will incur three significant items of expense/income. These include a non-cash compensation expense of $10.6 million (net of taxes of $6.5 million) related to the grant, prior to the Offering, of options to purchase 1,523,225 shares of Common Stock under the Company's 1992 Option Plan and other arrangements (including 122,237 options granted by Acadia) and also the grant of 33,837 shares of Common Stock to be awarded under the Restricted Stock Plan. The compensation charge of $11.01 per share represents 90% of the initial public offering price less the exercise price of $2.49 per share. Furthermore, in connection with the early repayment of a portion of the Company's debt outstanding under the Credit Agreement with a portion of the proceeds of this Offering, the Company expects to record a charge of approximately $0.4 million (net of taxes of $0.2 million) for the write-off of a portion of unamortized deferred loan costs related to senior bank indebtedness. In addition, the Company will recognize a previously unrecorded benefit of $12.0 million for tax operating loss carryforwards as the Company expects to utilize these carryforwards to offset income resulting from the deleveraging of the Company.

    The Company expects to record a $1.0 million non-recurring charge in the fourth quarter of 1996 related to relocation of the Company's corporate offices from its current facilities in Grand Prairie, Texas to new offices in Dallas, Texas.

MAJOR DEVELOPMENTS

    Growth in Company Sales. The sports trading card market experienced a correction between 1991 and 1993, followed in late 1994 and 1995 by the negative effects of work stoppages in baseball and hockey. Notwithstanding this contraction in overall market size, the Company's sports trading card sales and its market share of SCMA net sales to the sports trading card market (i.e., baseball, football, basketball and hockey) have each increased each year since 1993. Management believes that the Company's sales growth and market share gains during 1994 and 1995 are consequences of the Company's execution of its business strategy. See "Business--Strategy."

    In recent years the Company's sales and gross profits have, in large part, improved because sales made on a non-returnable basis, principally to hobby stores, have increased both in amount and as a percentage of total revenues.

    MLM Merger and Other Asset Acquisitions. During 1993, the Company acquired the operating assets and obligations of Major League Marketing, Inc. ("MLM") in a stock transaction. Thereafter, the Company became solely responsible for all creative, marketing, sales and distribution functions, all of which had previously been conducted on the Company's behalf by MLM. In connection with the MLM stock transaction, the Company wrote off as uncollectible a $30.2 million receivable from MLM and recorded $11.2 million in provisions for excess product return levels and unsalable inventory for a total charge to 1993 results of operations of approximately $41.4 million.

    During the third quarter of 1995, the Company and the former MLM stockholders reformed the original MLM acquisition in order to resolve a dispute between the parties related to the treatment of $30.2 million of pre-acquisition liabilities MLM owed to the Company. See Note 3 to the Consolidated Financial Statements.

    During the second quarter of 1995, the Company acquired certain licenses and related intangible assets (the "Action Packed Licenses") for $3.0 million plus certain contingent consideration through which the Company expanded its football trading card product line and entered into the market for NASCAR motor sports trading cards. During the second quarter of 1996, the Company acquired certain licenses and related inventory and intangible assets (the "Donruss Licenses") for $32.5 million in cash plus the assumption of approximately $8.5 million of contractual and other liabilities through which the Company expanded its product lines for baseball and hockey.

    Refinancings. As a consequence of the 1994 baseball and hockey work stoppages, in December 1994 and January 1995 the Company received an aggregate of $8.0 million from Acadia, financed through the issuance of additional subordinated debt to Acadia, to fund cash deficits triggered by the work stoppages. In May 1995, Acadia extended the maturity of the Company's subordinated debt obligations to Acadia, thereby enabling the Company to refinance its secured bank obligations and to finance the purchase of the Action Packed Licenses.

    In the second quarter of 1996, the Company refinanced its secured bank obligations, repaid $8.5 million of its outstanding subordinated debt to Acadia and financed the purchase of the Donruss Licenses.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of net sales represented by the components of income and expense for the three years ended December 31, 1993, 1994 and 1995 and for the six month periods ended June 30, 1995 and 1996:

                                                    YEAR ENDED                     SIX MONTHS
                                                   DECEMBER 31,                  ENDED JUNE 30,
                                         --------------------------------   -------------------------
                                         1993   1994   1995      1995       1995   1996   1995   1996
                                         ----   ----   ----   -----------   ----   ----   ----   ----

                                               ACTUAL         (PRO FORMA)     ACTUAL      (PRO FORMA)
                                         ------------------   -----------   -----------   -----------

Net sales..............................  100 %  100 %  100 %      100%      100 %  100 %  100 %  100 %

Cost of sales..........................   67 %   66 %   69 %       69%       71 %   69 %   71 %   69 %
                                         ----   ----   ----       ---       ----   ----   ----   ----

Gross profit...........................   33 %   34 %   31 %       31%       29 %   31 %   29 %   31 %

SG&A expenses..........................   33 %   20 %   21 %       19%       27 %   31 %   26 %   31 %

Unusual charges........................   66 %   40 %    0 %        0%        0 %    0 %    0 %    0 %
                                         ----   ----   ----       ---       ----   ----   ----   ----

Operating income (loss)................  (66 %) (26 %)  10 %       12%        2 %    0 %    3 %    0 %

Interest expense, net..................  (18 %) (12 %) (13 %)      (2%)     (19 %) (19 %)  (3 %)  (5 %)

Other income, net......................    0 %    1 %    1 %        1%        0 %    0 %    0 %    0 %
                                         ----   ----   ----       ---       ----   ----   ----   ----

Income/(loss) before income taxes......  (84 %) (37 %)  (2 %)      11%      (17 %) (19 %)   0 %   (5 %)

Income tax provision...................    0 %    0 %    0 %        4%        0 %    0 %    0 %   (2 %)
                                         ----   ----   ----       ---       ----   ----   ----   ----

Net income/(loss)(a)...................  (84 %) (37 %)  (2 %)       7%      (17 %) (19 %)   0 %   (3 %)
                                         ----   ----   ----       ---       ----   ----   ----   ----
                                         ----   ----   ----       ---       ----   ----   ----   ----

    ----------------

    (a) For the year ended December 31, 1993, net income/(loss) as reported herein is prior to the effects of the adoption of a new accounting principle. See Note 12 to the Consolidated Financial Statements.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED WITH THE SIX MONTHS ENDED JUNE 30, 1995

    Net Sales. The Company's net sales for the six month periods ended June 30, 1996 and 1995 were $49.9 million and $41.9 million, respectively, reflecting an increase of $8.0 million, or 19%. This increase resulted from increased shipments of sports trading cards. This increase in sales was a direct consequence of renewed consumer interest in baseball and hockey. Approximately $5.9 million of this increase is attributable to product lines associated with the Action Packed License Acquisition and the Donruss License Acquisition.

    Cost of Sales. Cost of sales in the six month periods ended June 30, 1996 and 1995 was $34.5 million and $29.5 million, respectively. As a percentage of net sales, cost of sales decreased to 69% in the 1996 period as compared with 71% in the 1995 period. This improvement resulted primarily from a lower estimated provision for returns and a modest improvement in unit production costs.

    The provision for estimated returns of sports trading card products in the 1995 period was higher, relative to the 1996 period, because of management's assessment that 1995 retail sales would suffer as a consequence of relatively low consumer interest in sports trading card products in the aftermath of the 1994 work stoppages. The 1996 improvement in unit production costs, relative to 1995 levels, resulted from increased production volumes.

    Selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses were $15.7 million and $11.5 million in the 1996 and 1995 periods, respectively. As a percentage of net revenues, SG&A expenses were 31% in the 1996 period and 27% in the 1995 period. The $4.2 million increase in 1996 spending levels primarily reflects selling, marketing and similar costs associated with new product lines offered pursuant to the Action Packed and Donruss/Leaf Licenses and increased spending for sponsorships of certain sporting events. Also, the 1996 period SG&A includes significant costs relating to recruiting, relocation and similar expenditures arising from expansion of the Company's field sales force, although the economic benefit of that expansion, in the form of reduced broker commissions, will not be realized until the latter part of 1996.

    Operating income (loss). The Company experienced an operating loss of $0.3 million for the six month period ended June 30, 1996, compared with operating income of $0.9 million for the six months ended June 30, 1995, principally as a result of the higher levels of SG&A incurred in the 1996 period in order to produce economic benefits in subsequent periods.

    Interest expense. Interest expense for the six month period ended June 30, 1996 increased by $1.5 million, or 19%, over the same period in 1995 as the result of a $0.9 million charge to write off deferred loan costs attributable to the 1995 secured bank facilities (refinanced in May 1996), higher levels of secured bank debt arising from the Action Packed License Acquisition and the Donruss License Acquisition, and higher levels of subordinated debt owed to Acadia.

    Income tax provision. No provision for income taxes was made during the six month periods ended June 30, 1996 and 1995, as the Company reported a net loss before income taxes and was in a net operating loss carryforward position at the end of each such period.

    Pro forma results. Pro forma results for the six month period ended June 30, 1996 include the effects of (i) decreased interest expense of $7.1 million (which consists of $1.0 million related to senior bank indebtedness, $6.0 million related to senior subordinated debt, and $0.1 million with respect to amortization of deferred loan costs related to senior bank indebtedness), (ii) decreased selling, general and administrative expenses of $0.2 million (which consists of $0.3 million of management and consulting fees that will no longer be incurred, offset by an increase in compensation expense of $0.1 million for the new employment agreements with members of senior management), and (iii) a tax benefit of $0.9 million. The comparable 1995 period pro forma results include the effects of (i) decreased interest expense of $6.6 million (which consists of $1.0 million related to senior bank indebtedness, $5.5 million related senior subordinated debt, and $0.1 million related to amortization of deferred loan costs with respect to senior bank indebtedness), (ii) decreased selling, general and administrative expenses of $0.6 million (which consists of $0.8 million of management and consulting fees that will no longer be incurred offset by an increase in compensation expense of $0.2 million for the new employment agreements with members of senior management), and (iii) a tax benefit of $0.2 million. The six month pro forma results for the 1995 and 1996 periods assume that the conversion of certain subordinated debt (the "Conversion") and the Offering had occurred on the first day of each period presented.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

    Net sales. The Company's net sales were $130.2 million in 1995 compared with $118.0 million in 1994, a 10% increase. This increase in net sales was due to increased shipments of sport trading cards which, in turn, resulted from sales of football and NASCAR trading cards offered pursuant to the Action Packed Licenses, and gains in net sales applicable to the Company's existing football, baseball and hockey trading card products which resulted from continued execution of the Company's business strategy.

    Cost of sales. Costs of sales in 1995 totaled $90.4 million compared with $78.0 million for 1994. The increase in cost of sales was principally attributable to the growth in sales. In addition, during 1995 the Company increased the provision for estimated returns of sports trading cards in recognition of the potential that consumer demand for products would be soft during the first half of 1995. As a consequence of this increase in 1995 return provisions, 1995 costs of sales was 69% of net sales, whereas 1994 cost of sales was 66% of net sales (excluding the $7.4 million in unusual charges described below).

    Selling, general and administrative expenses. 1995 SG&A expenses were $26.3 million compared with $23.5 million in 1994, a $2.8 million increase. As a percentage of net sales, SG&A expenses were 21% in 1995 and 20% in 1994. The 1995 increase relates principally to the Company's sponsorships of the Pinnacle All-Star FanFest held in conjunction with Major League Baseball's 1995 All Star Game and the 1995 NFL Quarterback Club's Quarterback Challenge, whereas no similar sponsorships were undertaken by the Company during 1994. 1995 also includes approximately seven months of increased operating expense incurred in support of the new Action Packed motor sports and football product lines.

    Unusual Charges. Results of operations for 1994 reflected a $7.4 million charge, including a $5.1 million charge for excessively high return levels of 1994 product sales and a $2.3 million write-off of unsalable inventory, in each case directly attributable to 1994's baseball and hockey work stoppages.

    Results of operations for 1994 also included a $40.0 million non-cash write-down of goodwill. Goodwill of $77.4 million was initially recorded in 1991 at the time the Company acquired Optigraphics, Inc. in a transaction substantially financed through borrowings of long term debt. The goodwill represented the excess of the purchase price over the valuation of the net assets acquired in the Optigraphics acquisition. The purchase price was based on management's expectations of future performance at the time of the Optigraphics acquisition, considering historical experience and industry trends. These expectations assumed moderate growth rates in revenue, planned operating and product improvements to be implemented by new management, and sufficient cash flow from operations to repay acquisition indebtedness.

    The Company was acquired in September 1991, at the peak of the overextended market for sports trading cards. That market experienced a correction between 1991 and 1993. In the second half of 1994, additional events occurred that led management to reevaluate its expectations of future performance. In August, the Major League Baseball players went on strike and one month later, Major League Baseball canceled the remainder of its 1994 season, including the 1994 World Series. Then, in October 1994, the National Hockey League delayed until January 1995 the start of league play in order to resolve economic differences between team ownership and the players union. These events manifested themselves in a significant decrease in sports trading card sales and a significant increase in the rate of sports trading card returns. To fund the short-term cash flow deficits triggered by these work stoppages the Company borrowed an additional $8 million in subordinated debt from Acadia. Concurrently, management of the Company concluded that these sports' management/labor disputes would have a material adverse effect on the future revenues of businesses (such as the Company's) which were dependent upon the popularity of these sports. For additional information regarding management's assessment and related assumptions, see Note 5 to the Consolidated Financial Statements.

    Operating income (loss). As a consequence of the above, 1995 operating income was $13.5 million compared with an operating loss of $30.9 million in 1994 (including $47.4 million in unusual charges).

    Interest expense. 1995 interest expense was $16.6 million compared with $13.8 million in 1994, a $2.8 million increase. This increase arose due to increased borrowings under the Company's subordinated debt instruments owing to Acadia as well as moderately higher levels of borrowings under the Company's secured bank facilities in the second half of 1995 arising from generally increased operating activity and the Action Packed License Acquisition.

    Income tax provision. As the Company incurred a loss before income taxes in 1995 and 1994 and was in a net operating loss carryforward position at the end of each such period, no provision or benefit was made for income taxes.

    Pro forma results. Pro forma results for the year ended December 31, 1995, includes the effects of (i) decreased interest expense of $13.7 million (which consists of $2.0 million related to secured bank indebtedness, $11.5 million related to subordinated debt, and $0.2 million related to amortization of deferred loan costs with respect to secured bank indebtedness), (ii) decreased selling, general administrative expenses of $2.0 million (which consists of $2.3 million of management and consulting fees that will no longer be incurred, offset by an increase in compensation expenses of $0.3 million for the new employment agreements with members of senior management), and (iii) a tax provision of $4.3 million and assumes that the conversion of a portion of the subordinated debt and all of the Redeemable Preferred Stock and the Offering had both occurred on January 1, 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1993

    Net sales. The Company's net sales were $118.0 million in 1994, a $55.5 million or 89% increase over the $62.5 million of net sales reported in 1993. The 1994 increase reflects several significant events. First, 1994 sales derived from the sale of sports trading cards increased $42.5 million over 1993 levels as a direct consequence of management's focus on the sports trading card hobby store market sector, plus the Company's introduction of new products, brands and price points focused on the Company's principal target consumer group, the sports trading card collector/consumer. Also, 1994 promotional sales increased $13.0 million over 1993 sales as a result of focused marketing efforts which led to significant sales to certain international consumer products companies. Overall, 1994 sales reflected the benefits of a full year of Company managerial control over product development, marketing and sales activities, whereas those business functions were accomplished by MLM during the first seven months of 1993.

    Cost of sales. 1994's cost of sales totaled $78.0 million (66% of net sales) compared with 1993's cost of sales of $41.0 million (67% of net sales). The 1% improvement in cost of sales for 1994 responds directly to the beneficial effect of higher operating levels over fixed production costs, plus changes in product mix which yielded increased profit margins on a per product basis.

    Selling, general and administrative expenses. 1994 SG&A expenses totaled $23.5 million compared with $21.0 million for 1993, a $2.5 million increase in 1994 over 1993. As a percentage of net sales, SG&A expenses were 20% in 1994 and 33% in 1993. This increase reflects a full year's responsibility for the sales and marketing functions assumed from MLM in 1993, plus generally higher levels of operating expenses required to support the 89% increase in net sales noted above.

    Unusual charges. As a result of the 1994 work stoppages discussed earlier, the Company recorded an aggregate $7.4 million charge to 1994 results of operations to provide for excessively high returns of 1994 products sales and to write off unsalable sports trading card inventories. In addition, the Company recorded a $40.0 million charge to write-down goodwill, as previously described.

    1993 operating results included a charge of $41.4 million which arose as a consequence of events which culminated in the MLM acquisition. At the date of acquisition, MLM owed the Company approximately $30.2 million, which represented MLM's share of expenses related to the two companies' operations during 1992 and 1993 that had been funded by the Company. Pursuant to the MLM Acquisition agreement, the Company charged off this receivable as uncollectible. Additionally, the Company provided $11.2 million in charges for expected excessive levels of product returns and obsolete inventory, all arising from the MLM transaction.

    Operating loss. As a consequence of the above, the 1994 financial statements reported a $30.9 million operating loss, compared to a $40.9 million operating loss for 1993. Before considering unusual charges, 1994 operations yielded $16.4 million in operating income versus $0.5 million in operating income for 1993.

    Interest expense. Interest expense aggregated $13.8 million in 1994, compared to $11.4 million in 1993, a $2.4 million increase. This 21% increase in interest expense is entirely attributable to higher levels of subordinated debt to Acadia and secured bank debt outstanding in 1994 over 1993.

    Income tax provision. As the Company incurred a loss before income taxes in 1994 and 1993 and was in a net operating loss carryforward position at the end of each such period, no provision or benefit was made for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

    Cash flow deficits from operating activities of $2.6 million, $2.6 million and $9.0 million in 1995, 1994 and 1993, respectively, as set forth in the Company's Consolidated Statements of Cash Flows for those years, are a direct consequence of the Company's investment in working capital to support strong revenue growth and also, for 1994 and 1993, the cash requirements arising from special charges to operations during those two years. Although the Company has generated $3.4 million of cash flow from operations for the six months ended June 30, 1996, management believes that high revenue levels in the last half of 1996 dictate further cash resources will be needed during interim periods of the year. Cash deficits were funded with borrowings under the Company's bank facility and with borrowings from Acadia.


    During the three years ended December 31, 1995, 1994 and 1993, the Company invested $0.4 million, $1.5 million and $0.4 million, respectively, in purchases of property and equipment. Through the first six months of 1996, the Company has expended an additional $0.9 million for property and equipment, principally new information systems hardware and software. The Company is currently committed to spend approximately $3.0 million during the remainder of 1996 and 1997 for information systems and capital expenditures to facilitate relocation of the Company's corporate headquarters from Grand Prairie, Texas to Dallas, Texas. Other cash expenditures arising from this relocation, which are likely to be charged to expense in the fourth quarter of 1996, are expected to approximate
$1 million. Except for the information systems and relocation capital expenditures, management does not currently expect the Company to make significant annual capital expenditures because the Company relies upon third party vendors, suppliers and subcontractors for virtually all of its sport trading card production requirements.


    In May 1996, the Company refinanced its secured bank obligations. The proceeds from this refinancing were used to retire its prior bank obligations, repay $8.5 million of subordinated notes payable to Acadia, and fund the Donruss License Acquisition. The refinanced credit facilities include a $15.0 million revolving credit commitment and $88.0 million term loan. Total availability under the revolving credit commitment is limited to 80% of eligible accounts receivable and 50% of eligible inventory, both as defined in the credit agreement. Outstanding borrowings under the credit facilities bear interest at optional rates based on the prime rate or LIBOR. A specified commitment fee is payable on unused amounts under the revolving credit facility. All outstanding borrowings under the revolving credit commitment are payable on May 27, 2001 (extendable to May 27, 2002 under certain conditions), and the term loans are payable in 16 quarterly payments of $500,000 and then 4 quarterly payments of $8.0 million through May 28, 2001, on $40.0 million of term loans and in 20 quarterly payments of $500,000 and then 4 quarterly payments of $9.5 million through May 28, 2002, on the other $48.0 million of term loans, plus additional annual payments, beginning in 1997, based upon 50% of any excess cash flows (as defined) generated during each preceding calendar year. The credit agreement contains covenants requiring the maintenance of certain minimum financial ratios and limitations on dividend payments and the issuance of equity securities. The credit facilities are collateralized by substantially all assets of the Company.

    At June 30, 1996, the Company's outstanding senior bank indebtedness was $95.5 million and the Company had undrawn availability under its revolving credit facility of $7.5 million.

    The Company will use approximately $22.0 million of the estimated net proceeds from this Offering to repay its secured bank indebtedness. An additional approximately $33.0 million in estimated net proceeds will be used to repay subordinated debt owing to Acadia. The balance of the subordinated debt will, immediately thereafter, be converted to shares of the common equity of the Company. See "The Company-Recapitalization" and "Description of Indebtedness" for further details.

    As a result of the Conversion and this Offering, the Company will be significantly deleveraged. Accordingly, the Company believes that it will begin to generate taxable income, although there can be no assurance that the Company will be able to do so. Although the Company's statements of operations may reflect income before taxes and tax expense in future periods, the Company will not be required to make income tax payments (except for any alternative minimum taxes) until it has utilized its existing tax net operating loss carryforwards, which were approximately $40.0 million at December 31, 1995. For financial reporting purposes, the Company will recognize the benefit of its net operating loss carryforwards following completion of the Offering.

    The Company believes that cash from operations and borrowings under its credit facility should provide sufficient funds to meet its currently foreseeable debt repayment obligations and other cash needs. The Company may seek additional debt, equity or equity-linked financing in connection with any strategic acquisition, depending on its financial condition and market conditions at the time of any such acquisition.

SEASONALITY

    The timing of shipments of the Company's sports trading card products, and related revenue recognition, is directly related to the playing seasons of the various sports for which the Company holds licenses. Based on the Company's current licenses, third and fourth quarter sales, gross profit and operating income are generally higher than first and second quarter amounts. For example, in 1995 the Company recognized 68% of its annual sales, 69% of its annual gross profit and 91% of its annual operating income during the third and fourth quarters.

    In addition, within a sports season the Company continually evaluates when to ship individual products based on a number of factors including but not limited to consumers' demand for previously shipped products and competitors' announced shipping dates. Accordingly, reported quarterly sports trading card sales, gross profit and operating income may vary from historical quarterly patterns. See "Business--Competition."

INFLATION

    In general, printing costs are affected by inflation, and the effects of such inflation may be experienced by the Company in future periods. However, management believes that such effects have not been material during the past three years.

NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board recently issued two standards which will be applicable to the Company which the Company is required to adopt in 1996: "No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " and "No. 123, Accounting for Stock-Based Compensation". The impairment standard is not expected to have a significant impact on the Company. The Company has not yet determined which of the acceptable approaches it will use under the stock compensation standard. Adoption of certain approaches under the stock compensation standard could result in non-cash charges which, if made, are not expected to be material. At a minimum, the standard will require disclosures about the fair value of employee stock options.

                                    BUSINESS

GENERAL


    The Company is one of the nation's leading designers, producers and distributors of sports trading cards. The Company offers premium value products under numerous brands and sub-brands--differentiated by product feature, price point, sport and distribution channel --including such well-established brands as Score, Select, Pinnacle, Donruss, Leaf, Action Packed, Racer's Choice and Sportflix. Based on SCMA data, for 1995 the Company had an aggregate 37% market share in the three major team sports categories in which it competes (consisting of a 26% market share for the Company and an 11% market share related to products sold under licenses acquired by the Company in May 1996). The Company believes that it has the leading market share in each of those three team sports--baseball, football and hockey. The Company is also a NASCAR licensee and a leading producer of auto racing cards. As a result of the business strategy implemented by the Company beginning in 1993, the Company's net sales more than doubled from $62.5 million in 1993 to $130.2 million in 1995, despite a decline in overall sports trading card industry sales during that period. The Company's net sales have increased 19% from $41.9 million for the first six months of 1995 to $49.9 million for the comparable 1996 period. In addition to its sports trading card business, the Company sells collectible and similar picture products to consumer and food product companies for their promotional purposes.



    The Company has positioned itself as a leader in the industry through an emphasis on collectibility and continual product innovation, with a reputation for high quality products and service. Each of the Company's sports trading card brands has its own positioning in the marketplace and is designed to appeal to a targeted group of consumers. The Company produces different products utilizing a variety of production technologies and distinctive features and sells these products through multiple distribution channels at a wide range of price points. The Company believes that it is an industry leader in innovative card design and production technologies. The Company's sports trading card products consistently have among the industry's highest aftermarket trading values, based on information provided by Beckett Monthly (the most widely circulated sports trading card publication).


    Historically, the Company relied on multiple-product brokers to sell its products. In 1996, however, the Company established an in-house, field sales force to market its trading card products more effectively by providing a higher level of customer service to retail and hobby dealers. The field sales force educates the customer about the Company's products, helps to tailor the customer's product selection, and shares product placement and merchandising techniques with the customer, all with the goal of enhancing the customer's sell-through of the Company's products.

    The Company utilizes what it believes to be an aggressive, cost-effective marketing strategy concentrating on public relations events and targeted advertising to maximize brand awareness. To increase its visibility in the sports market, the Company has entered into multi-year commitments to be the exclusive title sponsor of the premiere fan events for hockey and baseball, which include the Pinnacle NHL FANtasy held in conjunction with the National Hockey League All-Star game, and the Pinnacle All-Star FanFest held in conjunction with the Major League Baseball All-Star game. The Company is also the exclusive sports trading card sponsor of the NFL Quarterback Club's Quarterback Challenge. These events serve both to increase fan interest in the relevant sport and to provide an opportunity to introduce the Company's sports trading cards to a large number of fans who may not be familiar with the Company's products. In addition, these events provide significant brand exposure, including national television and print media coverage, to a sports-conscious target audience at a substantially lower cost than conventional media advertising.

    The Company continually seeks to improve its profitability and the quality and predictability of its earnings and cash flows by managing the return of unsold product and controlling costs. The Company believes that it has been an industry leader in the effort to minimize returns, which has historically been a concern for the industry. The Company has increased the percentage of its sales to the hobby distribution channel, which traditionally does not have return privileges, and has also negotiated with some major mass market retailers to eliminate return privileges. As a result, since 1992 the Company has tripled the percentage of its sales made on a non-returnable basis, to more than 50%. In addition, the Company continually evaluates cost control opportunities. The Company has successfully identified and reduced certain significant costs through investments in design technology and identification of more cost-efficient vendors and sources of raw materials. In addition, since 1993 the Company has shifted its focus from being a manufacturer of sports trading cards to being a flexible designer, marketer and distributor of collectible products. The Company now outsources substantially all of its production processes other than design and artwork and does not believe that there are any significant risks involved in outsourcing.

STRATEGY


    The Company's strategy is to position its sports trading card products principally as collectibles which are likely to have superior value in the secondary market. This strategy has led the Company to increase its sales to specialty retail outlets, consisting mainly of trading card hobby stores, the retailer of choice for the serious collector/consumer. The Company believes that success within this hobby channel, in turn, drives demand within the broader, general retail channel. Since 1993, by consistently executing this strategy, the Company has experienced a significant increase in net sales, as well as in the proportion of its sales attributable to the key hobby channel. The Company's strategy encompasses the following elements:


    . Continual product innovation, both technological and artistic, to stimulate collector interest;

    . Managed production quantity and quality, making less than the market demands, to promote collectibility; and

    . Tailored product distribution, packaging and sales support, customized to each individual channel of distribution to maximize sell-through.

    In order to implement its strategy, the Company intends to: (i) continue to enhance highly recognizable brands; (ii) further enhance hobby channel distribution; (iii) selectively expand general retail distribution; (iv) continually evaluate and reposition products to meet both customers' and consumers' demands and preferences; (v) maximize profitability of recent acquisitions; (vi) pursue opportunities in promotional and related markets;
(vii) position the Company as a strong contender for additional licensing opportunities; and (viii) evaluate opportunities for strategic acquisitions. The Company believes that the continued implementation of its strategy will enable it to maintain its leadership position in the sports trading card market and achieve future growth.


    Continue to Enhance Highly Recognizable Brands. The Company intends to continue to enhance its highly recognizable brands among both collectors/consumers and retailers. The Company has positioned itself as a leader in the industry through an emphasis on collectibility and continued product innovation, with a reputation for high quality products and service. The Company has also utilized numerous media tools to maximize brand awareness, including the recent publication of Pinnacle magazine and advertising in trade publications. In addition, the Company has multi-year commitments to be the title sponsor of the premiere fan events for hockey and baseball, which include the Pinnacle NHL FANtasy held in concert with the National Hockey League All-Star game and the Pinnacle All-Star FanFest held in conjunction with the Major League Baseball All-Star game. The Company is also the exclusive sports trading card sponsor of the NFL Quarterback Club's Quarterback Challenge. The Company intends to continue using these cost-effective marketing techniques to reinforce its brand image. The Company also intends to strengthen the brand image of its Donruss products, using marketing efforts separate and distinct from those used to market Pinnacle products.

    Further Enhance Hobby Channel Distribution. Since 1993, the Company has significantly increased its penetration of the hobby channel and currently distributes its products to over 4,000 hobby stores. The Company plans to add as many as 300 new hobby retailers to its distribution network in 1996 and will continue to seek additional hobby stores that have the capabilities to effectively market the Company's products. The Company is also focused on expanding the range and volume of the Company's products offered by hobby stores. The Company believes that its newsletters, magazines, field sales force, hobby-specific merchandising programs and customer service department support the Company's attainment of these goals by assisting hobby dealers with the marketing and merchandising of sports trading cards.

    Selectively Expand General Retail Distribution. The Company intends to (i) recruit, as new customers, general retailers whose sales goals and merchandising practices are consistent with the Company's marketing strategy and (ii) selectively expand its sales to its existing general retail outlets by emphasizing "program selling" of its broad product line and retailer partnership programs (including the use of custom packaging and special price points). See "--Marketing and Distribution." The Company's field sales force engages in program selling in the general retail sector, whereby the sales person assigned to each customer works with the customer to develop a program through which the customer commits in advance to purchase the Company's products scheduled for release during the following six months. To date, these efforts have successfully increased penetration of the general retail channel while still enabling the Company to manage product return exposure associated with the general retail channel.

    Maximize Profitability of Recent Acquisitions. In May 1996, the Company acquired from Donruss/Leaf its baseball and hockey trading card licenses as well as certain inventory and intangibles for approximately $41.0 million. The Company's strategy to maximize net sales and profitability of the Donruss licensed products includes: (i) leveraging the Company's infrastructure to maximize the contribution of the Donruss products; (ii) repositioning Donruss products for targeted market segments; (iii) marketing Donruss products using the Company's more effective field sales force and aggressive marketing techniques; (iv) extending Donruss brands into football trading cards; and (v) applying the Company's return policies to sales of Donruss products.

    Continually Evaluate and Reposition Products to Meet Both Customers' and Consumers Demands and Preferences. The Company continually evaluates customer and consumer demand and preferences, and identifies opportunities to target products to meet these preferences. The Company then repositions its products through the addition of innovative trading card features, different price points, brand concepts and sub-brands and modified product packaging, display and similar features to support customers' merchandising practices. A recent example is the Company's 1995 introduction of Pinnacle Zenith which is distributed principally through the hobby market. This product, which like the Company's Pinnacle product offers a full bleed design with an emphasis on action photography, is enhanced to include an all-foil metallized printing technology, heavy card stock and scarce insert sets. The 1995 premiere issue of the Company's Pinnacle Zenith football trading card was named "The Sports Trading Card of the Year" (among all sports and all brands) by Tuff Stuff magazine.

    Pursue Opportunities in Promotional and Related Markets. The Company has identified developing promotional products for commercial enterprises as a market that it is qualified to service with its marketing expertise, creative design capabilities and innovative production technologies, as well as its existing relationships with licensors in major professional sports. For example, the Company recently worked with McDonald's Corporation to create an innovative and profitable hockey card promotion for all McDonald's Canadian restaurants. The Company believes there is opportunity for future growth in this market.

    Position the Company as a Strong Contender for Additional Licensing Opportunities. The Company intends to evaluate and pursue other licensing opportunities where appropriate. The Company believes that it is well-positioned to develop any such licenses, if obtained, because of its competitive strengths. As the only member of the SCMA which does not currently have a basketball license, the Company is seeking to position itself as the most desirable candidate for such a license with the National Basketball Association.

    Evaluate Opportunities for Strategic Acquisitions. The Company will continue to seek strategic acquisitions which would complement its existing business and/or take maximum advantage of the Company's core competencies. These competencies include, among other things, retail and specialty distribution, product development, licensing and knowledge of collectibles markets.

SPORTS TRADING CARD INDUSTRY

    According to SCMA data, the 1995 sports trading card market was approximately $560 million, which equates to approximately $900 million in retail sales. Sales of sports trading cards are significantly influenced by the popularity of the related sport. The Company and other producers of sports trading cards operate pursuant to licenses with the owners' and players' association in each relevant team sport or, in the case of auto racing, with NASCAR and with the relevant drivers, team owners and sponsors. See "--License Agreements and Trademarks." The major sports organizations have generally limited the number of licensed sports trading card competitors. Sports trading cards are sold to consumers through a variety of distribution channels, including approximately 5,000 specialty hobby stores and over 80,000 retail outlets such as mass merchandisers, convenience stores, grocery and drug stores and toy stores. Sport trading cards are a highly attractive category for retailers because of their relatively high profit margins per square foot of shelf space.


    Consumers. Studies commissioned by the Company to better understand its ultimate consumer indicate that adult collectors account for over three-quarters of the dollars spent annually on sports trading cards. The average collector is approximately 31 years old and owns a collection valued at over $4,000. These studies also indicate that key product attributes valued by this collector/consumer base include scarcity, creative design and innovative printing and technologies. The industry utilizes insert cards (known as "chase cards") which incorporate these attributes and which are randomly inserted into card packs to generate further demand for sports trading cards. Collectors/consumers seek out these cards due to their relative scarcity and higher aftermarket values. Collector interest in sports trading cards is evidenced by the large circulation of the various trade magazines and the significant attendance figures at the industry's various trade shows. Beckett Monthly, which publishes secondary market values for sports trading cards and related information, is the largest publisher of sports trading card price guides covering baseball, football, basketball, hockey, motor sports and future stars. The Beckett Monthly price guides have an aggregate total circulation of
1.2 million, which ranks them second in circulation to Sports Illustrated among sports periodicals.


    The inherent collectibility of sports trading cards is demonstrated by the existence of an active, sophisticated secondary market for sports trading cards. The secondary market infrastructure includes Sportsnet, a "members only" electronic bulletin board for hobby dealers which functions as a clearing house for advance sales of sports trading cards, plus a number of collector magazines which publish aftermarket values. Beckett Monthly provides secondary market values for virtually every baseball card produced since 1948.


    History. The sports trading card industry experienced significant growth between the early 1980s and 1991. The Company believes that this growth was primarily fueled by the combined effects of new sports franchises, expanding sports media coverage, growing levels of disposable income and an increased number of trading card producers as a result of the granting of additional licenses. Reported SCMA net sales of sports trading cards grew from less than $250 million in 1988 to a peak of almost $1.1 billion in 1991. Product innovation and competition increased significantly. Concurrently with this trend, the trading card market experienced an influx of speculative investors who acquired cards solely in expectation of a rapid and significant appreciation in value. Industry publications with broad circulation, such as Beckett Monthly, were validating these speculators' interest in the collectibility of sports trading cards by regularly publishing updated secondary values for trading cards.

    However, by 1991 the sports trading card market was overextended, with supply levels outpacing demand. Retailers, however, continued to purchase large quantities of trading cards from manufacturers but, not constrained by any time limitation on sales returns, returned increasing quantities of accumulated inventory to manufacturers. At the same time, the United States entered into a recession. The speculative investors ceased viewing sports trading cards as an attractive investment, and the sports trading card market contracted to its core collector/consumer. According to SCMA data, 1992 net sales contracted slightly to $982 million from 1991 and in 1993 net industry sales declined by 22% to approximately $767 million.


    Although SCMA net sales increased by 4% in the first half of 1994 compared to the first half of 1993, during the second half of 1994 the industry was negatively impacted by the Major League Baseball strike and the National Hockey League work stoppage. These events led to a decline in SCMA net sales to approximately $560 million in 1995. While the National Hockey League resolved its dispute and commenced its season in January 1995, and Major League Baseball resumed operations in April 1995 (without a written contract between the owners' and the players' union), baseball and hockey sales remained well below pre-strike levels throughout 1995.


    Set forth below is SCMA data for the sports trading card industry and the Company (excluding sales of Donruss products under licenses purchased by the Company in May 1996) for the three years in the period ended December 31, 1995.

                                                     COMPANY NET SALES
             SCMA REPORTED DATA                       REPORTED TO SCMA
         --------------------------     --------------------------------------------
                               %                              %        SHARE OF SCMA
YEAR        NET SALES        CHANGE        NET SALES        CHANGE       NET SALES
- ----     ---------------     ------     ---------------     ------     -------------
          (IN MILLIONS)                  (IN MILLIONS)
1993..       $ 766.7           (22%)         $48.0            (51%)(a)        6%
1994..         744.0            (3%)          79.3             65%           11%
1995..         559.7           (25%)         102.5             29%           18%

     -----------------


     (a) The Company's reported SCMA net sales for 1992 include $17.0 million for "collector's sets", which were discontinued in 1993.



    Consumer purchases of sports trading cards as reported by A.C. Nielsen (which data excludes the hobby and certain other retail distribution channels) for the period ended June 15, 1996 indicate that consumer purchases of baseball trading cards have increased 18%, sales of football trading cards have increased 57%, sales of hockey trading cards have increased 18%, and sales of motor sports trading cards have increased 70%, in each case over the comparable 1995 period. SCMA data, which reflects aggregate wholesale gross sales (for both the hobby and the general retail channels) less the dollar value of product returns actually received during the reporting period, indicate a decline in sports trading card sales in the sports in which the Company competes of 3% for the six months ended June 30, 1996 as compared to the comparable period in 1995. The Company believes that the increase in sales to consumers reflected in the A.C. Nielsen data will ultimately be reflected as increased SCMA sales, as a result of increases in shipments to meet increased demand and reductions in returns.


PRODUCTS

    Sports Trading Cards. The Company is engaged in the design, production and distribution of premium value sports trading cards featuring major league baseball players, professional football and hockey players and NASCAR auto racing drivers, team owners and/or sponsors. The Company markets numerous sports trading card products under a variety of brand names including Score, Select, Pinnacle, Donruss, Leaf, Action Packed, Sportflix and Racer's Choice. The Company's sales are derived from a broad portfolio of products. The cards feature photographs of the athletes and generally include summary statistics and biographical material. The Company may issue several new series of baseball, football, hockey and NASCAR trading cards each year. Each season's products contain new players, different designs and photographs and updated statistics.

    The Company has positioned itself as a leader in the industry through an emphasis on collectibility and continued product innovation, with a reputation for high quality products and service. Each of the Company's sports trading card brands has its own positioning in the marketplace and is designed to appeal to targeted groups of consumers. All of the Company's sports trading cards brands are of high quality and most feature laminated paperboard and state-of-the-art reproduction techniques. Certain brands contain cards which use wood, leather or plastic or are produced using the Company's lenticular printing process, which creates 3D or magic motion effects on the sports trading cards; other brands use holograms. Certain brands also contain foil stamping; others are packaged with other items such as coins. The Company produces different products utilizing a variety of production technologies and distinctive features and sells those products through multiple distribution channels at a wide range of price points. The Company uses a variety of chase card sets differentiated by technology, distribution channel and price point to provide the collector/consumer with greater value. The Company continually changes and repositions its brands to respond to its customers needs. As of June 30, 1996, the Company's principal brands were as follows:


                        SUGGESTED
     BRAND             RETAIL PRICE                BRAND DESCRIPTION AND POSITIONING
     ---------------   ------------   ------------------------------------------------------------

     Score                $  .99      A classic border card for the traditional collector

     Racer's Choice          .99      A value priced classic border card for the racing enthusiast

     Donruss                1.89      A traditional full bleed product with numbered random insert cards

     Select                 1.99      A premium, full bleed hobby-only card for the serious
                                      collector

     Sportflix              1.99      A retail-only magic motion (lenticular) card targeted to
                                      younger consumers

     Pinnacle               2.49      A premium full bleed card with random insert cards designed to maximize collector value

     Leaf                   2.99      A premium brand that uses unique materials (such as wood) in its sequentially numbered random insert cards

     Action Packed          2.99      An embossed card featuring unique materials (such as gold
                                      leaf and diamond chips) and non-traditional photography


    To capitalize on the strength of these brands, the Company also issues sub-brands--technologically advanced versions of regular cards produced in more limited quantities--to reach niche markets. Examples of this include (i) Pinnacle Zenith which, like Pinnacle, offers a full bleed design with an emphasis on photography but also includes all-foil metallized printing technology, heavier card stock and scarce insert sets (suggested retail price of $3.99 per pack) and (ii) Select Certified, which, like Select, is a hobby-only brand, but also includes a mirror-like finish protected by a removable plastic film and a heavier card stock (suggested retail price of $4.99 per pack).

    The Company uses a variety of chase card sets differentiated by technology, distribution channel and price point to provide the collector/consumer with greater value. The Company produces substantially fewer chase cards than regular sports trading cards. Chase cards are differentiated by their innovative technology, non-traditional photography and limited availability. Chase cards may be die-cut and use holographic foil, or produced with DufexTM or GoldrushTM technologies. See "--Technology." Examples of recent chase cards include (i) the Christie Brinkley Collection, which contains photos taken by supermodel Christie Brinkley, included in the Pinnacle Baseball II product, (ii) FanScanTM, an insert in Action Packed Credentials Racing, which allows collectors to access live radio communications between popular NASCAR drivers and their pit crews through a special toll-free telephone number printed on the back of each card and (iii) Studs, an Action Packed embossed card which shows famous athletes wearing their earrings--but in this case the diamond studs are real. The Company believes that its innovative chase card designs, random insertion and limited production reward the collector with high aftermarket trading values.

    The dollar value of shipments of sports trading card products (excluding sports trading cards sold by the Company to commercial customers for use as promotional products) accounted for approximately 93%, 87% and 89% of the Company's gross sales for the years ended December 31, 1993, 1994 and 1995, respectively, and approximately 87% for the six months ended June 30, 1996.

    Promotional Products. The Company also produces products for use by consumer and food product companies in their promotional activities. The products include sports trading cards and other products. The Company works with its customers to develop promotional strategies and to produce products which employ the Company's lenticular or other innovative technologies. For example, the Company recently created a hockey card promotion for all McDonald's Corporation Canadian restaurants, and has received contracts from other companies to perform similar promotions in the United States.

    The Company markets its promotional projects to several hundred customers, who typically use these products in conjunction with one-time marketing events or, occasionally, recurring promotional campaigns. While none of the promotional projects conducted by the Company's commercial customers is individually significant to the Company's revenues today, the Company believes that continued development of products for the commercial consumer provides opportunity for future revenue growth and creates further awareness of the Company's brands and products.

    Technology. The Company has been an innovator of trading card features utilizing creative design and advanced production technologies. The Company develops some technology itself and also works with various vendors to develop technology and applications for the Company's products. See "--Product Development and Production." The Company currently employs the following innovative technologies:

    . DufexTM, which superimposes a player's image against a laminated foil background with UV formulated transparent inks that allow the foil reflections to shine through.

    . Action Packed embossing, which gives the look and feel of raised typography, and 24KT gold which includes actual gold leafing.

    . GoldrushTM, a process where cards are printed in gold on silver metallized foil.

    . Sportflix, a process which allows two or more images to exist on the same piece of printed stock because of special lenticular plastic lenses that allow the eye to see only one image at a time. The image changes if the card is tilted.

    . LaserViewTM, a new holographic product which incorporates 3 to 4 seconds of actual National Football LeagueTM game footage into full motion cards.

    . Spectrotech, an etching technique which highlights foil with a texturizing process that gives it tactile features which complement the mirror-like look of the foil.

MARKETING AND DISTRIBUTION

    The Company has commissioned studies of its customer base and the sports trading card market. As a result of these studies, the Company shifted its focus to the hobby channel and the serious collectors who purchase through that channel, and began to develop innovative products that both attract the collector/consumer's attention at the point of purchase and also maintain superior value in the secondary market.

    The Company's marketing strategy is based on the following premises: (i) the collectibility of a product is determined by the market's perception of the product's scarcity and its design features; (ii) success in the hobby channel leads to increased demand in the broader general retail channel; (iii) strong brand positioning is key to developing strong market position; and (iv) the market demands continual product innovation.

    To improve the collectibility of its cards, the Company manages both production quality and quantity. While the number of the Company's brands or sub-brands has increased, the Company has reduced the production volume per product. This increase in products has reduced the Company's dependency on any single product and reduced the Company's exposure to returns.

    As an early demonstration of the Company's commitment to scarcity, the Company was the first major industry player to eliminate the distribution of "collector's sets." These sets made available, in a single purchase at the end of the sports season, almost every card produced for the season. Although elimination of such sets in 1993 and loss of revenues ($17.0 million in net sales reported to SCMA in 1992) from their sales initially reduced the Company's earnings, the Company believes that such action enhanced future sales because sales of "collector's sets" reduced consumers' need to purchase cards throughout the season in order to obtain an entire set. In addition, "collector's sets" were typically priced lower than cards sold earlier in the season.

    The Company meets at various times during the year with advisory boards of hobby dealers, other retailers and consumers. These boards provide the Company with insight into which of its products and product features are popular, and keys to the success of its marketing techniques and sales practices within the respective distribution channels. In addition, the Company solicits from the advisory boards strategies that the Company, alone or together with its customers, can employ to enhance sell-through of the Company's products.


    Hobby and Retail Distribution. The Company's products are sold in hobby stores, sports memorabilia shops, wholesale clubs, mass merchandisers, convenience stores, variety stores, grocery and drug stores and toy stores. The Company has aggressively pursued sales to the hobby sector, and over the last three years has tripled its percentage of sales of sports trading cards made to the hobby sector. The Company has focused on the hobby sector because it believes that the effects of the market correction and work stoppages on this sector of the market were less severe than on the general retail sector and that demand in the hobby channel drives demand within the more general retail sector. See "--Sports Trading Card Industry." In addition, the terms of sale to this sector have made such sales more attractive to the Company. Unlike most general retail and mass merchandise customers, hobby stores are required to pay in advance for shipments and do not have the right to return unsold products. See "--Returns." The Company distributes its products to over 4,000 hobby stores nationwide.


    While the Company has focused on developing the hobby market, the Company has also taken a number of steps to further develop sales in the general retail sector. For example, the Company is the only trading card competitor to provide its customers with tools to manage sports trading card category profitability. One such tool, "The Team Pinnacle Category Management System Newsletter," which is distributed to approximately 500 key buyers and merchandise managers, has been recognized by leading retail trade publications for its valuable insights. In addition, the Company works with its general retail customers to implement various trade marketing programs, such as display merchandising and cooperative promotional advertising, to increase sell-through of products at the retail outlets and to limit customers' product purchases based on historical net sales, in each case with a view toward maximizing future sales while minimizing returns. While the general retail sector generally has had greater rights with respect to returns of the Company's products than has the hobby sector, the Company has negotiated the elimination of return privileges with some larger retailers and continues to pursue similar arrangements with other retailers. See "--Returns."

    Development of In-House Field Sales Force. Historically, the Company relied on multiple-product brokers to sell its products. In 1996, however, the Company established an in-house field sales force to market its trading card products more effectively by providing a higher level of customer service to retail and hobby dealers. This field sales force markets the Company's products to all of its customers, including hobby dealers and certain large retailers, as well as to certain distributors dedicated to particular mass merchandise retailers and, to a lesser extent, independent distributors. In addition, the Company works with "Authorized Pinnacle Distributors" to coordinate sales to the hobby channel and to serve as a source of replenishment for shops in this channel.

    Each customer is assigned an individual salesperson whose responsibility is to educate the customer about the Company products, help to tailor the retailers' product selection, and share product placement and merchandising techniques with the customer, all with the goal of increasing the customer's sell-through of the Company's products. The Company believes its field sales force will gain important insights into the customer's needs, thereby enabling the Company to be more responsive and to allocate its products on a basis that takes into account the customer's past sales history and nature of its consumer base. In addition, the Company has developed systems to integrate the Company's scheduling, marketing and sales functions so as to facilitate maximum information flow of research and sales data to and from the field sales force. The Company's field sales force engages in program selling, particularly in the general retail sector, in which it works with a customer to develop a program by which the customer commits in advance to purchase the Company's products scheduled for release during the following six months.

    The Company's compensation structure for its field sales force is designed to provide incentives to implement its marketing strategy. While the Company, like others in the industry, had compensated its multiple-product brokers based on gross sales with little regard to level of returns, a major component of the Company's compensation of its field sales force is based on net sales, which specifically takes into account sell-through and return of products.

    Extension of Brand Awareness. To optimize the use of advertising and promotional expenditures, the Company has chosen to focus its promotional efforts on recognition of its brands rather than individual products. The Company has done so through what it believes to be an aggressive, cost-effective marketing strategy concentrating on public relations and targeted advertising to maximize brand awareness. For example, the Company markets various brands through advertising in card collectors' publications, and through the recently published Pinnacle magazine which is currently being sold at magazine stands throughout the United States.

    To increase its visibility in the sports market, the Company has entered into multi-year commitments to be the title sponsor of the premiere fan events for hockey and baseball, which include the Pinnacle All-Star FANtasy, an interactive fan event held in conjunction with the National Hockey League All-Star Game, and the Pinnacle All-Star FanFest held in conjunction with the Major League Baseball All-Star Game. The Company is also the exclusive sports trading card sponsor of the NFL Quarterback Club's Quarterback Challenge. These events serve both to increase fan interest in the relevant sport and also to provide an opportunity to introduce the Company's sports trading cards to a large number of fans who may not be familiar with the Company's products. In addition, these events provide significant brand exposure, including national television and print media coverage, to a sports-conscious target audience at a substantially lower cost than conventional media advertising. The Company also obtains significant cost-effective exposure through its production of products for use by corporate consumers in connection with promotional activities.

RETURNS

    Returns have historically been a concern for the sports trading card industry. Traditionally, customers were allowed to return products in unlimited amount and without regard to any time period. The Company has taken a number of actions to limit product returns, thereby increasing its profitability and the quality of its earnings and cash flows.


    The Company has substantially increased the proportion of its sales to the hobby channel, which does not have return privileges. The Company offers all general retailers discounts on purchases of the Company's products in exchange for the elimination of return privileges. Certain customers, principally large retailers, have accepted these arrangements which save the retailer, as well as the Company, the time and expense of collecting inventory for returns. The Company continues to pursue similar arrangements with other significant retailers. The increase in sales to the hobby channel coupled with the elimination of return privileges of some retailers has significantly reduced the risks associated with return levels. In addition, beginning in late 1993 the Company implemented six initiatives geared toward limiting returns and their associated costs within the remainder of the retail distribution channel. These initiatives consist of (i) limiting returns to the period from four months to twelve months after shipment, (ii) lowering administrative costs by limiting the number of occasions on which returns may be accepted, (iii) not providing cash reimbursements, but instead providing a credit that can be used against future purchases, (iv) allocating its products to the Company's customers on the basis of the customers' historical net sales, (v) sharing with customers innovative packaging and merchandising techniques to increase sell-through of the Company's products and (vi) structuring compensation policies to take into account return of products. Actions taken by the Company to eliminate or limit a retailer's return privileges may accelerate returns of products previously sold to that retailer. As a result of these actions, since 1992 the Company has reduced its exposure to returns and has tripled the percentage of its sales made on a non-returnable basis, to more than 50%.


    The Company did not assume any product return liability for sports trading card products previously sold by Donruss/Leaf in connection with the Donruss License Acquisition. Instead the Company is indemnified by Donruss/Leaf for any such liability. The Company's return policies have been applied to all sales of Donruss products made by the Company.

PRODUCT DEVELOPMENT AND PRODUCTION

    The Company currently outsources substantially all of its production processes, other than the design and artwork for its sports trading cards. It works with a limited number of vendors selected on the basis of their ability to produce consistent quality products at an efficient price. The Company evaluates its vendors based on their product quality, their capacity to employ existing technology developed by the Company or others, and also their willingness to work with the Company to develop new technologies and/or applications. The Company's vendors generally perform research and development as part of their overall relationship with the Company without separate charge.

    The elapsed time between initial product design and shipment is typically six months. During the initial phase of the process, which generally takes between three and four months, the Company focuses on photography, design, artwork and technology. Photographs are generally taken by independent photographers. The Company next converts the photographs into a digital data base and does both high and low resolution cleanup of the photographs (i.e., to enhance colors, eliminate blood, stains and shadows). The Company's in-house staff of artists designs and coordinates the artwork for the sports trading cards. The Company works with its vendors to produce sample runs to confirm that the processes employed will produce consistent product quality. Prior to production, the Company must obtain licensor approvals of virtually all aspects of the card (i.e., design features and other elements of presentation). See "--License Agreements and Trademarks."

    Production begins after the product has been designed and has received necessary licensor approval. The first shipment of product typically occurs six to eight weeks after production commences. The printing processes, which include printing, foil stamping and UV coating, are currently performed by third party vendors. After printing, the trading cards are then packaged, which involves cutting, collating and wrapping the cards. The finished cards are collated in a manner designed to avoid duplication of the same card in packages and to implement the Company's strategy of limiting availability of certain insert and other cards. Most of the Company's packaging requirements are performed by Performance Packaging LLC, in which the Company holds a 49% equity interest.

    In order to ensure the quality of its sports trading cards, the Company employs quality assurance personnel who meet with the Company's vendors regularly and who sample test products at each stage of the production process, in some cases several times a day. The Company is not dependent on any single vendor in the production process and in many cases uses multiple vendors to perform particular tasks.

LICENSE AGREEMENTS AND TRADEMARKS

    The Company considers its trademarks, trade names and license agreements to be of material importance to its business. The Company's principal trademarks have been registered in the United States, as well as in certain of the foreign countries where its products are sold. The Company owns the following principal trademarks: Score, Select, Pinnacle, Donruss, Action Packed, Sportflix, Racer's Choice and Optigraphics. In addition, the Company has the right to sell sports trading card products under the name Leaf in the United States and Canada for a period of five years.

    The Company's ability to market its sports trading cards is based on rights under non-exclusive license agreements with the baseball, hockey and football players' associations, and with the organizations which represent the respective leagues and their member teams, and, in the case of NASCAR auto racing, with NASCAR and with the relevant drivers, owners and sponsors. Each of the players' association agreements grants the Company the right to produce and sell sports trading cards depicting virtually every member of such association. Licenses with individual drivers, owners and sponsors are required to produce and sell NASCAR auto racing trading cards.

    The Company's agreements with the various players' associations enable the Company to use a player's name, picture, facsimile signature and biographical description. The Company's agreements with the organizations representing the various leagues and their member teams enable the Company to use the logos and trademarks of the various sports, the leagues and the member teams. These licenses permit the Company to produce and sell trading cards in the United States and Canada and, for specific licenses, other countries. All of these licenses are non-exclusive and, accordingly, the various players' associations, leagues and team representatives are free to grant similar licenses to other companies. See "--Competition." Generally, these licenses are granted for a two- to five-year period. Each of the Company's licenses is subject to termination for cause by the respective licensors and to non-renewal at the expiration of its term. Each such agreement provides for percentage royalties based on sales with minimum guaranteed royalty payments. The Company believes that the royalties received by the various players' associations under their license agreements with the Company account for a significant portion of their revenues.

    The Company holds the following material licenses for team sports:


                                                                      FIRST ISSUED    EXPIRATION DATE
                                                                      ------------    ---------------
    LICENSE
      MAJOR LEAGUE BASEBALL
        Pinnacle/Major League Baseball Players' Association               1987            12/31/97
        Major League Baseball Properties                                  1987            12/31/94(a)
        Donruss/Major League Baseball Players' Association                1981            12/31/97
        Major League Baseball Properties                                  1981            12/31/98

      NATIONAL FOOTBALL LEAGUE
        Pinnacle/National Football League Players' Association            1988             2/28/99
        National Football League Properties                               1988             3/31/95(a)
        Action Packed/National Football League Players' Association       1990             2/28/99

      NATIONAL HOCKEY LEAGUE
        Pinnacle/National Hockey League Players' Association              1989             6/30/98
        National Hockey League Enterprises                                1989             6/30/98
        Donruss/National Hockey League Players' Association               1993             6/30/99
        National Hockey League Enterprises                                1993             6/30/96(b)


    ----------------

    (a) The Company is operating under a letter of intent with this licensor and is currently negotiating a definitive three-year licensing agreement.

    (b) The Company is in the process of negotiating a new license agreement with this licensor.

    In addition, the Company holds over 100 licenses with NASCAR and with the NASCAR drivers, owners and sponsors (each, a "NASCAR License"). No single NASCAR License is material to the Company's business.

    Since their expiration, the Company has entered into letters of intent with respect to the material terms of a new three-year license with each of Major League Baseball Properties and National Football League Properties, and is in the process of negotiating definitive license agreements. The Company is currently negotiating a definitive license agreement with National Hockey League Enterprises. The Company is continuing to operate under the terms of its expired licenses and believes that it will be able to enter into new license agreements in the near future. Since its formation, the Company has never failed to obtain renewal of any of its team sports licenses and it anticipates that it will be able to renew its sports trading card licenses on acceptable terms. However, there can be no assurance that these licenses will not be terminated for cause, that these licenses will be renewed upon their expiration or that the terms of future sports trading card licenses will not be materially less favorable to the Company than those currently in effect. The loss of any baseball, football or hockey license could have a material adverse effect on the Company's results of operations and financial condition.

    The Company currently does not hold a license with the National Basketball Association. Although the Company is seeking to obtain such a license, there can be no assurance that such license will be granted.

    Total royalty expense under the Company's sports trading card licenses for 1995 was $26.5 million. See Note 15 to the Consolidated Financial Statements for a description of minimum guarantee payments required under the Company's existing sports licenses.

    In addition, the Company is party to an equipment sales and technical assistance agreement with Toppan Printing (America), Inc. and Toppan Printing Company, Ltd., pursuant to which the Company has the exclusive right to receive technical assistance involved in producing lenticular products.

COMPETITION

    The sports trading card industry is competitive and the Company competes with several producers of sports trading card products. The principal brands with which the Company's products compete include Fleer/Sky Box, Topps and Upper Deck. The Company believes its products compete primarily based upon collectibility and brand recognition, as well as product features and pricing, customer service, quality and creativity.

    The Company's brands and those of its key competitors account for a substantial portion of total sports trading card sales. The remaining sales are made by numerous additional companies that produce and distribute sports trading cards only in regional or niche markets. Presently, there are four major licensees for sports trading cards in baseball and hockey, a total of eight licensees for football and three for basketball. The Company is currently unaware of any pending new licensees. However, the licensors retain the right to grant additional licenses.

    In addition to the major sports trading card competitors named above, the Company also competes with numerous smaller distributors of sports trading cards, with sports memorabilia and collectibles producers and with companies that market small toys, comic books and other similar products. Certain of the Company's competitors are significantly larger and have greater resources than the Company. See "Risk Factors--Competition."

SEASONALITY

    The timing of shipments of the Company's sports trading card products, and related revenue recognition, is directly related to the playing seasons of the various sports for which the Company holds licenses. For example, shipments of the Company's 1996 season baseball sports trading cards began in December 1995 and will conclude prior to the 1996 World Series in October. Similar but more compressed shipping cycles exist for hockey, football and motorsports. Moreover, within a sports season the Company continually evaluates when to ship individual products based on a number of factors including consumers' demand for previously shipped products and competitors' announced shipping dates. Accordingly, reported quarterly sports trading card revenues may vary from historical quarterly patterns. As a result, quarterly reported revenues and earnings are not necessarily an accurate predictor of future financial results.

    Given its current licenses, the Company expects that approximately 20% of the Company's sales will occur in each of the first and second quarters and 30% will occur in each of the third and fourth quarters. A substantial portion of the Company's selling, general and administrative expenses do not vary based on sales. As a result, substantially all of the Company's operating income has been generated in the second half of the year. For example, in 1995 the Company recognized 68% of its annual sales, 69% of its annual gross profit and 91% of its operating income during its third and fourth fiscal quarters. The Company expects that these seasonal variations will continue, although in differing degrees from year to year.

EMPLOYEES

    The Company employs approximately 200 people, of whom approximately one half are involved in the production and creative process. The remaining employees of the Company perform sales, administrative and management duties. None of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be good.

PROPERTIES

    The Company currently leases its 50,000 square foot headquarters facility and a 90,000 square foot warehouse and manufacturing facility, both located in Grand Prairie, Texas. At the expiration of the term of the headquarters' lease in October 1996, the Company intends to move its corporate headquarters to an approximately 50,000 square foot facility located in Dallas, Texas. The new lease will be for a seven-year term.

    The Company also leases the office facilities located in Norwalk, Connecticut and Charlotte, North Carolina. These leases are for approximately 4,500 and 1,000 square feet, respectively, and expire in April 1998 and August 1996, respectively.

    The Company believes that its facilities are in good repair and adequate for its needs for the foreseeable future.

ENVIRONMENT

    The Company believes that it is in compliance in all material respects with existing federal, state and local regulations relating to the protection of the environment. Such environmental regulations have not had a material impact on the Company's capital expenditures, earnings or competitive position.

LEGAL PROCEEDINGS

    From time to time, the Company is involved in litigation incidental to its business. In December 1995, Dream Team Collectibles, Inc., a St. Louis-based manufacturer and retailer, filed suit against the Company in the U.S. District Court for the Eastern District of Missouri, alleging trademark infringement and unfair competition with respect to the Company's use of the "Dream Team" name for a line of Score chase cards the Company has produced continuously since 1990. Dream Team Collectibles, Inc. is seeking royalties from the sale of those products using the "Dream Team" name, as well as certain other relief. This action is in the discovery phase. In the opinion of the Company, no such litigation has had or is likely to have a material adverse effect on the Company's results of operations, financial condition or liquidity.


    The Company is a defendant in a purported class action filed in August 1996 in Dallas in the United States District Court for the Northern District of Texas. The action is directed against standard business practices in the sports trading card industry, including the practice of randomly inserting chase cards in packages of sports trading cards, and alleges that these practices constitute illegal gambling activity in violation of state and federal law, including the Racketeer Influenced and Corrupt Organizations Act ("RICO"). Each of the Company's principal competitors has been separately sued in its home state for employing the same or similar practices. The various sports organizations that issue licenses to the Company are also alleged to be engaged in aspects of these illegal gambling activities, but they are not named as defendants. Plaintiffs seek certification of a class of persons who within the applicable statute of limitations purchased packages of the Company's trading cards that might contain randomly inserted chase cards and recovery of treble damages. No discovery has been commenced nor have any motions been filed. Plaintiffs have not specified the amount of damages sought, but generally allege that members of the purported class have been damaged in the amount of their purchases of the Company's sports trading cards during the four years preceding the commencement of the action. Inherently, the outcome of litigation is uncertain. It is not possible at the early stage of this case to predict the outcome with certainty. In the opinion of the Company, the action lacks substantial merit and the Company intends to defend it vigorously.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY MANAGEMENT PERSONNEL

                   NAME                      AGE                    POSITION
- ------------------------------------------   ---   ------------------------------------------
Jerry M. Meyer............................   55    Chairman of the Board, Chief Executive
                                                   Officer and Director
Michael J. Cleary.........................   37    Executive Vice President, Chief Operating
                                                   Officer and Director
John S. Worth.............................   47    Chief Financial Officer, Senior Vice
                                                   President and Secretary
James Brochhausen.........................   37    Senior Vice President--Sales
Bradford E. Bernstein.....................   29    Director
Daniel L. Doctoroff.......................   38    Director
Douglas D. Wheat..........................   45    Director


    Jerry M. Meyer has served as Chief Executive Officer of the Company and a director of the Company since its formation in 1991, and has served as Chairman of the Board since August 1996. Prior to that, he was a partner in Grauer & Wheat Investments, a merchant banking firm associated with Acadia Partners, L.P. that participated in the 1991 acquisition of Optigraphics, Inc. Prior to that, Mr. Meyer held management positions with Coleman Company, Inc., Pullman, Inc., Garlock, Inc. and Colt Industries. Mr. Meyer is also a director of City National Bank and Specialty Food Corporation; he also serves as President of Century Capital, a real estate and financial holding company.


    Michael J. Cleary has served as Executive Vice President and Chief Operating Officer of the Company since October 1995, and has served in various management positions with the Company since November 1991. Prior to that, he served as Chief Financial Officer of Coleman Company's Water Sports Holding Company from May 1990. Mr. Cleary has served as a director of the Company since December 1995.

    John S. Worth has served as Chief Financial Officer, Senior Vice President, and Secretary of the Company since 1994. Prior to that, he was a senior partner in the Arthur Andersen Worldwide Organization from 1986 to 1994. During that period, Mr. Worth served, in 1989, as Chief Financial Officer of Arthur Andersen's newly formed International Accounting, Audit and Tax Business Unit and, after relocation to the firm's Dallas office, as a Regional Director of Arthur Andersen's Litigation, Bankruptcy and Corporate Finance Practice from 1990 to 1994.


    James Brochhausen has served as Senior Vice President-Sales of the Company since August 1996; from 1993 to June 1996 he served as Vice President Sales of Pinnacle Trading Card Company. Prior to that he served as Vice President of Sales for Major League Marketing, Inc. from 1992 to 1993, as North Central Business Director at Nestle Food Company from 1991 to 1992, as Northeast Confection Zone Manager from 1990 to 1991 and several other management positions within Nestle since 1992.



    Bradford E. Bernstein has served as a Vice President and an Associate of Oak Hill Partners, Inc. (Acadia's investment advisor) since 1992. From 1991 until 1992, Mr. Bernstein worked at Patricof & Co. Ventures. Prior to that, from 1989 to 1991, he worked at Merrill Lynch & Co. Mr. Bernstein has served as a director of the Company since December 1995. Mr. Bernstein serves as a director of CapStar Hotel Company and Payroll Transfers, Inc.


    Daniel L. Doctoroff has served as Managing Director of Oak Hill Partners, Inc. and its predecessor since August 1987; Vice President and Director of Acadia Partners MGP, Inc. since March 1992; Vice President of Keystone, Inc. since March 1992; and a Managing Partner of Insurance Partners Advisors, L.P. since February 1994. All of such entities are affiliates of Acadia Partners, L.P. Mr Doctoroff has served as a director of the Company since 1995. Mr. Doctoroff is also a director of Bell &

Howell Holdings Company, CapStar Hotel Company, National Re Corporation, Payroll Transfers, Inc., Transport Holdings, Inc., Kemper Corporation and Specialty Foods Corporation.


    Douglas D. Wheat has served as President of Haas Wheat & Partners, Incorporated, a private investment firm, since January 1995. Prior to that, Mr. Wheat was President of Haas Wheat & Partners from November 1992, Co-Chairman of Grauer & Wheat, Inc., a private investment firm from April 1989 to October 1992 and Senior Vice President of Donaldson, Lufkin & Jenrette Securities Corporation from January 1985 to March 1989. Mr. Wheat has served as a director of the Company since 1991. Mr. Wheat is also a director of Specialty Foods Corporation and Playtex Products, Inc.

BOARD OF DIRECTORS; COMMITTEES

    The Board of Directors currently consists of five directors. Prior to the consummation of the Offering, the Company intends to appoint three additional directors, none of whom are officers or employees of the Company. All directors are elected by the stockholders of the Company for a one-year term and hold office until the next annual meeting of stockholders or until their successors are elected and qualify.

    The Board of Directors has established an Audit Committee comprising Messrs.
      ,       and       . The Audit Committee is responsible for recommending to
the Board of Directors the engagement of independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors.

    The Board of Directors has also established a Compensation Committee
comprising Messrs.       ,       and       . The Compensation Committee is
responsible for reviewing and approving all compensation arrangements for officers of the Company and will be responsible for administering the 1992 Option Plan, the 1996 Option Plan and the Bonus Plan (each as defined below). Prior to the Offering, the Company did not have a Compensation Committee.

DIRECTOR COMPENSATION


    Any director who is not an employee of the Company will be paid an annual fee of $12,000 per annum. In addition, each such director will be paid $750 for attendance at each meeting of the Board and $500 for attendance at each meeting of a committee of the Board of which such director is a member. Directors who are employees of the Company will not receive any fees for their service on the Board or a committee thereof. In addition, the Company will reimburse directors for their out-of-pocket expenses in connection with their service on the Board.



    On the date of the annual meeting of the Company's stockholders beginning with the annual meeting held in 1997, each director who is not an employee of the Company (a "Non-Employee Director") will be granted options to purchase 5,000 shares of Common Stock at the then current market price. All options granted to directors will vest over three years. Any Non-Employee Director who ceases to be a director will forfeit the right to receive any optioins not previously vested or granted.


EXECUTIVE COMPENSATION

    The following table sets forth certain compensation awarded to, earned by or paid to the Chief Executive Officer and the three most highly paid executive officers other than the Chief Executive Officer, who served as executive officers of the Company as of December 31, 1995 for services rendered in all capacities to the Company during 1995.

                           SUMMARY COMPENSATION TABLE

                                                            1995 ANNUAL COMPENSATION
                                              ----------------------------------------------------
                                                                      OTHER ANNUAL     ALL OTHER
                                               SALARY      BONUS      COMPENSATION    COMPENSATION
                                              --------    --------    ------------    ------------
Jerry M. Meyer.............................   $430,106    $108,654(a)   $127,422(b)      $3,150(c)
Chairman of the Board and Chief Executive
  Officer
Michael J. Cleary..........................    250,288     104,808(a)     --              2,704(c)
Executive Vice President and Chief
  Operating Officer(d)
John S. Worth..............................    244,231     104,808(a)     --              2,906(c)
Chief Financial Officer, Senior Vice
  President and Secretary(d)
James Brochhausen..........................    175,000      78,365(a)     --              1,925(c)
Senior Vice President--Sales(d)

- ------------
(a) Bonus represents amount paid in fiscal year for services rendered in the prior fiscal year.
(b) Includes amounts paid for housing and auto allowances. Does not include $1,300,000 paid to Mr. Meyer in 1996 in respect of a relocation loss.
(c) Represents matching contributions made by the Company on the officer's behalf to the Company's 401(k) Plan.
(d) While this individual received perquisites or other personal benefits in the year shown, in accordance with applicable regulations, the value of these benefits is not indicated since they did not exceed in the aggregate the lesser of $50,000 or 10% of the individual's salary and bonus of such year.

EMPLOYMENT AGREEMENTS


    The Company has entered into a three-year Employment Agreement (the "Agreement") with Jerry M. Meyer, its Chairman of the Board and Chief Executive Officer, which will become effective upon consummation of the Offering. The Agreement provides for an annual base salary of $600,000, which may be increased by the Board in its sole discretion. Under the terms of the Agreement, Mr. Meyer participates in the bonus plan described below under which he may receive awards of up to 130% of his base salary (Mr. Meyer's annual bonus may not be less than $100,000 (the "Minimum Bonus Amount")). If Mr. Meyer's employment is terminated by the Company without cause or by Mr. Meyer for good reason, he will be entitled to receive an amount equal to three times the sum of his then base salary plus the Minimum Bonus Amount. However, if Mr. Meyer's employment is terminated by the Company without cause or by Mr. Meyer for good reason following a change of control of the Company, he will be entitled to receive a lump sum amount equal to the discounted present value of payments over a three-year period at an annual rate equal to the sum of (i) his base salary,
(ii) the greatest of (a) the Minimum Bonus Amount, (b) the incentive compensation that would have been payable to him under the bonus plan for the year in which his employment is terminated if the Company achieved 100% of its targets and (c) the average of his incentive compensation paid to him under the bonus plan for the immediately preceding two years, and (iii) the annual value of other benefits received by him immediately prior to the termination date (collectively, the "Change of Control Payment"). Mr. Meyer will also be entitled to reimbursement (on an after-tax basis) for any excise tax attributable to characterization of the Change of Control Payment and any income recognized as a result of the acceleration of the exercisability of options under the 1996 Option Plan as an "excess parachute payment" under the Internal Revenue Code. In addition, during the three year period following such termination, Mr. Meyer will be entitled to use any automobile previously provided to him by the Company and will have the option to purchase such automobile at the end of the three year period. The Agreement also provides that Mr. Meyer may not compete with the Company during the term of the Agreement and for one year thereafter and is entitled to customary executive benefits, including health insurance, participation in the Company's employee benefit plans, an automobile allowance and directors' and officers' liability insurance. Acadia has granted Mr. Meyer an option (the "Acadia Option") to purchase 93,564 shares of Common Stock at an exercise price of $2.49 per share, on substantially the same terms as the options granted under the Company's 1992 Option Plan. See "--

1992 Stock Option Plan." In addition, Mr. Meyer has the right (the "Put Right") to require the Company to purchase, on or before November 30, 1998, all of the shares of Common Stock and options to purchase shares of Common Stock owned by Mr. Meyer or members of his immediate family at the time of consummation of the Offering for a purchase price of $3.0 million, less any amounts previously realized with respect to those shares and options. In the event the Company fails to purchase Mr. Meyer's securities upon exercise of the Put Right, Acadia Partners, L.P. is obligated to purchase, or cause the Company to purchase, those securities at the same price.



    The Company has entered into two-year Employment Agreements with each of Michael Cleary, John Worth and James Brochhausen, which will become effective upon consummation of the Offering. Mr. Cleary's annual base compensation will be $300,000, Mr. Worth's will be $275,000 and Mr. Brochhausen's will be $225,000, in each case subject to increase by the Board in its sole discretion. Each of these individuals participates in the bonus plan described below and may receive the bonus awards described below. The Employment Agreements contain other provisions similar to Mr. Meyer's (other than the Acadia Option and the Put Right and except that the measurement period for payments upon termination without cause or for Good Reason is two years, not three, and there is no Minimum Bonus Amount) and other provisions customary in executive employment agreements.


BONUS PLAN


    The Company has established a bonus plan in which its executive officers and certain other employees may participate. Receipt of compensation under it will be performance-based and will be weighted based on a combination of net income, net cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) and qualitative targets. Achievement of targets will be weighted 40% to the net income test, 15% to the net cash flow test, 25% to the EBITDA test and 20% to the qualitative test. If the Company achieves 100% of these targets, the participants in the bonus plan will receive a bonus ranging from 20% to 40% of his base compensation (depending on position), except that Mr. Meyer's bonus will be 65% of base compensation, Mr. Cleary's bonus will be 55% of base compensation, and Mr. Brochhausen's and Mr. Worth's bonuses will be 50% of base compensation. If the Company meets 110% of its goals the foregoing awards will be increased by 50% (i.e., if a participant was entitled to receive 40% of his base compensation, he would receive 60%). If the Company meets 120% of its goals participants will be entitled to receive twice the base bonus described above (i.e., 80% of base compensation, adjusted in the case of the specified individuals).


1992 STOCK OPTION PLAN


    In 1992, the Company's Board of Directors adopted, and the Company's stockholders approved, the 1992 Stock Option Plan (as amended and restated in August 1996, the "1992 Option Plan"). The 1992 Option Plan was designed to provide employees with a more direct stake in the Company's future welfare and an incentive to remain with the Company and to encourage qualified persons to seek employment with the Company. Options to purchase 1,400,988 shares of Common Stock at an exercise price of $2.49 per share will be granted prior to the Offering under the 1992 Plan and will be fully vested. No additional options will be granted under the 1992 Plan.


    The 1992 Option Plan provides for grants of "incentive stock options" ("ISOs") meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and "non-qualified stock options" ("NQSOs"). All options granted under the 1992 Plan are NQSOs.

    The 1992 Option Plan is administered by a stock option committee of the Board of Directors (the "Committee") comprised of three members, each of whom will be a "disinterested director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at any time when Section 16 of the Exchange Act is applicable to the Company. The 1992 Option Plan permits the Committee to determine which employees shall receive options and the times when options are to be granted. The Committee will also determine the purchase price of Common Stock covered by each option, the term of each option and the number of shares of Common Stock to be covered by each option. The Committee will also designate whether the options shall be ISOs or NQSOs.

    Options granted to employees under the 1992 Option Plan have a maximum term of ten years from the date of grant. Options are not transferable except by will or pursuant to the applicable laws of descent and distribution.


    The Company has agreed to register under the Securities Act of 1933 the shares of Common Stock issuable upon exercise of stock options granted under the 1992 Option Plan (and, in the case of Mr. Meyer, the Acadia Option). 25% (50% in the case of Messrs. Meyer and Cleary) of the shares issuable under the stock options granted to each holder will be registered six months after the consummation of the Offering (if any of Messrs. Meyer, Cleary, Worth or Brochhausen so request), with an additional 25% registered 18 months, 30 months and (except in the case of Messrs. Meyer and Cleary) 42 months after the consummation of the Offering. However, if an option holder's employment is terminated by the Company without cause, that holder will have the right to request that all or part of the shares of Common Stock issuable upon exercise of the stock options granted to that employee will be registered. Option holders also have certain "piggyback" registration rights.



    In the event that an employee is terminated for any reason, the employee's options will be exercisable until the expiration date of the option. Upon a Sale of the Company (as defined in the 1992 Option Plan) the Committee may accelerate the expiration date of such options.


    The Board is permitted to suspend, terminate, modify or amend the 1992 Option Plan, provided that any amendment that would (i) increase the maximum number of shares for which options may be granted, (ii) reduce the option price below par value, (iii) extend the period during which options may be granted or exercised or (iv) amend the requirements as to the class of employees eligible to receive options shall be subject to stockholder approval.

1996 INCENTIVE STOCK OPTION PLAN

    The Company's Board of Directors and stockholders have approved the 1996 Incentive Stock Option Plan (the "1996 Option Plan"). The description in this Prospectus of the principal terms of the 1996 Option Plan is a summary, does not purport to be complete, and is qualified in its entirety by the full text of the 1996 Option Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.


    Pursuant to the 1996 Option Plan, executive officers, key employees and non-employee directors of the Company are eligible to receive awards of stock options. Options granted under the 1996 Option Plan may be ISOs or NQSOs.



    Under the 1996 Option Plan, the Company has reserved 1,168,973 shares of Common Stock for issuance of awards under the 1996 Option Plan (subject to antidilution and similar adjustments).


    The 1996 Option Plan will be administered by the Compensation Committee (the "Committee"). Subject to the provisions of the 1996 Option Plan, the Committee will determine the type of award, when and to whom awards will be granted, the number of shares covered by each award and the terms, provisions and kind of consideration payable (if any), with respect to awards. The Committee may interpret the 1996 Option Plan and may at any time adopt such rules and regulations for the 1996 Option Plan as it deems advisable. The Committee may, additionally, cancel or suspend awards.

    In determining the persons to whom awards shall be granted and the number of shares covered by each award the Committee shall take into account the duties of the respective persons, their present and potential contribution to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the 1996 Option Plan.


    An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 10 years from the date of grant. Generally, both NQSOs and ISOs will be granted with an exercise price equal to the "Fair Market Value" (as defined in the 1996 Option Plan) on the date of grant. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to ISOs granted to "Ten Percent Stockholders" (as defined in the 1996 Option Plan). The Committee may provide for the payment of the option price in cash, by delivery of other Common Stock having a Fair Market Value equal to such option price, by a combination thereof or by such other manner as the Committee shall determine. Options granted under the 1996 Option Plan will become exercisable at such times and under such conditions as the Committee shall determine. Other than in the case of death or disability, options generally may not be exericised more than three months after an employee terminates employment with the Company. Each year that a Non-Employee Director is elected or reelected to his position at the Company, an option to purchase 5,000 shares of Common Stock will be granted with an exercise price equal to the fair market value on the date of grant.



    The Board may at any time and from time to time suspend, amend, modify or terminate the 1996 Option Plan; provided, however, that, to the extent required by Rule 16b-3 promulgated under the Exchange Act or any other law, regulation or stock exchange rule, no such change shall be effective without the requisite approval of the Company's stockholders. In addition, no such change may adversely affect any award previously granted, except with the written consent of the grantee.


    No awards may be granted under the 1996 Option Plan after the tenth anniversary of the approval of the 1996 Option Plan.


1996 RESTRICTED STOCK PLAN



    The Company's Board of Directors and stockholders have approved the 1996 Restricted Stock Plan (the "Restricted Stock Plan"). The description in this Prospectus of the principal terms of the Restricted Stock Plan is a summary, does not purport to be complete, and is qualified in its entirety by the full text of the Restricted Stock Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Company has reserved 33,837 shares of Common Stock for issuance of awards under the Restricted Stock Plan (subject to adjustment as provided therein).



    The Restricted Stock Plan will be administered by the Compensation Committee. The Compensation Committee may award shares of Restricted Stock to participants in such amounts and subject to such terms and conditions as may be determined by the Compensation Committee. Participants may be entitled to voting, dividend and other voting rights prior to the vesting of shares.


401(K) PLAN

    The Company has a 401(k) defined contribution plan under which employees may contribute up to 15% of eligible gross wages subject to certain IRS limitations. The Company, at its option, may match a portion of each eligible employee's contribution. Contributions are made at the discretion of the Board of Directors. Employer contributions vest 20% after the first year, 60% after the second year and 100% after the third year. The Company incurred expenses of $68,000 and $80,000 related to this plan for the years ended December 31, 1995 and 1994, respectively.

    The Company does not provide any post-retirement or post-employment health or welfare benefits to any of its employees, except as required by law.

                              CERTAIN TRANSACTIONS

SUBORDINATED NOTES AND REDEEMABLE PREFERRED STOCK

    Since 1991, the Company has borrowed funds for its operation from Acadia pursuant to the Subordinated Notes. On June 30, 1996, $101.3 million was outstanding. The Subordinated Notes bear interest at a rate of 12% per annum, payable through the issuance of additional Subordinated Notes, and mature on December 31, 2001. A portion of the proceeds of this Offering will be used to pay down principal and accrued interest on the Subordinated Notes. See "Use of Proceeds." In addition, in 1993 Acadia was issued 4,025 shares of Redeemable Preferred Stock in partial consideration for funding and consent to the acquisition of MLM. The Subordinated Notes not repaid with the proceeds of this Offering, together with the shares of Redeemable Preferred Stock owned by Acadia, will be converted into shares of Common Stock. See "The Company--Recapitalization."

CONSULTING AGREEMENTS


    Pursuant to a Consulting Agreement dated as of October 1, 1991 between the Company and Penobscot-MB Partners, a New York general partnership ("Penobscot") (as amended on November 1, 1992 the "Penobscot Consulting Agreement"), the Company paid fees to Penobscot equal to $250,000 per year in 1994, 1995 and 1996 for management services performed for the Company by Penobscot. Penobscot, a Delaware limited partnership, is an affiliate of Acadia. The Penobscot Consulting Agreement terminated on July 30, 1996 and the Company has no further obligations thereunder.



    Pursuant to a Consulting Agreement dated as of November 1, 1992 between the Company and Haas, Wheat & Partners Incorporated, a Delaware corporation ("Haas Wheat") (as amended on July 30, 1993, the "Haas Wheat Consulting Agreement"), the Company paid fees to Haas Wheat equal to $250,000 per year in 1994, 1995 and 1996 for management services performed for the Company by Haas Wheat. Douglas D. Wheat, a director of the Company, is a managing partner of Haas Wheat. The Haas Wheat Consulting Agreement terminated on July 30, 1996 and the Company has no further obligations thereunder.


MLM SETTLEMENT

    On July 30, 1993, the Company acquired, in exchange for issuance of shares of its Class B Common Stock and Senior Preferred Stock, all the issued and outstanding capital stock of MLM (the "1993 MLM Acquisition"). Simultaneously with the issuance of shares to the former MLM stockholders, 4,025 shares of Redeemable Preferred Stock was issued to Acadia in partial consideration for additional funding and consent to the 1993 MLM Acquisition. Assets acquired (including cash of $68,000) and liabilities assumed were $13,164,000 and $8,557,000, respectively, which resulted in an assigned value of $4,607,000 for the Class B common stock and Senior Preferred Stock issued to the former MLM stockholders. Pursuant to consulting agreements entered into in connection with the 1993 MLM Acquisition, the Company paid the former MLM stockholders an aggregate of $3.0 million.

    After the 1993 MLM Acquisition was consummated, the Company and the former MLM stockholders disagreed as to the proper interpretation of a provision in the agreement to effect the 1993 MLM Acquisition (the "1993 Agreement") concerning the treatment of certain pre-acquisition liabilities owed to MLM to the Company. To resolve the parties' differing understandings as to the effects of the 1993 Agreement, in September 1995, all of the parties agreed to a settlement (the "1995 MLM Settlement") through which the 1993 MLM Acquisition was reformed. Under the 1995 MLM Settlement, the former MLM stockholders returned to Pinnacle for cancellation all of the preferred and common shares of Pinnacle stock originally issued to them as consideration in the 1993 MLM Acquisition and the parties exchanged releases.

REGISTRATION RIGHTS

    Following this Offering, Acadia will be entitled to require the Company to register all or part of Acadia's shares of Common Stock (the "Acadia Shares") under the Securities Act in accordance with an agreement with the Company providing for demand, shelf and piggyback registration rights. Certain stockholders have been granted "piggyback" registration rights.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth the beneficial ownership of the Common Stock to be sold pursuant to the Offering with respect to (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) the Selling Stockholder, (iii) each director of the Company, (iv) each of the executive officers named in the Summary Compensation Table, and (v) all directors and executive officers of the Company as a group. The table assumes that the Underwriters' over-allotment option is not exercised and is based on an assumed initial offering price of $15 per share, the midpoint of the initial public offering price range, and gives effect to the recapitalization.



                                   SHARES BENEFICIALLY
                                     OWNED PRIOR TO                         SHARES BENEFICIALLY
                                        OFFERING                           OWNED AFTER OFFERING
NAME AND ADDRESSES                ---------------------    SHARES BEING    ---------------------
  OF BENEFICIAL OWNER              NUMBER       PERCENT      OFFERED        NUMBER       PERCENT
- -------------------------------   ---------     -------    ------------    ---------     -------
Acadia Partners, L.P.
  201 Main Street
  Fort Worth, Texas 76102......   7,128,960(a)   92.71%                    7,128,960(a)   60.98%
Bradford E. Bernstein..........      --           *                           --           *
Daniel L. Doctoroff............      --    (b)    *                           --    (b)    *
Douglas D. Wheat...............      53,530(c)    *                           53,530(c)    *
Jerry M. Meyer.................     713,239(d)    8.58                       713,239(d)    5.79
Michael J. Cleary..............     334,007(d)    4.16                       334,007(d)    2.78
John S. Worth..................     159,317(d)    2.03                       159,317(d)    1.34
James Brochhausen..............     159,317(d)    2.03                       159,317(d)    1.34
All directors and executives as
  a group (7 persons)..........   1,419,410      15.58                     1,419,410      10.83


    --------------------


        *  Less than 1%.

      (a)  Includes 11,189 shares of Common Stock held by Acadia Electra Partners, L.P.
           ("Acadia Electra"). Acadia is the general partner of Acadia Electra. The  general partner of Acadia Partners, L.P. is Acadia FW Partners, L.P. ("Acadia FW"), the
           managing general partner of which is Acadia MGP, Inc. ("Acadia MGP"), a corporation controlled by J. Taylor Crandall. As such, Acadia FW, Acadia MGP and Mr. Crandall may be deemed to beneficially own the shares of the Common Stock held by Acadia.
           Excludes 220,525 shares of Common Stock held by Rosecliff-Score 1991 Partners, L.P.
           ("Rosecliff-Score") and 220,525 shares of Common Stock held by FWHY-Coinvestments IV
           Partners, L.P. ("FWHY-IV") and the general partner of Rosecliff-Score is Steven B.
           Gruber, who is also an officer and director of Acadia MGP. The general partner of
           FWHY-IV is Bondo FTW, Inc. ("Bondo FTW"), a corporation controlled by David
           Bonderman. Bondo FTW is the general partner of FW-HY Partners, L.P., one of two non-
           managing general partners of Acadia FW. Acadia disclaims beneficial ownership of the shares of Common Stock held by Rosecliff-Score FWHY-IV. The address of Acadia FW,
           Acadia MGP, FWHY-IV, Acadia Electra and Mr. Crandall is 201 Main Street, Suite 3100,
           Fort Worth, Texas 76102, The address of Bondo FTW, FW-HY Partners, L.P. and Mr.
           Bonderman is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. The address of
           Rosecliff-Score and Mr. Gruber is 65 East 55th Street, New York, New York
           10022-3219.

      (b)  Mr. Doctoroff is a director of Acadia MGP (see footnote (a) above). Mr. Doctoroff disclaims beneficial ownership of the shares of Common Stock held by Acadia.

      (c)  Represents options held by Haas Wheat & Partners, Incorporated, of which Mr. Wheat is President.

      (d)  Represents options to purchase shares of Common Stock at $2.49 per share.

                          DESCRIPTION OF CAPITAL STOCK


    At June 30, 1996, the outstanding capital stock of the Company consisted of
(i) 20,739.10589 shares of Class A Common Stock and (ii) 4,025 shares of Redeemable Preferred Stock, par value $.01 per share, without giving effect to the recapitalization. See "Capitalization." Simultaneously with the closing of this Offering, all of the outstanding shares of Redeemable Preferred Stock will be converted into shares of Common Stock. Upon completion of the Offering and after giving effect to the recapitalization, the authorized capital stock will consist of (i) 20,000,000 shares of Common Stock (of which 11,689,726 will be outstanding) and (ii) 2,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock") (none of which will be outstanding). See "The Company-- Recapitalization."


    The following summary description relating to the capital stock does not purport to be complete. Reference is made to the Certificate of Incorporation that will be in effect upon the completion of the Offering which is filed as an exhibit to the Registration Statement of which this Prospectus is a part for a detailed description of the provisions thereof summarized below.

COMMON STOCK

    Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of the Preferred Stock or any class or series of preferred stock which the Company may issue in the future.


    At present, there is no established trading market for the Common Stock. The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "PNE".


PREFERRED STOCK

    The Company is authorized to issue up to 2,000,000 shares of Preferred Stock. There is no Preferred Stock outstanding as of the date of this Prospectus. The Board of Directors of the Company may, without further stockholder action, issue the authorized and unissued shares of Preferred Stock in any number of series and may establish as to each series the designation and number of shares to be issued and the relative rights and preferences of the shares of each series, including provisions regarding voting powers, redemption, dividend rights, rights upon liquidation and conversion rights. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of shares of Common Stock by, among other matters, establishing preferential dividends, liquidation rights and voting power. Although the Company has no present intention to do so, Preferred Stock could be issued to discourage or defeat efforts to acquire control of the Company through the acquisition of shares of Common Stock.


DELAWARE LAW, CHARTER AND BY-LAW PROVISIONS



    Section 203 of the Delaware General Corporation Law (the "DGCL") prohibits certain business combinations with certain stockholders for a period of three years after they acquire 15% of the outstanding voting stock of a corporation. The Company has expressly elected not to be governed by Section 203 of the DGCL.


    The Certificate of Incorporation and By-Laws of the Company to be adopted upon completion of the Offering will (i) prohibit the stockholders of the Company from taking action by written consent in lieu of a meeting by less than unanimous written consent and (ii) provide that special meetings of stockholders may be called only by the Board of Directors. Such provisions could have the effect of discouraging attempts by others to obtain control of the Company or delaying changes in control or management of the Company.


TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is The Bank of New
York.

                          DESCRIPTION OF INDEBTEDNESS

CREDIT AGREEMENT

    Set forth below is a summary description of the terms of the Credit Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, including the definitions of certain terms therein, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Whenever particular provisions of the Credit Agreement are referred to herein, such provisions are incorporated herein by reference, and the statements are qualified in their entirety by such reference.

    A syndicate of banks and other financial institutions have provided Pinnacle Trading Card Company, Pinnacle's principal operating subsidiary ("Pinnacle Trading"), with loans under the Credit Agreement in an aggregate principal amount not to exceed $103.0 million of which (i) $88.0 million is in the form of term loans and (ii) up to $15.0 million (including a sub-limit of $3.0 million for letters of credit), depending upon the available Borrowing Base (as defined therein), will be available on a revolving credit basis for general corporate purposes of Pinnacle Trading, including certain acquisitions (up to $10.0 million).

    The loans consist of (a) senior secured term loan facilities consisting of
(i) a senior secured five-year term loan facility providing for term loans in the amount of $40.0 million (the "Term Loan A") and (ii) a senior secured six-year term loan facility providing for term loans in the amount of $48.0 million (the "Term Loan B" and together with the Term Loan A, the "Term Loans") and (b) a senior secured five-year revolving credit facility (which may, subject to certain terms and conditions, be extended to a six-year revolving credit facility) providing for revolving loans and the issuance of letters of credit in the aggregate principal amount of $15.0 million (the "Revolving Credit Facility"). Subject to the terms of the Revolving Credit Facility, Pinnacle Trading may, from time to time, borrow, repay and reborrow under such facility. Amounts borrowed under the Revolving Credit Facility are not subject to scheduled repayment prior to the Revolving Credit Commitment Termination Date (as defined in the Credit Agreement); however, Pinnacle Trading is required to reduce the outstanding payment balance of the Revolving Credit Facility to $4.0 million if Pinnacle Trading has not consummated any Related Business Acquisition (as defined in the Credit Agreement) or to $4.0 million plus the aggregate principal amount of revolving loans outstanding (but not to exceed $6.0 million) the proceeds of which were used to fund such acquisition if Pinnacle Trading has consummated any such acquisition for a consecutive 30-day period during the 150-day period beginning April 1, 1997 and during the second quarter of each fiscal year beginning in 1998.

    The Term Loans will have quarterly amortization payments commencing September 30, 1996 and continuing over their respective terms. See Note 17 to the Consolidated Financial Statements. Under the Credit Agreement, Pinnacle will under certain circumstances be required to make mandatory prepayments (including in connection with this Offering) and be subject to corresponding commitment reductions and may make optional prepayments and commitment reductions.

    Obligations of Pinnacle under the Credit Agreement are jointly and severally guaranteed by Pinnacle and its other subsidiaries. In addition, the Credit Agreement is secured by (i) first priority security interests in virtually all tangible and intangible assets of Pinnacle Trading, Pinnacle and its other subsidiaries, and (ii) pledges of all capital stock of Pinnacle Trading and Pinnacle's other subsidiaries, and all capital stock and all notes owned by Pinnacle Trading, Pinnacle and its other subsidiaries.

    Each of the Term Loans and advances under the Revolving Credit Facility bear interest at specified margins over the applicable eurodollar rate or base rate.

    The Credit Agreement contains a number of covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, form or acquire subsidiaries, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures, modify certain documents or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, the Credit Agreement requires compliance with certain financial tests based on consolidated results for Pinnacle and its subsidiaries.

    Under the terms of the Credit Agreement, the Company was required to seek, and has obtained, a waiver from the banks party thereto regarding the repayment of certain subordinated indebtedness concurrently with this Offering. See "Use of Proceeds."

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of the Offering, the Company will have outstanding 11,689,726 shares of Common Stock. Of these shares, the 4,000,000 shares of Common Stock sold in the Offering (or a maximum of 4,600,000 shares if the over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company (as that term is defined in Rule 144). The remaining shares of Common Stock outstanding upon completion of the Offering will be "restricted securities" as that term is defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below.


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock that constitute restricted securities and have been outstanding and not held by any "affiliate" of the Company for a period of two years may sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain requirements as to the manner of sale, notice of sale and the availability of current public information are satisfied (which requirements as to the availability of current public information are expected to be satisfied commencing 90 days after the date of this Prospectus). Affiliates of the Company must comply with the foregoing restrictions and requirements of Rule 144 as to both restricted and non-restricted securities, except that the two-year holding period requirement does not apply to shares of Common Stock that are not "restricted securities" (such as shares acquired by affiliates in the Offering). Under Rule 144(k), a person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale by such person, and who has beneficially owned shares of Common Stock that were not acquired from the Company or an "affiliate" of the Company within the previous three years, would be entitled to sell such shares without regard to volume limitation, manner of sale provisions, notification requirements or the availability of current public information concerning the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

    The Company, the directors, officers, affiliates and current stockholders of the Company have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or otherwise dispose of the shares of Common Stock, except for the shares offered hereby and subject to certain exceptions in the case of the Company relating to employee stock options and the recapitalization of the Company, or securities convertible into or exchangeable or exercisable for Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch. In addition, certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus. Acadia and certain of the Company's stockholders have the right to require registration of their shares for public sale. See "Certain Transactions --Registration Rights." The remainder of the shares held by existing stockholders will become eligible for sale at various times thereafter, subject to the provisions of Rule 144.

    Prior to the Offering, there has been no public market for the Common Stock. No predictions can be made as to the effect, if any, that future sales of shares of Common Stock, and options to acquire shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and CS First Boston Corporation are acting as representatives (the "Representatives"), has severally agreed to purchase, the respective number of shares of Common Stock set forth opposite its name below.



                                                                   NUMBER OF
           UNDERWRITER                                              SHARES
- ----------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.........................................
CS First Boston Corporation.....................................

                                                                   ---------
           Total................................................   4,000,000
                                                                   ---------
                                                                   ---------


    In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock hereby if any of such shares are purchased. In the event of a default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, such commitments of the non-defaulting Underwriters may be increased or the Purchase Agreement may be terminated.


    The Representatives of the Underwriters have advised the Company and the Selling Stockholder that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $     per share on sales to certain other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.


    The Selling Stockholder has granted the Underwriters an option, which may be exercised within 30 days of the date of this Prospectus, to purchase up to an additional 600,000 shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. To the extent that the Underwriters exercise the option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares that the number of shares of Common Stock to be purchased by it shown on the foregoing table bears to the total number of shares initially offered hereby.

    At the request of the Company, the Underwriters have reserved up to approximately 3.5% of the shares of the Common Stock offered hereby for sale at the public offering price to certain directors, officers and employees of the Company, business affiliates and related persons who have expressed an interest in purchasing shares. The number of shares available to the general public will be reduced to the extent persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as other shares offered by this Prospectus. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.

    The Selling Stockholder has agreed to indemnify the Underwriters for any loss arising from the failure of any purchaser of reserved shares to complete such purchase.



    The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.


    The Representatives have informed the Company that the Underwriters do not intend to make sales to discretionary accounts.

    The Company, its officers and directors, and the Company's current stockholders have agreed not to sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch. See "Shares Eligible for Future Sale."


    The Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "PNE". To meet the requirements of listing the Common Stock on the exchange, the Underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.



    Prior to this Offering, there has been no market for the Common Stock of the Company. Accordingly, the initial public offering price will be determined by negotiation among the Company, Acadia Partners, L.P. and the Representatives. Among the factors to be considered in determining the initial public offering price are the Company's record of operations, the Company's current financial condition, its future prospects, the present state of the Company's industry in general, the experience of its management, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to the Company and other relevant factors. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.


    Merrill Lynch is one of the Company's lenders under the Credit Agreement and will receive a portion of the proceeds of this Offering in connection therewith. See "Use of Proceeds."

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby and certain legal matters will be passed upon for the Company by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, which may be inspected, without charge, at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees.

    The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm and quarterly reports containing unaudited consolidated financial information for each of the first three fiscal quarters of each fiscal year of the Company.

    Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS
                     PINNACLE BRANDS, INC. AND SUBSIDIARIES

                                                                                        PAGE
                                                                                        ----

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  Unaudited Condensed Consolidated Balance Sheets as of June 30, 1996, and December
31, 1995.............................................................................   F-2

  For the Six Months Ended June 30, 1996 and 1995:

    Unaudited Condensed Consolidated Statement of Operations.........................   F-3

    Unaudited Condensed Consolidated Statement of Cash Flows.........................   F-4

  Notes to Unaudited Condensed Consolidated Financial Statements.....................   F-5

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

  Report of Independent Public Accountants...........................................   F-7

  Consolidated Balance Sheets as of December 31, 1995 and 1994.......................   F-8

  For the Years Ended December 31, 1995, 1994, and 1993:

    Consolidated Statement of Operations.............................................   F-9

    Consolidated Statement of Stockholders' Investment...............................   F-10

    Consolidated Statement of Cash Flows.............................................   F-11

  Notes to Consolidated Financial Statements.........................................   F-12

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                   JUNE 30,       DECEMBER 31,
                                                                     1996             1995
                                                                 -------------    ------------
          ASSETS

CURRENT ASSETS:
  Cash and cash equivalents...................................   $     222,000    $    240,000
  Accounts receivable, net....................................      22,236,000      35,862,000
  Inventories.................................................      16,893,000      10,503,000
  Other current assets........................................       7,815,000       1,312,000
                                                                 -------------    ------------
      Total current assets....................................      47,166,000      47,917,000

PROPERTY AND EQUIPMENT, net...................................       4,145,000       3,727,000

INTANGIBLE AND OTHER ASSETS, net..............................      77,985,000      36,477,000
                                                                 -------------    ------------
                                                                 $ 129,296,000    $ 88,121,000
                                                                 -------------    ------------
                                                                 -------------    ------------

    LIABILITIES AND STOCKHOLDERS' INVESTMENT

CURRENT LIABILITIES:
  Accounts payable............................................   $  11,449,000    $ 12,224,000
  Accrued liabilities.........................................      19,673,000      15,100,000
  Current maturities of long-term debt........................       4,573,000      13,243,000
                                                                 -------------    ------------
      Total current liabilities...............................      35,695,000      40,567,000
                                                                 -------------    ------------
LONG-TERM DEBT, net of current maturities.....................      91,745,000      33,615,000

SUBORDINATED NOTES PAYABLE TO MAJORITY STOCKHOLDER............     101,348,000     103,814,000

COMMITMENTS AND CONTINGENCIES

COMMON STOCK AND COMMON STOCK EQUIVALENTS SUBJECT TO PUT
AGREEMENT.....................................................       3,000,000       3,000,000

STOCKHOLDERS' INVESTMENT:
  Senior preferred stock; $.01 par value; $100,000 per share liquidation preference; 50 shares authorized; 0 shares
    issued and outstanding....................................        --               --
  Preferred stock; $.01 par value; $1,000 per share
    liquidation preference; 4,025 shares authorized, issued
and outstanding...............................................              40              40
  Class A common stock; $.01 par value; 80,000 shares
authorized; 20,739 shares issued and outstanding..............             207             207
  Class B common stock; $.01 par value; 30,000 shares
authorized; 0 shares issued and outstanding...................        --               --
  Paid-in capital.............................................       5,497,753       5,497,753
  Accumulated deficit.........................................    (107,990,000)    (98,373,000)
                                                                 -------------    ------------
      Total stockholders' investment..........................    (102,492,000)    (92,875,000)
                                                                 -------------    ------------
                                                                 $ 129,296,000    $ 88,121,000
                                                                 -------------    ------------
                                                                 -------------    ------------


   The accompanying notes are an integral part of these consolidated balance sheets.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                        FOR THE SIX MONTHS
                                                                          ENDED JUNE 30,
                                                                    --------------------------
                                                                       1996           1995
                                                                    -----------    -----------

NET SALES........................................................   $49,905,000    $41,879,000

COST OF SALES....................................................    34,503,000     29,548,000
                                                                    -----------    -----------
      Gross profit...............................................    15,402,000     12,331,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.....................    15,659,000     11,480,000
                                                                    -----------    -----------
      Operating income (loss)....................................      (257,000)       851,000

NONOPERATING INCOME (EXPENSE):
  Interest expense--subordinated notes payable...................    (6,034,000)    (5,524,000)
  Interest expense--other........................................    (3,521,000)    (2,581,000)
  Other income, net..............................................       195,000         42,000
                                                                    -----------    -----------
      Nonoperating expense, net..................................    (9,360,000)    (8,063,000)
                                                                    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES................................    (9,617,000)    (7,212,000)

INCOME TAX PROVISION.............................................       --             --
                                                                    -----------    -----------
NET LOSS.........................................................   $(9,617,000)   $(7,212,000)
                                                                    -----------    -----------
                                                                    -----------    -----------

PRO FORMA NET LOSS ..............................................   $(1,453,000)   $   (29,000)
                                                                    -----------    -----------
                                                                    -----------    -----------
PRO FORMA NET LOSS PER SHARE.....................................   $     (0.11)   $   --
                                                                    -----------    -----------
                                                                    -----------    -----------


 The accompanying notes are an integral part of these consolidated statements.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                       FOR THE SIX MONTHS
                                                                         ENDED JUNE 30,
                                                                  ----------------------------
                                                                      1996            1995
                                                                  ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.....................................................   $ (9,617,000)   $ (7,212,000)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities-
    Depreciation and amortization..............................      2,722,000       2,128,000
    Interest added to long-term debt...........................      6,034,000       5,524,000
    Change in assets and liabilities-
      Accounts receivable, net.................................     13,627,000       4,368,000
      Inventories..............................................     (6,390,000)     (3,754,000)
      Other current assets.....................................     (6,505,000)     (1,293,000)
      Accounts payable.........................................     (1,619,000)     (4,552,000)
      Accrued liabilities......................................      5,418,000         338,000
      Intangible and other assets..............................       (293,000)     (1,312,000)
                                                                  ------------    ------------
        Net cash provided by (used in) operating activities....      3,377,000      (5,765,000)
                                                                  ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment..........................       (940,000)       (241,000)
  Purchases of sports trading card licenses and tradenames.....    (40,950,000)     (3,025,000)
                                                                  ------------    ------------
        Net cash used in investing activities..................    (41,890,000)     (3,266,000)
                                                                  ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from subordinated notes payable to majority
stockholder....................................................        --            2,000,000
  Payments on subordinated notes payable to majority
stockholder....................................................     (8,500,000)        --
  Proceeds from long-term debt.................................    101,300,000      50,973,000
  Payments on long-term debt...................................    (54,305,000)    (46,218,000)
                                                                  ------------    ------------
        Net cash provided by financing activities..............     38,495,000       6,755,000
                                                                  ------------    ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS......................        (18,000)     (2,276,000)

CASH AND CASH EQUIVALENTS, beginning of period.................        240,000       2,847,000
                                                                  ------------    ------------

CASH AND CASH EQUIVALENTS, end of period.......................   $    222,000    $    571,000
                                                                  ------------    ------------
                                                                  ------------    ------------

 The accompanying notes are an integral part of these consolidated statements.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION:

    The accompanying interim condensed consolidated financial statements of Pinnacle Brands, Inc. and its subsidiaries (collectively, the Company or Pinnacle) as of June 30, 1996, and for the six months ended June 30, 1996 and 1995, are unaudited. Certain information and footnote disclosures normally prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to the rules of the Securities and Exchange Commission. Although the Company believes these interim statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows, interim period results are not necessarily indicative of the results of operations for a full year. As such, these financial statements should be read in conjunction with the consolidated financial statements and the related notes thereto for the year ended December 31, 1995, included elsewhere in this Prospectus.

2. LONG-TERM DEBT:

    In May 1996, the Company refinanced substantially all of its long-term debt. The proceeds from this refinancing were used to retire existing senior bank obligations, repay $8.5 million of subordinated notes payable to Acadia, and to acquire licenses and tradenames from Donruss Trading Cards, Inc. (see Note 3 below). The refinanced credit facilities include a $15.0 million revolving credit commitment and $88.0 million of term loans. Total availability under the revolving credit commitment is limited to 80% of eligible accounts receivable and 50% of eligible inventory, both as defined in the credit agreement. Outstanding borrowings under the credit facilities bear interest at optional rates based on the prime rate or LIBOR. A commitment fee is payable on unused amounts under the revolving credit facility. All outstanding borrowings under the revolving credit commitment are payable on May 27, 2001 (extendable to May 27, 2002 under certain conditions), and the term loans are payable in 16 quarterly payments of $0.5 million and then 4 quarterly payments of $8.0 million through May 28, 2001, on $40.0 million of term loans and in 20 quarterly payments of $0.5 million and then 4 quarterly payments of $9.5 million through May 28, 2002, on the other $48.0 million of term loans, plus additional annual payments, beginning in 1997, based upon 50% of any excess cash flows (as defined) generated during each preceding calendar year. The credit agreement contains covenants requiring the maintenance of certain minimum financial ratios and limitations on dividend payments and the issuance of equity securities. The credit facilities are collateralized by substantially all assets of the Company.

    In connection with the senior bank debt refinancing described above, during May 1996, the maturity dates of all principal and interest payable under the subordinated notes and the convertible subordinated notes were extended, by agreement of the noteholders, to December 31, 2001.

3. ACQUISITION OF DONRUSS SPORTS TRADING CARD LICENSES AND TRADENAMES:


    In May 1996, the Company acquired from Donruss Trading Cards, Inc. (Donruss) the right to use the tradenames "Donruss" and "Leaf" and Donruss' licenses through which it produces certain baseball and hockey trading card products. There are no historical financial statements for Donruss included in the Company's financial statements because (1) there is no continuity of the seller's operations, (2) the Company's strategy for generating revenues from the acquired licenses and tradenames will be different (i.e., the Company positions the trading cards as collectibles and sells them through a dedicated sales force to the Company's existing customer base under its existing customer payment and sales terms), and (3) no physical facilities, distribution systems, production techniques, customer base, or significant sales force were carried over, and therefore this transaction did not constitute the acquisition of a business as defined under the rules and regulations of the Securities and Exchange Commission. Consideration given to Donruss included $32.5 million in cash plus the assumption of various contracts with certain professional athletes and other obligations. In connection with this transaction, the Company recorded $41.0

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. ACQUISITION OF DONRUSS SPORTS TRADING CARD LICENSES AND
TRADENAMES:--(CONTINUED)
million attributable to the licenses and tradenames which will be amortized over 35 years. The Company concurrently purchased certain prepaid expenses and work-in-process inventory, and assumed certain related trade payables.

4. OPERATING LEASES:

    At the expiration in October 1996 of the term of its current lease, the Company intends to move its corporate headquarters to Dallas, Texas. The new lease has a seven year term with annual lease payments of approximately $0.8 million which approximate the annual leasehold costs on the current corporate headquarters lease.

5. SUBSEQUENT EVENTS:

  Recapitalization and Initial Public Offering


    The Company has filed a registration statement with the Securities and Exchange Commission pursuant to an initial public offering (the Offering) whereby 4,000,000 shares are to be sold at an assumed initial public offering price of $15 per share, the midpoint of the initial public offering price range. Immediately prior to the completion of the Offering, (1) the Company will change its authorized capital to include 20,000,000 shares of Common Stock, (2) the Company will declare a 103.96-for-1 stock split, (3) the majority stockholder will convert all but $33.0 million of its subordinated notes payable and all 4,025 shares of its preferred stock into 5,499,863 shares of Common Stock, and
(4) the Company will grant options to purchase 1,400,988 shares of Common Stock at $2.49 per share and will award 33,837 shares of Common Stock under a newly-adopted restricted stock plan.



  Pro Forma Information



    Of the assumed net proceeds from the sale of shares of Common Stock offered by the Company in the Offering, approximately $22.0 million will be used to repay senior bank borrowings and $33.0 million will be used to repay subordinated notes payable to majority stockholder. Pro forma net income per common share is calculated using the weighted average number of shares of Common Stock outstanding during the period (after giving effect to (i) the conversion of subordinated notes payable and preferred stock referred to above, (ii) assuming the issuance and sale of 4,000,000 shares of Common Stock and application of the proceeds, as described, as if these transactions had occurred on January 1, 1995, (iii) decreased selling, general and administrative expenses related to management and consulting fees offset by increased salaries to senior management under new employment agreements, and (iv) tax benefits on the resulting pro forma net losses before taxes), plus options granted prior to the Offering to purchase Common Stock at $2.49 per share and Common Stock to be awarded under a newly-adopted restricted stock plan, assuming all such Common Stock was outstanding for all periods presented. For purposes of this computation, the weighted average number of shares of Common Stock outstanding during each of the periods ended June 30, 1996 and 1995, is 13,090,714.



  Recent Legal Proceedings



    In August 1996, the Company was named in a lawsuit alleging that certain standard business practices in the sports trading card industry, including the practice of randomly inserting chase cards in packages of sports trading cards, constitute illegal gambling activities in violation of, among other things, the Racketeer Influenced and Corrupt Organizations Act (RICO). The Company's major competitors have also been named in similar lawsuits. Inherently, the outcome of litigation is uncertain. In the opinion of the Company, the action lacks substantial merit and the Company intends to defend its vigorously.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pinnacle Brands, Inc.:

    We have audited the accompanying consolidated balance sheets of Pinnacle Brands, Inc. (formerly Grand Slam Acquisition Corp., a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Brands, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 12, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," on January 1, 1993.




                                          ARTHUR ANDERSEN LLP


Dallas, Texas,
  March 7, 1996 (except with respect
  to the matters discussed in Note 17,
  as to which the date is August 30, 1996)

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1995 AND 1994

                                                                      1995            1994
                                                                  ------------    ------------
                            ASSETS

CURRENT ASSETS:
  Cash and cash equivalents....................................   $    240,000    $  2,847,000
  Accounts receivable, net of allowance for uncollectible
    accounts of $260,000 and $209,000, respectively............     35,862,000      20,024,000
  Inventories..................................................     10,503,000       6,681,000
  Other current assets.........................................      1,312,000       1,274,000
                                                                  ------------    ------------
      Total current assets.....................................     47,917,000      30,826,000
                                                                  ------------    ------------
PROPERTY AND EQUIPMENT, net....................................      3,727,000       5,131,000

INTANGIBLE AND OTHER ASSETS, net...............................     36,477,000      34,363,000
                                                                  ------------    ------------
                                                                  $ 88,121,000    $ 70,320,000
                                                                  ------------    ------------
                                                                  ------------    ------------

           LIABILITIES AND STOCKHOLDERS' INVESTMENT

CURRENT LIABILITIES:
  Accounts payable.............................................   $ 12,224,000    $  8,613,000
  Accrued liabilities..........................................     15,100,000      13,416,000
  Current maturities of long-term debt.........................     13,243,000       3,810,000
                                                                  ------------    ------------
      Total current liabilities................................     40,567,000      25,839,000
                                                                  ------------    ------------
LONG-TERM DEBT, net of current maturities......................     33,615,000      41,616,000

SUBORDINATED NOTES PAYABLE TO MAJORITY STOCKHOLDER.............    103,814,000      90,288,000

COMMITMENTS AND CONTINGENCIES

COMMON STOCK AND COMMON STOCK EQUIVALENTS SUBJECT TO PUT
AGREEMENT......................................................      3,000,000       3,000,000

STOCKHOLDERS' INVESTMENT:
  Senior preferred stock; $.01 par value; $100,000 per share liquidation preference; 50 shares authorized; 0 and 24
    shares issued and outstanding, respectively................        --                    1
  Preferred stock; $.01 par value; $1,000 per share liquidation
preference; 4,025 shares authorized, issued and outstanding....             40              40
  Class A common stock; $.01 par value; 80,000 shares
    authorized; 20,739 and 18,505 shares issued and
outstanding, respectively......................................            207             185
  Class B common stock; $.01 par value; 30,000 shares
    authorized; 0 and 14,118 shares issued and outstanding,
respectively...................................................        --                  141
  Paid-in capital..............................................      5,497,753       5,497,633
  Accumulated deficit..........................................    (98,373,000)    (95,921,000)
                                                                  ------------    ------------
      Total stockholders' investment...........................    (92,875,000)    (90,423,000)
                                                                  ------------    ------------
                                                                  $ 88,121,000    $ 70,320,000
                                                                  ------------    ------------
                                                                  ------------    ------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


                                                        1995            1994            1993
                                                    ------------    ------------    ------------
NET SALES........................................   $130,183,000    $117,965,000    $ 62,501,000

COST OF SALES....................................     90,388,000      78,013,000      41,000,000
                                                    ------------    ------------    ------------
      Gross profit...............................     39,795,000      39,952,000      21,501,000

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.....     26,310,000      23,506,000      20,972,000

UNUSUAL CHARGES:
  Sports League work stoppages...................        --            7,366,000         --
  Write-down of goodwill.........................        --           40,000,000         --
  Related to MLM.................................        --              --           41,435,000
                                                    ------------    ------------    ------------
      Operating income (loss)....................     13,485,000     (30,920,000)    (40,906,000)

NONOPERATING INCOME (EXPENSE):
  Interest expense--subordinated notes payable...    (11,526,000)     (9,307,000)     (7,198,000)
  Interest expense--all other....................     (5,068,000)     (4,509,000)     (4,180,000)
  Other income, net..............................        657,000         730,000          72,000
                                                    ------------    ------------    ------------
      Nonoperating expense, net..................    (15,937,000)    (13,086,000)    (11,306,000)
                                                    ------------    ------------    ------------
LOSS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  THE ADOPTION OF A NEW ACCOUNTING PRINCIPLE.....     (2,452,000)    (44,006,000)    (52,212,000)

INCOME TAX PROVISION.............................        --              --              --
                                                    ------------    ------------    ------------
LOSS BEFORE CUMULATIVE EFFECT OF THE ADOPTION OF
  A NEW ACCOUNTING PRINCIPLE.....................     (2,452,000)    (44,006,000)    (52,212,000)

CUMULATIVE EFFECT OF THE ADOPTION OF A NEW
ACCOUNTING PRINCIPLE.............................        --              --            3,926,000
                                                    ------------    ------------    ------------
NET LOSS.........................................   $ (2,452,000)   $(44,006,000)   $(56,138,000)
                                                    ------------    ------------    ------------
                                                    ------------    ------------    ------------
PRO FORMA NET INCOME PER SHARE...................   $       0.63
                                                    ------------
                                                    ------------


 The accompanying notes are an integral part of these consolidated statements.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                            SENIOR
                           PREFERRED      PREFERRED       CLASS A        CLASS B
                             STOCK          STOCK      COMMON STOCK    COMMON STOCK
                         -------------  -------------  -------------  --------------                 RETAINED
                         NUMBER         NUMBER         NUMBER         NUMBER                         EARNINGS        TOTAL
                           OF     PAR     OF     PAR     OF     PAR     OF      PAR     PAID-IN    (ACCUMULATED  STOCKHOLDERS'
                         SHARES  VALUE  SHARES  VALUE  SHARES  VALUE  SHARES   VALUE    CAPITAL      DEFICIT)     INVESTMENT
                         ------  -----  ------  -----  ------  -----  -------  -----  -----------  ------------  -------------
BALANCE, December 31,
1992....................  --      $--    --      $--   15,018  $ 150    --     $--    $ 3,890,850  $  4,223,000  $   8,114,000
 Issuance of stock in
   connection with the
   1993 MLM
Acquisition.............    24       1   --      --      --     --     14,118    141    4,606,858       --           4,607,000
 Issuance of preferred
   stock to majority
   stockholder at time
   of the 1993 MLM
Acquisition.............  --      --    4,025      40    --     --      --      --            (40)      --            --
 Issuance of put rights
   on common stock and
   common stock
equivalents.............  --      --     --      --      --     --      --      --     (3,000,000)      --          (3,000,000)
 Net loss...............  --      --     --      --      --     --      --      --        --        (56,138,000)   (56,138,000)
                            --
                                 -----  ------  -----  ------  -----  -------  -----  -----------  ------------  -------------
BALANCE, December 31,
1993....................    24       1  4,025      40  15,018    150   14,118    141    5,497,668   (51,915,000)   (46,417,000)
 Issuance of stock in
   connection with
   conversion of
   subordinated notes
   payable and preferred
stock...................  --      --     --      --     3,487     35    --      --            (35)      --            --
 Net loss...............  --      --     --      --      --     --      --      --        --        (44,006,000)   (44,006,000)
                            --
                                 -----  ------  -----  ------  -----  -------  -----  -----------  ------------  -------------
BALANCE, December 31,
1994....................    24       1  4,025      40  18,505    185   14,118    141    5,497,633   (95,921,000)   (90,423,000)
 Issuance of stock in
   connection with
   conversion of
   subordinated notes
   payable and preferred
stock...................  --      --     --      --     2,234     22    --      --            (22)      --            --
 Cancellation of stock
   in connection with
   the 1995 MLM
Settlement..............   (24)     (1)  --      --      --     --    (14,118)  (141)         142       --            --
 Net loss...............  --      --     --      --      --     --      --      --        --         (2,452,000)    (2,452,000)
                            --
                                 -----  ------  -----  ------  -----  -------  -----  -----------  ------------  -------------
BALANCE, December 31,
1995....................  --      $--   4,025    $ 40  20,739  $ 207    --     $--    $ 5,497,753  $(98,373,000) $ (92,875,000)
                            --
                            --
                                 -----  ------  -----  ------  -----  -------  -----  -----------  ------------  -------------
                                 -----  ------  -----  ------  -----  -------  -----  -----------  ------------  -------------

 The accompanying notes are an integral part of these consolidated statements.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                        1995            1994            1993
                                                    ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................   $ (2,452,000)   $(44,006,000)   $(56,138,000)
  Adjustments to reconcile net loss to net cash
    used in operating activities-
    Depreciation and amortization................      4,222,000       6,657,000       7,649,000
    Write-down of goodwill.......................        --           40,000,000         --
    Interest added to subordinated notes payable
      to majority stockholder....................     11,526,000       9,307,000       7,198,000
    Cumulative effect of the adoption of a new
accounting principle.............................        --              --            3,926,000
    Change in assets and liabilities, net of
      acquired balances-
      Accounts receivable, net...................    (15,838,000)     (2,186,000)     26,016,000
      Inventories................................     (3,822,000)     (2,534,000)      2,487,000
      Other current assets.......................        (38,000)      1,116,000       2,011,000
      Accounts payable...........................      3,611,000       1,822,000         727,000
      Accrued liabilities........................      1,684,000     (12,619,000)     (2,049,000)
      Income taxes receivable....................        --              --              703,000
      Intangible and other assets................     (1,460,000)       (179,000)     (1,493,000)
                                                    ------------    ------------    ------------
        Net cash used in operating activities....     (2,567,000)     (2,622,000)     (8,963,000)
                                                    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment, net.......       (447,000)     (1,509,000)       (418,000)
  Purchases of sports trading card licenses and
tradenames.......................................     (3,025,000)        --              --
  Net cash balance of MLM at acquisition date....        --              --               68,000
                                                    ------------    ------------    ------------
        Net cash used in investing activities....     (3,472,000)     (1,509,000)       (350,000)
                                                    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from subordinated notes payable to
majority stockholder.............................      2,000,000       6,000,000      20,400,000
  Proceeds from long-term debt...................     54,973,000      12,880,000      19,473,000
  Payments on long-term debt.....................    (53,541,000)    (14,801,000)    (29,025,000)
                                                    ------------    ------------    ------------
        Net cash provided by financing
activities.......................................      3,432,000       4,079,000      10,848,000
                                                    ------------    ------------    ------------
NET (DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS......................................     (2,607,000)        (52,000)      1,535,000
CASH AND CASH EQUIVALENTS, beginning of year.....      2,847,000       2,899,000       1,364,000
                                                    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of year...........   $    240,000    $  2,847,000    $  2,899,000
                                                    ------------    ------------    ------------
                                                    ------------    ------------    ------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for-
    Interest.....................................   $  4,490,000    $  3,924,000    $  3,672,000
SUPPLEMENTAL NONCASH INVESTING ACTIVITIES:
  Assets acquired under capital lease
arrangements.....................................   $    --         $    478,000    $    --

 The accompanying notes are an integral part of these consolidated statements.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

    In 1991, an investor group, through newly formed Pinnacle Brands, Inc. (Pinnacle) (formerly Grand Slam Acquisition Corp.), acquired all of the issued and outstanding capital stock of Score Group, Inc. (Score). Two years later in 1993, Pinnacle acquired all of the issued and outstanding capital stock of Major League Marketing, Inc. (MLM) (see Note 3), concurrently merged MLM into Score, and changed Score's name to Pinnacle Trading Card Company (formerly Pinnacle Brands, Inc.).

    Pinnacle and its operating subsidiaries are primarily engaged (under license agreements) in the printing, marketing, and distribution of sports trading cards, three-dimensional specialty products, and other collectibles to hobby and retail customers primarily in North America.

    The consolidated financial statements include the operations of Pinnacle and its majority-owned subsidiaries (collectively referred to as the Company). All significant intercompany balances and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

  Cash Equivalents

    Cash equivalents are highly liquid investments having original maturities of three months or less.

  Accounts Receivable

    In the normal course of business, the Company may extend unsecured credit to certain classes of its customers. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its estimate of amounts which will eventually become uncollectible. Accounts receivable from customers are stated net of allowances for doubtful accounts of $260,000 and $209,000 as of December 31, 1995 and 1994, respectively.

  Inventories

    Inventories are stated at the lower of cost (principally weighted average cost) or market. Inventory costs include material, labor, and manufacturing overhead.

  Property and Equipment

    Property and equipment, including capitalized leases, are recorded at cost and are depreciated over their estimated useful lives which range from five to ten years for machinery and equipment, five to seven years for furniture and office equipment, three years for vehicles, and over the life of the related lease for leasehold improvements. Major additions and betterments are capitalized and depreciated over the remaining estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred. Depreciation and amortization, which include amortization

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED) of assets under capital leases, are computed using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes.

  Intangible and Other Assets

    Intangible and other assets consist primarily of goodwill, acquired licenses and tradenames, organization costs, and deferred loan costs. Goodwill is being amortized under the straight-line method over a period of 40 years. Acquired licenses and tradenames are being amortized over periods ranging from 15 to 35 years. Organization costs and deferred loan costs are amortized over a period of five years and the life of the related indebtedness, respectively.

    Subsequent to its initial recording, the Company periodically evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of the asset may not be recoverable. When factors indicate that the recorded amount of the intangible asset should be evaluated for possible impairment, the Company uses an estimate of the fair value of the related asset (of the operating unit in the case of goodwill) in measuring whether the asset is recoverable.

  Net Sales

    Revenue is recognized when the product is shipped. For those customers for which return privileges exist, a provision for estimated returns of sports cards (net of refundable royalties) is made in the period in which the related sale is recorded. The actual amount of sports cards returns may differ from management's estimates, however, and is dependent upon, among other things, consumer perception of the products' desirability and scarcity, retailers' merchandising practices, and owner-player relations in the respective professional sports leagues. As such, the Company's recorded liability for estimated returns may be revised periodically to reflect actual return experience. Sales of certain sports card products and certain custom products require partial or full deposits from customers.

  Cost of Sales

    Cost of sales includes materials, printing, production, slitting, packaging, royalties, and freight. Royalties are paid primarily to organizations representing the professional sports teams and players.

  Income Taxes

    Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred taxes are recorded based upon enacted tax rates anticipated to be in effect when these temporary differences are expected to reverse. Management provides a valuation allowance when it is more likely than not that the deferred tax assets will not be realized.

3. 1993 MLM ACQUISITION AND 1995 MLM SETTLEMENT:

    On July 30, 1993, Pinnacle acquired all the issued and outstanding capital stock of MLM (the 1993 MLM Acquisition) in a tax-free transaction. MLM had the exclusive, contractual responsibility for all design, creative, marketing, advertising, and sales/distribution activities for all of the Company's

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. 1993 MLM ACQUISITION AND 1995 MLM SETTLEMENT:--(CONTINUED) sports trading card products. Simultaneously with the issuance of shares to the former MLM stockholders, the Company's majority stockholder was issued 4,025 shares of preferred stock in partial consideration for additional funding and consent to the 1993 MLM Acquisition. The acquisition was accounted for under the purchase method of accounting. Assets acquired (including cash of $68,000) and liabilities assumed were $13,164,000 and $8,557,000, respectively, which resulted in an assigned value of $4,607,000 for the Class B common stock and senior preferred stock issued to the former MLM stockholders. See additional matters related to MLM in Note 5.

    After the merger was consummated, the Company and the former MLM shareholders disagreed as to the proper interpretation of a provision in the 1993 MLM Acquisition agreement (the 1993 Agreement) which regarded the treatment and the tax attributes of certain pre-acquisition liabilities owed by MLM to the Company. To resolve the parties' differing understandings as to the effects of the 1993 Agreement, in September 1995, all of the parties agreed to a settlement (the 1995 MLM Settlement) through which the 1993 MLM Acquisition was reformed. Under the 1995 MLM Settlement, the former MLM shareholders returned to Pinnacle for cancellation all of the preferred and common shares of Pinnacle stock originally issued to them as consideration in the 1993 MLM Acquisition in exchange for Pinnacle agreeing to amend its 1993 tax return in respect of the treatment of the aforementioned pre-acquisition liabilities. For financial reporting purposes, the 1995 MLM Settlement resulted in a credit to paid-in capital and corresponding charges to Class B common stock and to senior preferred stock to reflect the cancellation of those shares. The 1995 MLM Settlement also resulted in a reduction of the deferred tax asset related to the net operating loss carryforward and a corresponding reduction of the valuation reserve (see Note 12).

4. ACQUISITION OF LICENSES AND TRADENAMES OF LBC:

    During April 1995, the Company acquired from LBC Sports, Inc. and related entities (LBC), the rights to use the trade name "Action Packed" and LBC's licenses to produce certain motor sports and football trading card products. Consideration given to LBC by the Company included cash and the assumption of certain liabilities of LBC, plus performance payments, generally for a three-year term, based on future net sales (as defined) of specified Action Packed branded products and other criteria agreed to by the Company and LBC. In connection with this transaction, the Company recorded $3,025,000 attributable to the licenses and tradenames (see Note 8). Performance payments will be expensed when they are earned. In accordance with the terms of the purchase agreement, no performance payments were earned or payable for the period ending December 31, 1995.

5. UNUSUAL CHARGES:

  Related to Work Stoppages

    During 1994, the Company incurred a substantial economic loss as a consequence of the Major League Baseball strike and the National Hockey League work stoppage. The 1994 financial statement

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. UNUSUAL CHARGES:--(CONTINUED)
impact of these events has been reflected as an unusual charge in the accompanying consolidated statement of operations and is comprised of the following:

Write-off of unsalable inventory...............................   $2,300,000
Accrual for excess sales returns...............................    5,066,000
                                                                  ----------
                                                                  $7,366,000
                                                                  ----------
                                                                  ----------

    The National Hockey League resolved its dispute and commenced its season in January 1995, and in April 1995, Major League Baseball resumed operations (without a written contract between the owners and players union).

  Related to Goodwill Write-down

    In the fourth quarter of 1994, the Company recorded a $40,000,000 noncash write-down of goodwill. Goodwill of $77.4 million was initially recorded in 1991 at the time the Company acquired Score (the Score Acquisition) in a transaction substantially financed via borrowings of long-term debt. The goodwill represented the excess of the purchase price over the valuation of the net assets acquired in the Score Acquisition. The purchase price was based on management's expectations of future performance at the time of the Score Acquisition, considering historical experience and industry trends. These expectations assumed moderate growth rates in revenue, planned operating and product improvements to be implemented by new management, and sufficient cash flow from operations to repay acquisition indebtedness.

    Beginning in 1992, the sports trading cards industry began to contract primarily as a result of prior industry overproduction which led to a reduced perception of scarcity and collectibility. Further, in the second half of 1994, two events occurred that led management to reevaluate its expectations of future performance. In August, the Major League Baseball players went on strike and in October, the National Hockey League players became involved in a work stoppage. These events manifested themselves in a significant decrease in sports cards sales and a significant increase in the rate of sports cards returns. Moreover, management of the Company believed that these sports' management/labor disputes would have a material adverse effect on future sports trading cards revenues.

    As a result of the foregoing, in the fourth quarter of 1994, the Company revised its projections of earnings before interest, taxes, depreciation and amortization (EBITDA). The most critical assumptions used in these projections were (i) decreases of baseball and hockey cards sales in 1995 of at least 20% each and annual growth rates thereafter of 3-6%, (ii) no change in the Company's market share, and (iii) annual expense inflation rate of 3%. Based on these EBITDA projections, the Company utilized a fair value approach by discounting
(i) projected 1996--1999 EBITDA and (ii) a multiple of 1999 EBITDA, less applicable Company long-term debt to unrelated parties. The EBITDA discount rate and multiple used by the Company was based on transactions involving other sports trading cards companies. In applying this methodology, the Company concluded that the fair value of the Company indicated that the value of the goodwill was approximately $30 million.

    Consequently, and as a result of the foregoing, the Company recorded a $40,000,000 write-down of goodwill in 1994 that has been classified as an unusual charge in the accompanying consolidated statement of operations.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. UNUSUAL CHARGES:--(CONTINUED)
  Related to MLM

    Prior to the 1993 MLM Acquisition, the Company had a receivable from MLM. This receivable resulted from certain production costs billed to MLM for reimbursement and from MLM's portion of certain operating costs such as sales returns, bad debts, inventory write-offs, and unrecoverable minimum royalties. Because of MLM's inability to pay, this receivable was written off immediately prior to the acquisition. The Company also incurred its portion of certain of these operating charges, all of which were in excess of normal operating levels because of MLM operating decisions made prior to the acquisition. These charges (which have been reflected as an unusual charge in the accompanying consolidated statement of operations) are as follows:

Receivable due from MLM at July 30, 1993......................   $30,225,000
Incremental operating expenses absorbed by Pinnacle related to
MLM...........................................................    11,210,000
                                                                 -----------
      Unusual charges related to MLM..........................   $41,435,000
                                                                 -----------
                                                                 -----------

6. INVENTORIES:

    Inventories at December 31, 1995 and 1994, comprised the following:

                                                       1995           1994
                                                    -----------    ----------
Raw materials and supplies.......................   $   877,000    $1,762,000
Work-in-process..................................     6,299,000     2,532,000
Finished goods...................................     3,327,000     2,387,000
                                                    -----------    ----------
                                                    $10,503,000    $6,681,000
                                                    -----------    ----------
                                                    -----------    ----------

7. PROPERTY AND EQUIPMENT:

                                                       1995           1994
                                                    -----------    -----------
Vehicles, machinery, and equipment...............   $ 5,352,000    $ 5,132,000
Furniture and office equipment...................     3,557,000      3,338,000
Leasehold improvements...........................     1,360,000      1,342,000
                                                    -----------    -----------
                                                     10,269,000      9,812,000
Less- Accumulated depreciation...................    (6,542,000)    (4,681,000)
                                                    -----------    -----------
                                                    $ 3,727,000    $ 5,131,000
                                                    -----------    -----------
                                                    -----------    -----------

    The Company recorded depreciation expense of $1,861,000, $1,777,000, and $1,589,000 in 1995, 1994, and 1993, respectively.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. INTANGIBLE AND OTHER ASSETS:

    Intangible and other assets at December 31, 1995 and 1994, consisted of the following:

                                                      1995           1994
                                                   -----------    -----------
Goodwill, net of accumulated amortization of
$46,571,000 and $45,702,000, respectively.......   $30,808,000    $31,671,000
Acquired sports trading card licenses and
  tradenames, net of accumulated amortization of
$134,000 in 1995................................     2,891,000        --
Organization costs, net of accumulated
  amortization of $3,695,000 and $2,715,000,
respectively....................................     1,261,000      2,112,000
Deferred loan costs, net of accumulated
  amortization of $199,000 and $2,236,000,
respectively....................................     1,041,000        186,000
Deposits and other..............................       476,000        394,000
                                                   -----------    -----------
                                                   $36,477,000    $34,363,000
                                                   -----------    -----------
                                                   -----------    -----------

9. ACCRUED LIABILITIES:

    Accrued liabilities at December 31, 1995 and 1994, comprised the following:

                                                      1995           1994
                                                   -----------    -----------
Accrued operating expenses and other............   $ 4,112,000    $ 3,728,000
Accrued sales returns...........................     5,026,000      7,153,000
Accrued royalties payable.......................     5,962,000      2,535,000
                                                   -----------    -----------
                                                   $15,100,000    $13,416,000
                                                   -----------    -----------
                                                   -----------    -----------

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10. LONG-TERM DEBT:

    Long-term debt (including accrued but unpaid interest where applicable) at December 31, 1995 and 1994, comprised the following:

                                                    1995             1994
                                                -------------    ------------
SENIOR BANK OBLIGATIONS

  Revolving bank loans, due December 31,
    1998, with variable interest (9.14% at
December 31, 1995) payable quarterly.........   $   4,700,000    $ 16,500,000

  Bank term loans, due December 31, 1998,
    with scheduled principal and variable
    interest (9% at December 31, 1995)
payable quarterly............................      41,000,000      26,950,000
                                                -------------    ------------
      Subtotal--Senior Bank Obligations......      45,700,000      43,450,000
                                                -------------    ------------
SUBORDINATED NOTES PAYABLE TO MAJORITY
  STOCKHOLDER

  Subordinated notes payable, due December
    31, 1999, plus interest (at 12%) added to
    the principal semiannually each January
    15 and July 15...........................     103,814,000      90,288,000
                                                -------------    ------------
OTHER

  Other long-term debt.......................         906,000       1,498,000
  Obligations under capital leases (see Note
11)..........................................         252,000         478,000
                                                -------------    ------------
      Subtotal--Other........................       1,158,000       1,976,000
                                                -------------    ------------
  Total Long-Term Debt.......................     150,672,000     135,714,000
  Less-
    Subordinated notes payable to majority
stockholder..................................    (103,814,000)    (90,288,000)
    Current portion of all other long-term
debt.........................................     (13,243,000)     (3,810,000)
                                                -------------    ------------
  Long-term debt, net of current
maturities...................................   $  33,615,000    $ 41,616,000
                                                -------------    ------------
                                                -------------    ------------

    During May 1995, the Company's senior bank obligations were refinanced with a group of lenders. As refinanced, these credit facilities include a $15.0 million revolving credit commitment and a $44.0 million term loan. Total availability under the revolving credit commitment ($10.7 million at December 31, 1995) is limited to 80% of eligible accounts receivable and 50% of eligible inventory, both as defined in the credit agreement. Outstanding borrowings under the credit facilities bear interest, at the Company's option, at (1) the agent bank's prime rate plus 2% or (2) LIBOR plus 3%. A commitment fee of 1/2 of 1% is payable quarterly on unused amounts under the revolving credit facility. All outstanding borrowings under the revolving credit commitment are payable on December 31, 1998, and the term loan is payable in specified quarterly installments through December 31, 1998, plus additional annual payments, beginning in 1997, based upon 75% of any excess cash flows (as defined) generated during each preceding calendar year. The credit agreement contains covenants requiring the maintenance of certain minimum financial ratios and limitations on dividend payments and the issuance of equity securities. The credit facilities are collateralized by substantially all assets of the Company.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10. LONG-TERM DEBT:--(CONTINUED)
    In connection with the senior bank debt refinancing described above, during May 1995, the maturity dates of all principal and interest payable under the subordinated notes payable to majority stockholder were extended, by agreement of the noteholder, to December 31, 1999.

    Scheduled principal maturities of capital lease obligations and long-term debt (including subordinated notes payable to majority stockholder and excluding any payments arising from excess cash flows) are as follows:


                        YEAR ENDING
                        DECEMBER 31,
- ------------------------------------------------------------
[S]                                                            [C]
1996........................................................   $ 13,243,000
1997........................................................     14,703,000
1998........................................................     18,906,000
1999........................................................    103,820,000
2000........................................................        --
Thereafter..................................................        --
                                                               ------------
                                                               $150,672,000
                                                               ------------
                                                               ------------

11. LEASES:

    Property and equipment includes assets under capital lease having capitalized costs of $478,000, less accumulated depreciation of $226,000 and $66,000 at December 31, 1995 and 1994, respectively.

    At December 31, 1995, future minimum payments under capital lease obligations and noncancelable operating leases are as follows:

                    YEAR ENDING                        CAPITAL     OPERATING
                    DECEMBER 31,                        LEASES       LEASES
- ----------------------------------------------------   --------    ----------
1996................................................   $245,000    $1,080,000
1997................................................     61,000       200,000
1998................................................      --          103,000
1999................................................      --           65,000
2000................................................      --           62,000
Thereafter..........................................      --           --
                                                       --------    ----------
Total minimum lease payments........................    306,000    $1,510,000
                                                                   ----------
Less- Amounts representing interest.................     54,000
                                                       --------
Present value of future minimum lease payments......   $252,000
                                                       --------
                                                       --------

    Rental expense for all operating leases for the years ended December 31, 1995, 1994, and 1993, was $1,311,000, $1,173,000, and $1,141,000, respectively.

12. INCOME TAXES:

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires a change from the deferred to the liability method of computing deferred income taxes. The cumulative effect of adopting

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

12. INCOME TAXES:--(CONTINUED)
SFAS 109 at the beginning of 1993 was $3.9 million, which was principally a result of providing a valuation reserve for deferred tax assets previously recorded net-of-tax in connection with the Score Acquisition. Had the Company elected to restate prior periods' financial statements, $3.2 million of the cumulative effect would have been recorded as additional goodwill.

    Due to the Company's losses incurred in 1995, 1994, and 1993, and due to lack of any loss carryback opportunities, the Company had no taxes currently payable or refundable during any of the periods presented. The effective income tax rate differs from the statutory federal income tax rate for the following reasons:

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                    1995       1994       1993
                                                    -----      -----      -----
Statutory rate...................................   (34.0)%    (34.0)%    (34.0)%
Nondeductible goodwill amortization..............    12.0       32.4        1.3
Valuation allowance..............................    22.6        1.6       32.8
Other............................................    (0.6)       0.0       (0.1)
                                                    -----      -----      -----
Effective tax rate...............................     0.0%       0.0%       0.0%
                                                    -----      -----      -----
                                                    -----      -----      -----

    The following table summarizes the changes in the deferred income tax assets and (liabilities):

                                                      DEFERRED
                                     DECEMBER 31,    (PROVISION)    DECEMBER 31,
                                         1994          BENEFIT          1995
                                     ------------    -----------    ------------
Excess tax depreciation and
amortization......................   $   (370,000)   $    91,000    $   (279,000)
Nondeductible accruals............      2,001,000       (937,000)      1,064,000
Other items.......................         90,000        258,000         348,000
Operating loss carryforward.......     21,848,000     (8,143,000)     13,705,000
                                     ------------    -----------    ------------
                                       23,569,000     (8,731,000)     14,838,000
Valuation allowance...............    (23,569,000)     8,731,000     (14,838,000)
                                     ------------    -----------    ------------
Deferred income tax asset
(liability), net..................   $    --         $   --         $    --
                                     ------------    -----------    ------------
                                     ------------    -----------    ------------

    The Company's tax net operating loss carryforwards of approximately $40.0 million will begin to expire in 2007, if not utilized earlier. The 1995 decrease in the net operating loss carryforward and valuation allowance is related to the 1995 MLM Settlement (see Note 3).

    Management has concluded that, based on the Company's history of losses, it is currently more likely than not that the Company will not realize its deferred tax asset. Therefore, the Company has provided a 100% valuation allowance on its deferred tax asset.

13. EMPLOYEE BENEFIT PLANS:

    The Company has a 401(k) defined contribution plan under which employees may contribute up to 10% of eligible gross wages subject to certain IRS limitations. The Company, at its option, may match a portion of each eligible employee's contribution. Contributions are made at the discretion of the Board

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. EMPLOYEE BENEFIT PLANS:--(CONTINUED) of Directors. The Company incurred expenses of $68,000, $80,000, and $85,000 related to this plan for the years ended December 31, 1995, 1994, and 1993, respectively.

    The Company does not provide any postretirement or postemployment health or welfare benefits to any of its employees.

14. STOCK OPTION PLAN:

    During 1992, the stockholders approved a stock option plan (the "Plan") for key employees covering 2,145 shares of Class A common stock. The Plan authorized the issuance of both nonqualified and incentive stock options and is administered by a committee of the Board of Directors (the "Committee"). Under the terms of this Plan, the purchase price of shares subject to each nonqualified stock option granted will not be less than the par value of the common stock. The purchase price of shares subject to each incentive stock option granted will not be less than 100% of their fair market value at the date of grant. Unless extended by the Committee, options granted are exercisable for a period not to exceed 10 years. As of December 31, 1995, there were 536 options outstanding at an option price of $259 each, all of which were exercisable. There were no options granted, exercised, canceled, or forfeited during 1995.

    Further, the Board of Directors of the Company has reserved 7,558 shares of Class A common stock for issuance to management. None of these shares has been issued.

15. COMMITMENTS AND CONTINGENCIES:

  Licensing Agreements

    Sales of sports trading cards are permitted under licensing agreements with owners' associations representing Major League Baseball, the National Football League, the National Hockey League, and their related players' associations. The agreements with these organizations typically require royalty payments based on a percentage of net sports card sales (based on the regular wholesale price of the sports cards) with guaranteed minimum annual payments that may vary by license year. Historically, the Company has successfully renewed these license agreements upon the expiration of the previous licenses; however, the impact on net sales, operating income, and cash flows due to a loss of any of these contracts would be significant. In addition to sports licensing agreements, the Company has licensing agreements with certain manufacturers and individuals to produce lenticular (three-dimensional) and other collectible products. The Company pays royalty fees to these manufacturers based on net sales of these products.

    The Company's current licensing agreements (including renewal of licenses which management believes will be executed during 1996 and one expired license currently being negotiated for which the Company is currently operating under a letter of intent) expire at various dates through June 30, 1998, requiring future minimum payments aggregating $34,753,000 through 1998.

  Related Parties

    In addition to the financing described in Note 10, the Company also has consulting agreements with certain stockholders and their affiliates under which management services are provided to the Company. Total fees under these agreements are $500,000 annually, payable through July 30, 1996.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. COMMITMENTS AND CONTINGENCIES:--(CONTINUED)
    The Company paid $2,000,000 and $1,000,000 in consulting payments to the former MLM shareholders during 1995 and 1994, respectively. No further amounts are owed to the former MLM shareholders.

  Legal Matters

    The Company and its subsidiaries are parties to various legal proceedings arising in the ordinary course of business. Management believes, based upon the advice of legal counsel responsible for the review of such matters, that there is no proceeding, either threatened or pending, against the Company or its subsidiaries that could result in a materially adverse effect on the business or the financial condition of the Company.

16. STOCKHOLDERS' INVESTMENT:

    During 1992, the Board of Directors authorized the issuance of 464 shares of Class A common stock to the chief executive officer of the Company for a total consideration of $120,300. As of December 31, 1995, these shares had not been issued.

    The Company's current authorized capital consists of an aggregate of 114,075 shares of stock, consisting of 80,000 shares designated as Class A common stock (having 10 votes per share) (the Common Stock), 30,000 shares designated as Class B common stock (having one vote per share), 4,025 shares designated as redeemable preferred stock, and 50 shares designated as senior preferred stock.

    In connection with the 1993 MLM Acquisition (see Note 3), the former MLM stockholders received 14,118 shares of Class B common stock and 24 shares of senior preferred stock in exchange for the issued and outstanding capital stock of MLM. Simultaneously, 4,025 shares of redeemable preferred stock were issued to the Company's majority stockholder in partial consideration for additional funding and consent to the 1993 MLM Acquisition. In connection with the 1995 MLM Settlement (see Note 3), in September 1995 all of the issued and outstanding Class B common stock and senior preferred stock were returned to the Company and canceled.

    Dividends on the preferred shares accrue at the rate of $120 per year per share (payable quarterly) and are cumulative. The preferred stock has a liquidation preference of $1,000 per share together with all accrued but unpaid dividends, and may be redeemed at any time, in whole or in part, by the Company for the liquidation preference amount together with all accrued but unpaid dividends. No dividends have been declared by the Company for the preferred stock. Accumulated but undeclared and unpaid dividends on the preferred stock as of December 31, 1995 and 1994, were $1,207,500 and $724,500, respectively.

    Under an arrangement with the majority stockholder, the chief executive officer of the Company has the right (the Put Right) to require the Company to purchase on November 30, 1998, all shares of Common Stock and options owned by such officer for a purchase price of $3,000,000, less any amounts previously realized by such officer with respect to those shares and options. In the event the Company fails to purchase these securities upon the exercise of the Put Right, the majority stockholder is obligated to fulfill the commitment.

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

17. SUBSEQUENT EVENTS:

  Refinancing of Long-Term Debt

    In May 1996, the Company refinanced substantially all of its long-term debt. The proceeds from this refinancing were used to refinance existing senior bank obligations, repay $8.5 million of subordinated notes payable to majority stockholder, and to acquire licenses and tradenames from Donruss Trading Cards, Inc. (see below). The refinanced credit facilities include a $15.0 million revolving credit commitment and $88.0 million of term loans. Total availability under the revolving credit commitment is limited to 80% of eligible accounts receivable and 50% of eligible inventory, both as defined in the credit agreement. Outstanding borrowings under the credit facilities bear interest at optional rates based on the prime rate or LIBOR. A commitment fee is payable on unused amounts under the revolving credit facility. All outstanding borrowings under the revolving credit commitment are payable on May 27, 2001 (extendable to May 27, 2002 under certain conditions), and the term loans are payable in 16 quarterly payments of $0.5 million and then 4 quarterly payments of $8.0 million through May 28, 2001, on $40 million of term loans and in 20 quarterly payments of $0.5 million and then 4 quarterly payments of $9.5 million through May 28, 2002, on the other $48.0 million of term loans, plus additional annual payments, beginning in 1997, based upon 50% of any excess cash flows (as defined) generated during each preceding calendar year. The credit agreement contains covenants requiring the maintenance of certain minimum financial ratios and limitations on dividend payments and the issuance of equity securities. The credit facilities are collateralized by substantially all assets of the Company.

    In connection with the senior bank debt refinancing described above, during May 1996, the maturity dates of all principal and interest payable under the subordinated notes payable to majority stockholder were extended, by agreement of the noteholder, to December 31, 2001.

  Acquisition of Donruss Sports Trading Card Licenses and Tradenames

    In May 1996, the Company acquired from Donruss Trading Cards, Inc. (Donruss) the right to use the tradenames "Donruss" and "Leaf" and Donruss' licenses through which it produces certain baseball and hockey trading card products. Consideration given to Donruss included $32.5 million in cash plus the assumption of various contracts with certain professional athletes and other obligations. In connection with this transaction, the Company recorded $41.0 million attributable to the licenses and tradenames which will be amortized over 35 years. The Company concurrently purchased certain prepaid expenses and work-in-process inventory, and assumed certain related trade payables.


  Recent Legal Proceedings



    In August 1996, the Company was named in a lawsuit alleging that certain standard business practices in the sports trading card industry, including the practice of randomly inserting chase cards in packages of sports trading cards, constitute illegal gambling activities in violation of, among other things, the Racketeer Influenced and Corrupt Organizations Act (RICO). The Company's major competitors have also been named in similar lawsuits. Inherently, the outcome of litigation is uncertain. In the opinion of the Company, the action lacks substantial merit and the Company intends to defend it vigorously.



  Recapitalization and Initial Public Offering


    The Company has filed a registration statement with the Securities and Exchange Commission pursuant to an initial public offering (the Offering) whereby 4,000,000 million shares of Common Stock are to be sold at an estimated per share amount of $15. Immediately prior to the completion of the Offering,
(1) the Company will change its authorized capital to include 20,000,000 shares of Common

                     PINNACLE BRANDS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

17. SUBSEQUENT EVENTS:--(CONTINUED)

Stock, (2) the Company will declare a 103.96-for-1 stock split, (3) the majority stockholder will convert all but $33.0 million of its subordinated notes payable and all 4,025 shares of its preferred stock into 5,499,863 shares of Common Stock, and (4) the Company will grant options to purchase 1,400,988 shares of Common Stock at $2.49 per share and will award 33,837 shares of Common Stock under a newly-adopted restricted stock plan.


18. UNAUDITED PRO FORMA PER SHARE INFORMATION:


    Of the net proceeds from the sale of shares of Common Stock offered by the Company in the Offering, approximately $22.0 million will be used to repay senior bank borrowings and $33.0 million will be used to repay subordinated notes payable to majority stockholder. Pro forma net income per common share is calculated using the weighted average number of shares of Common Stock outstanding during the period (after giving effect to (i) the conversion of subordinated notes payable and preferred stock referred to in Note 17, (ii) assuming the issuance and sale of 4,000,000 shares of Common Stock and application of the proceeds, as described, as if these transactions had occurred on January 1, 1995, (iii) decreased selling, general and administrative expenses related to management and consulting fees offset by increased salaries to senior management under new employment agreements, and (iv) a tax provision on the resulting pro forma net income before taxes), plus options granted prior to the Offering to purchase Common Stock at $2.49 per share and Common Stock to be awarded under a newly-adopted restricted stock plan, assuming all such Common Stock was outstanding for all periods presented. For purposes of this computation, the weighted average number of shares of Common Stock outstanding during the period ended December 31, 1995, is 13,090,714. Historical earnings
(loss) per share have not been presented since such amounts are not meaningful in light of the conversion of subordinated notes payable and preferred stock.

INSIDE BACK COVER ARTWORK:

    Picture of Mickey Mantle with insets of one of the Company's Mickey Mantle baseball trading cards and the Pinnacle logo.

========================================    ====================================
- ----------------------------------------    ------------------------------------

    NO DEALER, SALESPERSON OR OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR MAKE ANY REPRESEN-
TATIONS NOT CONTAINED IN THIS PROSPECTUS              4,000,000 SHARES
IN CONNECTION WITH THE OFFERING COVERED
BY THIS PROSPECTUS. IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY, THE SELLING
STOCKHOLDER OR THE UNDERWRITERS. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER              PINNACLE BRANDS, INC.
TO SELL, OR A SOLICITATION OF AN OFFER
TO BUY, THE COMMON STOCK IN ANY
JURISDICTION WHERE, OR TO ANY PERSON
WHOM, IT IS PINNACLE BRANDS, INC.
UNLAWFUL TO MAKE SUCH OFFER OR
SOLICITATION. NEITHER THE DELIVERY
OF THIS PROSPECTUS NOR ANY SALE MADE
HEREUNDER SHALL, UNDER ANY CIRCUM-
STANCES, CREATE ANY IMPLICATION THAT                    COMMON STOCK
THERE HAS NOT BEEN ANY CHANGE IN THE
FACTS SET FORTH IN THIS PROSPECTUS OR IN
THE AFFAIRS OF THE COMPANY OR THE
SELLING STOCKHOLDER SINCE THE DATE
HEREOF.


        -------------------

         TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     7
The Company...........................    10
Use of Proceeds.......................    12                 ------------
Dividend Policy.......................    12                  PROSPECTUS
Dilution..............................    13                 ------------
Capitalization........................    14
Selected Financial and Operating
Data..................................    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    25
Management............................    39
Certain Transactions..................    45
Principal and Selling Stockholders....    47
Description of Capital Stock..........    48
Description of Indebtedness...........    50
Shares Eligible for Future Sale.......    52           MERRILL LYNCH & CO.
Underwriting..........................    53
Legal Matters.........................    54
Experts...............................    54            CS FIRST BOSTON
Additional Information................    55
Index to Financial Statements.........   F-1

        -------------------

    UNTIL            , 1996 (25 DAYS
FROM THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE
COMMON STOCK, WHETHER OR NOT PARTI-
CIPATING IN THIS DISTRIBUTION, MAY BE                          , 1996
REQUIRED TO DELIVER A PROSPECTUS. THIS
DELIVERY REQUIREMENT IS IN ADDITION TO
THE OBLIGATION OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS
AND WITH RESPECT TO THEIR UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.


- ----------------------------------------    ------------------------------------
========================================    ====================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated (except for the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee) fees and expenses (other than underwriting discounts and commissions) in connection with the offering described in this registration statement:

Securities and Exchange Commission registration fee....................   $23,793.10
National Association of Securities Dealers, Inc. filing fee............
The New York Stock Exchange filing fee.................................
Transfer Agent and Registrar fees......................................
Blue Sky filing and counsel fees and expenses..........................
Printing and engraving costs...........................................
Legal fees and expenses................................................
Accounting fees and expenses...........................................
Miscellaneous..........................................................
      Total............................................................

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Article Eleventh of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), as provided by Section 102(b)(7) of the Delaware General Corporation Law ("Delaware Law"), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to a corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.



    Section 145 of the Delaware Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the Company only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article Eleventh of the Company's Certificate of Incorporation entitles officers and directors of the Company to indemnification to the fullest extent permitted by Section 145 of the Delaware Law, as the same may be supplemented from time to time.


    Reference is also made to the Company's Certificate of Incorporation, filed as Exhibit 3.1 hereto.

    Reference is also made to Section   of the Underwriting Agreement contained
in Exhibit 1.1 hereto, which provides certain indemnification rights to the directors and officers of the Company in connection with this Offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    On July 30, 1993, the Company issued an aggregate of 14,117.7 shares of its Class B Common Stock and an aggregate of 23.64 shares of its Senior Preferred Stock to Daniel C. Shedrick, Harris A. Cahn, Barry A. Halper, Bruno Tomasi and Franco Harris (collectively, the "MLM Stockholders") in connection with its acquisition of MLM Marketing, Inc. In September 1995, the acquisition of MLM Marketing, Inc. was reformed and the MLM Stockholders returned to the Company all of the shares of Class B Common Stock and Senior Preferred Stock issued to them in the acquisition. In connection with the acquisition, Acadia received 4,025 shares of Redeemable Preferred Stock. On March 31, 1994 and May 31, 1995, Acadia received 3,486.90652 and 2,234.48529 shares of Class A Common Stock. During the past three years, $73.7 million of subordinated indebtedness was issued to Acadia, of which $28.4 million was issued for cash, $28.0 million was issued as pay-in-kind interest and $17.3 million was issued in exchange for maturing subordinated indebtedness. The issuances described in this Item 15 were deemed exempt from registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon Section 4(2) of the Act as transactions by an issuer not involving any public offering. The securities issued in these private transactions were subject to appropriate transfer restrictions. All recipients had adequate access, through their relationships with the Company, to information about the Company.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


EXHIBIT NUMBER                                       EXHIBIT
- --------------   --------------------------------------------------------------------------------
      1.1        Form of Underwriting Agreement between the Company and Merrill Lynch & Co. (1)
      3.1        Form of Amended and Restated Certificate of Incorporation of the Company (1)
      3.2        Amended and Restated By-Laws of the Company (1)
      4.1        Form of Certificate for Common Stock (1)
      4.2        Registration Rights Agreement dated as of          , 1996 among the Company,
                   Acadia Partners, L.P. and Acadia Electra Partners, L.P. (1)
      4.3        Registration Rights Agreement dated as of          , 1996 between the Company
                   and Chase Manhattan Investment Holdings, Inc. (1)
      4.4        Conversion Agreement dated as of             , 1996 among the Company, Acadia
                   Partners, L.P. and Acadia Electra Partners, L.P. (1)
      5.1        Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP (1)
    *10.1        Credit Agreement dated as of May 29, 1996 among Pinnacle Brands, Inc., Grand
                   Slam Acquisition Corp. and GSAC Holdings, Inc., as Parent Guarantors, the
                   Subsidiary Guarantors, the lenders named therein, Merrill Lynch & Co., as
                   Arranger and Syndication Agent, and Wells Fargo Bank, N.A., as Administrative
                   and Collateral Agent
     10.2        Grand Slam Acquisition Corp. Amended and Restated 1992 Stock Option Plan (1)
    *10.3        Lease Agreement between E. Ann Flavin and John P. Flavin and Optigraphics
                   Corporation
     10.4        Amended and Restated Employment Agreement dated as of       , 1996, between the
                   Company and Jerry M. Meyer (1)
     10.5        Amended and Restated Employment Agreement dated as of       , 1996 between the
                   Company and Michael J. Cleary (1)
     10.6        Employment Agreement dated as of       , 1996 between the Company and John S.
                   Worth (1)
     10.7        Employment Agreement dated as of       , 1996 between the Company and James
                   Brochhausen (1)
     10.8        Pinnacle Brands Inc. 1996 Incentive Stock Option Plan (1)

EXHIBIT NUMBER                                       EXHIBIT
- --------------   --------------------------------------------------------------------------------
    *10.9        Actuarial Consultants, Inc. Defined Contribution Prototype Plan and Trust
                   Agreement
    *10.10       Asset Purchase Agreement dated as of April 16, 1996 by and among Donruss Trading
                   Cards, Inc., Leaf, Inc. and Pinnacle Brands, Inc.
    *10.11       Trademark License Agreement dated as of May 28, 1996, by and between Leaf, Inc.
                   and Pinnacle Brands, Inc.
    *10.12       License Agreement dated as of May 28, 1996 by and between Pinnacle Brands, Inc.
                   and Donruss Trading Cards, Inc.
    *10.13       License Agreement dated as of May 28, 1996 by and between Pinnacle Brands, Inc.
                   and Donruss Trading Cards, Inc.
    *10.14       Settlement Agreement dated September 15, 1995 among Grand Slam Acquisition
                   Corp., Pinnacle Brands, Inc., MLM Acquisition Corp., the MLM Stockholders and
                   Larry Lambrecht
    *10.15       Settlement Agreement dated September 15, 1995 among Grand Slam Acquisition
                   Corp., Pinnacle Brands, Inc., MLM Acquisition Corp., the MLM Stockholders and
                   Larry Lambrecht
    *10.16       Release dated September 15, 1995, by and among Grand Slam Acquisition Corp.,
                   Pinnacle Brands, Inc. and MLM Acquisition Corp.
    *10.17       Release dated September 15, 1995, by and among Daniel C. Shedrick, Harris A.
                   Cohn, Barry A. Halper, Bruno Tomasi, Franco Harris, Larry Lambrecht, Grand
                   Slam Acquisition Corp., Pinnacle Brands, Inc., MLM Acquisition Corp. and the
                   other Releasees as listed therein.
    *10.18       Release dated as of September 15, 1995, by and among Grand Slam Acquisition
                   Corp., Pinnacle Brands, Inc., MLM Acquisition Corp., Daniel C. Shedrick,
                   Harris A. Cohn, Barry A. Halper, Bruno Tomasi, Franco Harris, Larry Lambrecht
                   and the other Releasees as listed therein.
    *10.19       Retail License Agreement dated September 21, 1993 between NHL Enterprises, Inc.
                   and Pinnacle Brands, Inc. (2)
    *10.20       License Agreement dated June 3, 1996 between Donruss Trading Card Company and the National Hockey League Players Association (2)
    *10.21       License Agreement dated March 19, 1993 between Score Group, Inc. and the
                   National Hockey League Players Association (2)
    *10.22       License Agreement dated December 31, 1994 between the Major League Baseball
                   Players Association and Donruss Trading Cards, Inc. (2)
    *10.23       Major League Baseball Properties, Inc. License Agreement re: Donruss Trading
                   Cards, Inc., dated May 23, 1996 (2)
    *10.24       License Agreement dated December 27, 1994 between the Major League Baseball
                   Players Association and Pinnacle Brands, Inc. (2)
    *10.25       Agreement dated March 14, 1995 between Pinnacle Brands, Inc. and the National
                   Football League Players, Inc. (2)
    *10.26       Letter of Intent dated June 29, 1995 between Pinnacle Brands, Inc. and NFL
                   Properties, Inc. (2)
    *10.27       Letter of Intent dated May 15, 1995 between Pinnacle Brands, Inc. and Major
                   League Baseball Properties (2)
     10.28       Pinnacle Brands, Inc. 1996 Restricted Stock Plan (1).
    *21.1        Subsidiaries of the Company
     23.1        Consent of Arthur Andersen LLP
     23.2        Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (included in Exhibit
                   5.1)(1)
     24.1        Powers of Attorney (included on signature page)
    *27.1        Financial Data Schedule


- ------------

* Previously filed

(1) To be filed by amendment.

(2) Confidential treatment has been requested for portions of this exhibit.

    (b) Consolidated Financial Statements Schedules

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

    All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

    (1) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (2) The undersigned registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Prairie, State of Texas on August 30, 1996.

                                          PINNACLE BRANDS, INC.

                                          By:  /s/ Jerry M. Meyer
                                              ..................................
                                              Jerry M. Meyer
                                             Chairman of the Board and
                                             Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes each of Jerry M. Meyer, Michael
J. Cleary and John S. Worth, as attorney-in-fact, to sign and file on his or her behalf, individually and in each capacity stated below, any pre-effective or post-effective amendment hereto or any registration statement relating to this offering.



              SIGNATURE                                TITLE                        DATE
- -------------------------------------  -------------------------------------   --------------

                  *                    Chairman of the Board, Chief              August 30,
 .....................................    Executive Officer and Director             1996
           Jerry M. Meyer                (principal executive officer)

                  *                    Executive Vice President, Chief           August 30,
 .....................................    Operating Officer and Director             1996
          Michael J. Cleary

                  *                    Chief Financial Officer, Senior Vice      August 30,
 .....................................    President and Secretary (principal         1996
            John S. Worth                financial and accounting officer)

                  *                    Director                                  August 30,
 .....................................                                               1996
        Bradford E. Bernstein

                  *                    Director                                  August 30,
 .....................................                                               1996
         Daniel L. Doctoroff

                  *                    Director                                  August 30,
 .....................................                                               1996
          Douglas D. Wheat

By   /s/ Jerry M. Meyer
   ............................
         Jerry M. Meyer
       individually and as
         attorney-in-fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pinnacle Brands Inc.:

    We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Pinnacle Brands Inc. (formerly Grand Slam Acquisition Corp., a Delaware Corporation) and subsidiaries included in this registration statement and have issued our report thereon dated March 7, 1996. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II, Valuation and Qualifying Accounts, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.




                                          ARTHUR ANDERSEN LLP

March 7, 1996
  Dallas, Texas

                             PINNACLE BRANDS, INC.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                                        ADDITIONS
                                                                -------------------------     DEDUCTIONS
                                                 BALANCE AT     CHARGED TO     CHARGED TO    ------------        NET
                                                  BEGINNING      COSTS AND       OTHER         PRODUCT        INCREASE
                                                  OF PERIOD      EXPENSES       ACCOUNTS       RETURNS       (DECREASE)
                                                 -----------    -----------    ----------    ------------    -----------
Description

YEAR ENDED DECEMBER 31, 1995
Included in Accrued Liabilities:
  Accrued Sales Returns.......................   $ 7,153,000    $14,925,000    $       --    $(17,052,000)   $(2,127,000)
                                                 -----------    -----------    ----------    ------------    -----------
    Total.....................................   $ 7,153,000    $14,925,000    $       --    $(17,052,000)   $(2,127,000)
                                                 -----------    -----------    ----------    ------------    -----------
                                                 -----------    -----------    ----------    ------------    -----------

YEAR ENDED DECEMBER 31, 1994
Included in Accrued Liabilities:
  Accrued Sales Returns.......................   $11,765,000    $17,037,000    $       --    $(21,649,000)   $ 4,612,000
                                                 -----------    -----------    ----------    ------------    -----------
    Total.....................................   $11,765,000    $17,037,000    $       --    $(21,649,000)   $ 4,612,000
                                                 -----------    -----------    ----------    ------------    -----------
                                                 -----------    -----------    ----------    ------------    -----------

YEAR ENDED DECEMBER 31, 1993
Included in Accrued Liabilities:
  Accrued Sales Returns.......................   $ 3,276,000    $19,010,000    $       --    $(10,521,000)   $ 8,489,000
                                                 -----------    -----------    ----------    ------------    -----------
    Total.....................................   $ 3,276,000    $19,010,000    $       --    $(10,521,000)   $ 8,489,000
                                                 -----------    -----------    ----------    ------------    -----------
                                                 -----------    -----------    ----------    ------------    -----------


                                                BALANCE AT
                                                    END
                                                 OF PERIOD
                                                -----------
Description
YEAR ENDED DECEMBER 31, 1995
Included in Accrued Liabilities:
  Accrued Sales Returns.......................  $ 5,026,000
                                                -----------
    Total.....................................  $ 5,026,000
                                                -----------
                                                -----------
YEAR ENDED DECEMBER 31, 1994
Included in Accrued Liabilities:
  Accrued Sales Returns.......................  $ 7,153,000
                                                -----------
    Total.....................................  $ 7,153,000
                                                -----------
                                                -----------
YEAR ENDED DECEMBER 31, 1993
Included in Accrued Liabilities:
  Accrued Sales Returns.......................  $11,765,000
                                                -----------
    Total.....................................  $11,765,000
                                                -----------
                                                -----------

                                 EXHIBIT INDEX


EXHIBIT NUMBER                                       EXHIBIT
- --------------   --------------------------------------------------------------------------------
      1.1        Form of Underwriting Agreement between the Company and Merrill Lynch & Co. (1)
      3.1        Form of Amended and Restated Certificate of Incorporation of the Company (1)
      3.2        Amended and Restated By-Laws of the Company (1)
      4.1        Form of Certificate for Common Stock (1)
      4.2        Registration Rights Agreement dated as of          , 1996 among the Company,
                   Acadia Partners, L.P. and Acadia Electra Partners, L.P. (1)
      4.3        Registration Rights Agreement dated as of          , 1996 between the Company
                   and Chase Manhattan Investment Holdings, Inc. (1)
      4.4        Conversion Agreement dated as of            , 1996 among the Company, Acadia
                   Partners, L.P. and Acadia Electra Partners, L.P. (1).
      5.1        Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP (1)
    *10.1        Credit Agreement dated as of May 29, 1996 among Pinnacle Brands, Inc., Grand
                   Slam Acquisition Corp. and GSAC Holdings, Inc., as Parent Guarantors, the
                   Subsidiary Guarantors, the lenders named therein, Merrill Lynch & Co., as
                   Arranger and Syndication Agent, and Wells Fargo Bank, N.A., as Administrative
                   and Collateral Agent
     10.2        Grand Slam Acquisition Corp. Amended and Restated 1992 Stock Option Plan (1)
    *10.3        Lease Agreement between E. Ann Flavin and John P. Flavin and Optigraphics
                   Corporation
     10.4        Amended and Restated Employment Agreement dated as of       , 1996, between the
                   Company and Jerry M. Meyer (1)
     10.5        Amended and Restated Employment Agreement dated as of       , 1996 between the
                   Company and Michael J. Cleary (1)
     10.6        Employment Agreement dated as of       , 1996 between the Company and John S.
                   Worth (1)
     10.7        Employment Agreement dated as of       , 1996 between the Company and James
                   Brochhausen (1)
     10.8        Pinnacle Brands Inc. 1996 Incentive Stock Option Plan (1)
    *10.9        Actuarial Consultants, Inc. Defined Contribution Prototype Plan and Trust
                   Agreement
    *10.10       Asset Purchase Agreement dated as of April 16, 1996 by and among Donruss Trading
                   Cards, Inc., Leaf, Inc. and Pinnacle Brands, Inc.
    *10.11       Trademark License Agreement dated as of May 28, 1996, by and between Leaf, Inc.
                   and Pinnacle Brands, Inc.
    *10.12       License Agreement dated as of May 28, 1996 by and between Pinnacle Brands, Inc.
                   and Donruss Trading Cards, Inc.
    *10.13       License Agreement dated as of May 28, 1996 by and between Pinnacle Brands, Inc.
                   and Donruss Trading Cards, Inc.
    *10.14       Settlement Agreement dated September 15, 1995 among Grand Slam Acquisition
                   Corp., Pinnacle Brands, Inc., MLM Acquisition Corp., the MLM Stockholders and
                   Larry Lambrecht
    *10.15       Settlement Agreement dated September 15, 1995 among Grand Slam Acquisition
                   Corp., Pinnacle Brands, Inc., MLM Acquisition Corp., the MLM Stockholders and
                   Larry Lambrecht
    *10.16       Release dated September 15, 1995, by and among Grand Slam Acquisition Corp.,
                   Pinnacle Brands, Inc. and MLM Acquisition Corp.
    *10.17       Release dated September 15, 1995, by and among Daniel C. Shedrick, Harris A.
                   Cohn, Barry A. Halper, Bruno Tomasi, Franco Harris, Larry Lambrecht, Grand
                   Slam Acquisition Corp., Pinnacle Brands, Inc., MLM Acquisition Corp. and the
                   other Releasees as listed therein.
    *10.18       Release dated as of September 15, 1995, by and among Grand Slam Acquisition
                   Corp., Pinnacle Brands, Inc., MLM Acquisition Corp., Daniel c. Shedrick,
                   Harris A. Cohn, Barry A. Halper, Bruno Tomasi, Franco Harris, Larry Lambrecht
                   and the other Releasees as listed therein.
    *10.19       Retail License Agreement dated September 21, 1993 between NHL Enterprises, Inc.
                   and Pinnacle Brands, Inc. (2)

EXHIBIT NUMBER                                       EXHIBIT
- --------------   --------------------------------------------------------------------------------
    *10.20       License Agreement dated June 3, 1996 between Donruss Trading Card Company and the National Hockey League Players Association (2)
    *10.21       License Agreement dated March 19, 1993 between Score Group, Inc. and the
                   National Hockey League Players Association (2)
    *10.22       License Agreement dated December 31, 1994 between the Major League Baseball
                   Players Association and Donruss Trading Cards, Inc. (2)
    *10.23       Major League Baseball Properties, Inc. License Agreement re: Donruss Trading
                   Cards, Inc., dated May 23, 1996(2)
    *10.24       License Agreement dated December 27, 1994 between the Major League Baseball
                   Players Association and Pinnacle Brands, Inc.(2)
    *10.25       Agreement dated March 14, 1995 between Pinnacle Brands, Inc. and the National
                   Football League Players, Inc. (2)
    *10.26       Letter of Intent dated June 29, 1995 between Pinnacle Brands, Inc. and NFL
                   Properties, Inc. (2)
    *10.27       Letter of Intent dated May 15, 1995 between Pinnacle Brands, Inc. and Major
                   League Baseball Properties (2)
     10.28       Pinnacle Brands, Inc. 1996 Restricted Stock Plan (1)
    *21.1        Subsidiaries of the Company
     23.1        Consent of Arthur Andersen LLP
     23.2        Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (included in Exhibit
                   5.1)(1)
     24.1        Powers of Attorney (included on signature page)
    *27.1        Financial Data Schedule


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* Previously filed

(1) To be filed by amendment.

(2) Confidential treatment has been requested for portions of this exhibit.